================================================================================
                     U.S. SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM SB-2
                             REGISTRATION STATEMENT
                                      UNDER
                           THE SECURITIES ACT OF 1933

                           FIRST SHARES BANCORP, INC.
                 (Name of small business issuer in its charter)

        INDIANA                        6022                     35-1948962
(State or jurisdiction       (Primary Standard Industrial     (I.R.S. Employer
   of incorporation           Classification Code Number)    Identification No.)
   or organization)

                            996 SOUTH STATE ROAD 135
                            GREENWOOD, INDIANA 46143
                                 (317) 882-4790
         (Address and telephone number of principal executive offices)
                            996 SOUTH STATE ROAD 135
                            GREENWOOD, INDIANA 46143
(Address of principal place of business or intended principal place of business)
                                   JERRY ENGLE
                            996 SOUTH STATE ROAD 135
                            GREENWOOD, INDIANA 46143
                                 (317) 882-4790
            (Name, address and telephone number of agent for service)

                                   Copies to:

          CURT W. HIDDE, ESQ.                         DAVID A. BUTCHER, ESQ.
    LEAGRE CHANDLER & MILLARD LLP                   BOSE MCKINNEY & EVANS LLP
135 NORTH PENNSYLVANIA STREET,                    135 NORTH PENNSYLVANIA STREET,
            SUITE 1400                                     SUITE 2700
     INDIANAPOLIS, INDIANA 46204                   INDIANAPOLIS, INDIANA 46204
           (317) 808-3000                                (317) 684-5000

     APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO PUBLIC: As soon as practicable after the effective date of this Registration Statement.
     If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box. [X]
     If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]
     If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]
     If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]
     If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. [ ]


                                               CALCULATION OF REGISTRATION FEE
====================================================================================================================
                                                     PROPOSED MAXIMUM      PROPOSED MAXIMUM
       TITLE OF EACH CLASS OF          AMOUNT TO      OFFERING PRICE          AGGREGATE             AMOUNT OF
    SECURITIES TO BE REGISTERED           BE             PER UNIT           OFFERING PRICE       REGISTRATION FEE
                                      REGISTERED
--------------------------------------------------------------------------------------------------------------------
 Common Stock, $.01 par value           120,000           $8.75               $1,050,000              $96.60
--------------------------------------------------------------------------------------------------------------------

     Total .........................                                          $1,050,000              $96.60
====================================================================================================================

     THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(a) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE SECURITIES AND EXCHANGE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(a), MAY DETERMINE.

The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.


                  SUBJECT TO COMPLETION, DATED OCTOBER 1, 2002

PROSPECTUS
________, 2002

                                [FIRST BANK LOGO]

                           FIRST SHARES BANCORP, INC.

                         120,000 SHARES OF COMMON STOCK

--------------------------------------------------------------------------------

     FIRST SHARES BANCORP, INC.

     - We are the holding company for First Bank, an Indiana state-chartered bank located in Greenwood, Indiana. Our assets grew from $44.0 million at March 31, 1999 to $145.6 million at June 30, 2002, an increase of 231%. Our loans and deposits also increased by 255% and 208%, respectively, during that period.

     -   First Shares Bancorp, Inc.
         996 South State Road 135
         Greenwood, Indiana 46143
         (317) 882-4790

     -   OTC Bulletin Board Symbol:  FBGI

     THE OFFERING:

     - One of our shareholders, The Hershell and Pauline Baker Family Trust, is offering all 120,000 of the shares. The trust is not connected with our management.

     - The shares will be sold primarily by David A. Noyes & Company as sales agent. The sales agent has agreed to use its best efforts to sell the shares offered.

     -   Price:  $    per share

     - The net proceeds from the sale of these shares will be retained by the selling shareholder. We will receive no proceeds from the sale of these shares.


==================================================================================================================
                                                                                           Proceeds to
                                                 Price to Public   Sales Commission     Selling Shareholder
                                                 ---------------   ----------------     -------------------
Per Share...................................... $                 $                   $
Total.......................................... $                 $                   $



THIS INVESTMENT INVOLVES RISK. IT IS NOT A DEPOSIT OR AN ACCOUNT INSURED BY THE FEDERAL DEPOSIT INSURANCE CORPORATION OR ANY OTHER GOVERNMENT AGENCY. SOME OF THE RISKS OF THIS INVESTMENT ARE DESCRIBED UNDER THE CAPTION "RISK FACTORS" BEGINNING ON PAGE 6.

--------------------------------------------------------------------------------

NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR DETERMINED IF THIS PROSPECTUS IS TRUTHFUL OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

--------------------------------------------------------------------------------


                            DAVID A. NOYES & COMPANY

[FIRST BANK LOGO]

[MAP OF STATE OF INDIANA]                [MAP OF STATE OF INDIANA COUNTIES]


GREENWOOD OFFICES:              MORGANTOWN OFFICE:                       NASHVILLE OFFICE:

996 South State Road 135        180 West Washington Street               160 East Main Street
Greenwood, Indiana              Morgantown, Indiana                      Nashville, Indiana

1266 North Madison Avenue       BARGERSVILLE OFFICE:                     TRAFALGAR OFFICE:
Greenwood, Indiana
                                250 North State Road 135                 110 North State Road 135
3195 W. Fairview Road           Bargersville, Indiana                    Trafalgar, Indiana
Greenwood, Indiana
                                FRANKLIN LOAN OFFICE:

                                1118 North Main Street, Suite B
                                Franklin, Indiana

                                   ----------

                               INVESTOR RELATIONS:
                                 Jerry R. Engle
                                 (317) 882-4790
                              jengle@f1rstbank.com

                               PROSPECTUS SUMMARY

     You should read the following summary together with the more detailed business information and the financial statements and related notes that appear elsewhere in this prospectus. This summary does not contain all of the information that you should consider before making an investment decision. This prospectus contains forward-looking statements that involve risks and uncertainties. Our results could differ materially from those anticipated in these forward-looking statements as a result of various factors, including those in the section entitled "Risk Factors" and elsewhere in this prospectus. All references to the "Company," "we," "us" or "our" in this prospectus mean First Shares Bancorp, Inc. and its wholly-owned subsidiary, First Bank, collectively, except where it is clear we mean otherwise.

                    FIRST SHARES BANCORP, INC. AND FIRST BANK

BUSINESS

     First Shares Bancorp, Inc. ("First Shares") is a bank holding company that owns all of the common shares of First Bank, an Indiana-chartered bank with deposit accounts insured by the Federal Deposit Insurance Corporation. After years of slow growth, we implemented an aggressive new growth strategy in March 1999 with the goal of capturing a significant portion of the market for banking services in Central Indiana, south of Indianapolis. From March 31, 1999 to June 30, 2002, our loan portfolio increased by 255%, our deposits increased by 208% and our assets increased by 231%. To help finance that growth, we raised approximately $2.7 million through a public offering of our common shares in 2000 and approximately $4.3 million through a public offering of debt securities and stock purchase contracts in 2002.

     The address of our principal executive offices is 996 South State Road 135, Greenwood, Indiana 46143, and our phone number is (317) 882-4790.

FIRST BANK'S MARKET AREA

     We operate in Central Indiana, principally in Johnson, Morgan and Brown counties, south of Indianapolis. As of the 2000 census, the most recent date for which figures were available, these three counties had a combined population of approximately 196,855. Johnson County was the third fastest growing county in Indiana based on a population increase from 1990 to 2000. As of July, 2002, the three-county area had an unemployment rate of less than 4.5%.

MANAGEMENT

     Jerry R. Engle is our President and Chief Executive Officer. He has over 30 years of banking experience. Until March 1999, when he joined us, Mr. Engle was the chief executive officer of Citizens Bank of Central Indiana, a position he assumed in 1992 when Indiana Bancshares, Inc., of which he was chief executive officer, merged into CNB Bancshares, Inc., the holding company for Citizens Bank. During his tenure at Citizens Bank, Mr. Engle managed the CNB affiliate bank based in Greenwood, Indiana, which had average assets of approximately $652.1 million in 1998.

     John Ditmars is our Executive Vice President, a position he has held since March 1999. He has over 20 years of banking experience. Until March 1999, Mr. Ditmars was the Senior Lending Officer and head of the Commercial Lending Department at Citizens Bank of Central Indiana, where he worked with Mr. Engle.

     Frank A. "Andy" Rogers is our Chairman of the board of directors, a position he assumed in 1999. He has approximately 40 years of banking experience and served as the chief executive officer of three separate financial institutions prior to his affiliation with us.

                                  THE OFFERING

Securities Offered for Sale...............  Shares of common stock of First
                                            Shares Bancorp, Inc.

Number of Shares being Offered............  120,000 by a selling shareholder.

Price to the Public.......................  $    per share.

Dividend Policy...........................  We do not intend to pay any cash dividends in the foreseeable future.

Use of proceeds...........................  All net proceeds of the offering will be received by the selling
                                            shareholder. We will receive no
                                            proceeds from the offering.

Risk Factors..............................  You should read the "Risk Factors"
                                            section beginning on page 6 before
                                            deciding to invest in the offering.

Trading Market and Symbol.................  Nasdaq OTC Bulletin Board:  "FBGI".

                  SUMMARY CONSOLIDATED FINANCIAL AND OTHER DATA

     The summary consolidated financial and other data presented below should be read in conjunction with, and is qualified in its entirety by reference to, our consolidated financial statements for the years ended December 31, 2001, 2000 and for the six months ended June 30, 2002 and 2001 and related notes, which can be found at the end of this prospectus, and "Management's Discussion and Analysis of Financial Condition and Results of Operations" contained elsewhere in this prospectus.


                                                  SIX MONTHS ENDED
                                                      JUNE 30,                                    YEAR ENDED
                                              ------------------------   ----------------------------------------------------------
                                                 2002         2001         2001         2000          1999         1998     1997
                                              ---------     ---------    ---------    --------     ---------     -------  ---------
                                                                   (DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA)
CONSOLIDATED OPERATING DATA:
Interest income (tax equivalent) (1) ......   $   4,404     $   4,560    $   9,185    $  7,622     $   3,951     $ 3,364   $  3,333
Interest expense ..........................       1,809         2,542        4,804       4,335         1,817       1,470      1,505
                                              ---------     ---------    ---------    --------     ---------     -------   --------
Net interest income (tax equivalent) (1) ..       2,595         2,018        4,381       3,287         2,134       1,894      1,828
Tax equivalent adjustment (1) .............          (9)          (11)         (21)        (26)          (40)        (43)       (22)
                                              ---------     ---------    ---------    --------     ---------     -------   --------
Net interest income .......................       2,586         2,007        4,360       3,261         2,094       1,851      1,806
Provision for loan losses .................        (110)         (163)        (331)       (417)         (280)       (526)       (15)
Noninterest income ........................         701           446        1,102         506           198         183        215
Noninterest expense .......................       2,456         2,151        4,439       4,208         2,694       1,599      1,536
                                              ---------     ---------    ---------    --------     ---------     -------   --------
Income (loss) before income taxes .........         721           139          692        (858)         (682)        (91)       470
Income tax expense (benefit) ..............        (125)         --           --          --             (73)        (85)       182
                                              ---------     ---------    ---------    --------     ---------     -------   --------
Net income (loss) .........................   $     846     $     139    $     692    $   (858)    $    (609)    $    (6)  $    288
                                              =========     =========    =========    ========     =========     =======   ========

PER SHARE DATA:
Basic earnings (loss) per share ...........   $    0.80     $    0.13    $    0.66    $  (1.08)    $   (0.97)    $ (0.01)  $   0.53
Diluted earnings (loss) per share .........        0.79          0.13    $    0.65    $  (1.08)    $   (0.97)    $ (0.01)  $   0.52
Cash dividends per share ..................        --            --           --          --            0.13        0.17       0.16
Book value per share ......................        7.67          6.48         6.90        6.27          6.92        8.22       8.37

CONSOLIDATED BALANCE SHEET DATA:
Total assets ..............................   $ 145,566     $ 122,387    $ 128,113    $106,436     $  68,670     $42,865   $ 41,938
Earning assets ............................     132,710       110,496      118,622      98,621        63,956      39,645     38,831
Securities available for sale .............      32,325        19,904       22,881      15,772        16,875       8,535      4,907
Securities held to maturity ...............         115           275          275         276           617       1,334      2,874
Loans .....................................      97,389        88,111       93,715      81,903        46,146      26,651     28,921
Allowance for loan losses .................      (1,223)         (991)      (1,148)       (910)         (549)       (346)      (396)
Total deposits ............................     121,239       109,483      111,375      90,708        62,987      38,107     36,997
Noninterest-bearing deposits ..............      12,243        10,499       11,253      10,177         6,990       5,946      5,793
Interest-bearing deposits .................     108,996        98,984      100,122      80,531        55,997      32,161     31,204
Shareholders' equity ......................       8,079         6,817        7,263       6,599         4,597       4,485      4,566

FINANCIAL RATIOS:
Loans to deposits .........................       80.33%        80.48%       84.14%      90.29%        73.26%      69.94%     78.17%
Return on average assets ..................        1.27          0.24         0.58       (0.94)        (1.19)      (0.01)      0.70
Return on average equity ..................       22.38          4.22         9.99      (17.83)       (12.33)      (0.13)      6.59
Average equity to average assets ..........        5.67          5.80         5.78        5.29          9.66       10.84      10.62
Dividend payout ratio .....................        --            --           --          --            --          --        30.90
Net interest margin .......................        4.18          3.83         3.93        3.90          4.56        4.87       4.74
Nonperforming loans to total loans ........        0.31          0.43         0.33        0.15          0.31        0.97       1.50
Leverage capital ratio (2) ................        9.41          7.10         6.95        7.87          7.13        9.92      10.03
Efficiency ratio (3) ......................       74.51%        87.30%       80.96%     110.94%       115.54%      77.00%     75.18%


-------------------
(1) Net interest income has been presented on both a tax-equivalent and non-tax equivalent basis. The tax equivalent basis was calculated using a 34% tax rate for all periods presented. The tax equivalent adjustment reverses the tax equivalent basis in order to present net interest income in accordance with accounting principles generally accepted in the United States of America as reflected in the consolidated financial statements.
(2)  This ratio is for First Bank only.
(3) The efficiency ratio is calculated by dividing noninterest expense by the sum of net interest income, on a fully tax equivalent basis, and noninterest income.

                                  RISK FACTORS

     You should carefully consider all of the information in this prospectus and, in particular, the following factors which describe particular risks in investing in our common stock. If any of the following risks actually occur, our business, financial condition or results of operations may suffer. As a result, the price of our common shares could decline and you may lose part or all of your investment.

     This prospectus contains forward-looking statements that involve risks and uncertainties, including statements about our future plans, objectives, intentions and expectations. Many factors, including those described below, could cause actual results to differ materially from those discussed in any forward-looking statements. These statements can sometimes be identified by our use of forward-looking words such as "may," "will," "should," "expect," "anticipate," "estimate," "intend," "plan" or "continue."

THERE IS A VERY LIMITED TRADING MARKET FOR OUR COMMON SHARES.

     Our common shares are quoted on the OTC Bulletin Board, but transactions occur infrequently. We believe it is likely that the trading volume in our common shares on any given day in the foreseeable future will be low compared to other, larger companies and other financial institutions. Thus, you may have some difficulty in buying or selling our common shares.

OUR NEED TO COMPLY WITH EXTENSIVE AND COMPLEX GOVERNMENTAL REGULATION COULD HAVE AN ADVERSE EFFECT ON OUR BUSINESS.

     The banking industry is subject to extensive regulation by state and federal banking authorities. Many of these regulations are intended to protect depositors, the public or the FDIC, rather than shareholders. Regulatory requirements affect our lending practices, capital structure, investment practices, dividend policy and many other aspects of our business.

     After the examination of the Company in the fourth quarter of 2000 by the Federal Reserve Board, that agency restricted us from taking any of the following actions without its prior approval: (i) declaring or paying any dividends, (ii) incurring any debt, and (iii) purchasing or redeeming any common shares. We subsequently received approval for and made a public offering of subordinated debentures and mandatory stock purchase contracts that provided net proceeds of approximately $4.3 million. However, we have not yet received any indication from the Federal Reserve Board as to when its restrictions may be lifted.

     Further, various aspects of the banking industry and our operations may be affected by federal economic and monetary policies, which are outside our control, by adversely affecting our ability to attract deposits, make loans and achieve satisfactory interest spreads.

OUR RECENT GROWTH HAS BEEN LIMITED BY OUR FINANCIAL CONDITION AND FUTURE GROWTH IS UNCERTAIN.

     Our strategy is to grow internally through increasing deposits and loans and, to the extent available, by branch acquisitions. Our growth during 2000 and 2001 was limited by our overall financial condition and, to some extent, by operating losses in 1999 and 2000. Our strategy to continue growth will be successful only if we can increase our level of loans and deposits at acceptable risk levels and terms without increasing non-interest expenses proportionately. Also, if we are not able to maintain profitability in the future, we might be forced to curtail our growth strategy to remain within regulatory capital requirements. Competitive, economic and other factors could result in slower growth or higher non-interest expenses than anticipated, and we cannot assure you that we will be able to fully implement our growth strategy.

IF FIRST BANK EXPERIENCES GREATER LOAN LOSSES THAN ANTICIPATED, IT WILL HAVE AN ADVERSE EFFECT ON OUR NET INCOME AND OUR ABILITY TO FUND OUR GROWTH STRATEGY.

     The risk of nonpayment of loans is inherent in banking. If we experience greater nonpayment than anticipated, our earnings and overall financial condition could be adversely affected. Moreover, in order to achieve our growth targets, we may be required to increase commercial, consumer and agricultural lending in proportion to single-family residential real estate loans. As a result, we may assume greater risks than we have experienced in the past. Commercial loans involve more credit risk than residential real estate loans because they rely primarily on the operations of the borrower for repayment and secondarily on the underlying collateral. Consumer loans generally have shorter terms and higher interest rates than residential mortgage loans and usually involve more credit risk than mortgage loans because of the type and nature of the collateral and the potential adverse effects from job loss, illness or personal bankruptcy of the borrower. Agricultural loans generally have shorter terms and higher interest rates than residential mortgage loans and usually involve more credit risk than mortgage loans because the collateral generally consists largely of crops and livestock, which may be adversely affected by weather, disease or commodity prices.

     We attempt to manage our credit risk, and we also maintain an allowance for loan losses to provide for loan defaults and nonperformance. However, we cannot assure you that our monitoring, procedures and policies will reduce certain lending risks or that our allowance for loan losses will be adequate to cover actual losses. In addition, as a result of the recent and anticipated growth in our loan portfolio, loan losses may be greater than in the past and our estimate may be wrong. Higher than anticipated loan losses can cause insolvency and failure of a financial institution. In addition, future unexpected provisions for loan losses could materially and adversely affect our results of operations.

CHANGES IN INTEREST RATES COULD HAVE AN ADVERSE EFFECT ON OUR NET INCOME.

     Our profitability is based in part on the difference or "spread" between the interest rates we earn on investments and loans we make and the interest rates we pay on deposits and other interest-bearing liabilities. Like most banks, our net interest spread and margin is affected by general economic conditions and other factors that influence market interest rates and by our ability to respond to changes in interest rates. At any given time, our assets and liabilities are affected differently by a given change in interest rates, principally because we do not match the maturities of our loans and investments precisely with our deposits and other funding sources. As a result, an increase or decrease in interest rates could have a material adverse effect on our net income, capital and liquidity.

     As of June 30, 2002, we had a negative interest rate gap of 20.3% of interest earning assets in the one-year time frame. Although this is within our internal policy limits, our earnings will be adversely affected in periods of rising interest rates because, during such periods, the interest expense paid on deposits and borrowings will generally increase more rapidly than the interest income earned on loans and investments. While management intends to take measures to mitigate interest rate risk, we cannot assure you that such measures will be effective in minimizing our exposure to interest rate risk.

     Changes in interest rates also can affect the average life of, and demand for, loans and mortgage-related securities. In a declining interest rate environment, for example, a financial institution is subject to reinvestment risk to the extent that it is not able to reinvest such prepayments at rates which are comparable to the rates on the paid-off loans.

THE LOSS OF ONE OR MORE KEY EXECUTIVES COULD SERIOUSLY IMPAIR OUR ABILITY TO IMPLEMENT OUR STRATEGY.

     For the foreseeable future, we will depend upon the services of Jerry R. Engle, our President and Chief Executive Officer, as well as other senior management we employ. The loss of services of Mr. Engle may have a material adverse effect on our operations. To protect against such a loss, we have obtained a key-man life insurance policy covering Mr. Engle in the amount of $2 million. We also entered into employment agreements with Mr. Engle and Mr. Ditmars, our Executive Vice President. The initial three year terms of these employment agreements expired in March of 2002, and Mr. Engle and Mr. Ditmars are now employed on one year terms under their employment agreements which terms will automatically renew each year in the future unless we or they elect to terminate their employment at the end of a one-year term. If Mr. Engle or Mr. Ditmars were no longer employed by us, it could impair our ability to implement our growth strategy.

OUR MANAGEMENT OWNS A SUBSTANTIAL PORTION OF OUR COMMON SHARES, AND THEIR INTERESTS MAY CONFLICT WITH YOURS.

     As of June 30, 2002, our directors and executive officers beneficially owned approximately 36% of our common shares, which includes options to purchase common shares that were exercisable within 60 days of that date and shares purchasable under mandatory stock purchase contracts. We expect that our directors and executive officers may purchase common stock in this offering as well. Accordingly, they will continue to be in a position to exercise substantial influence over our affairs and may impede the acquisition of control by a third party. We cannot assure you that the interests of our directors, executive officers and key employees will always align with your interests. Additionally, certain provisions of state and federal law and our Articles of Incorporation and By-Laws will make it more difficult for anyone to acquire control of us without our board of directors' approval. In many cases, shareholders receive a premium for their shares in a change of control, and these provisions could make it somewhat less likely that a change in control will occur or that you will receive a premium for your shares if a change of control does occur.

                                 USE OF PROCEEDS

     We will not receive any proceeds from the sale of the common stock offered by the selling shareholder.

                                MARKET PRICE DATA

     Our common shares are traded in the over-the-counter market and are quoted on the OTC Bulletin Board under the symbol FBGI. The following table sets forth the high and low bid prices for our common shares for the periods indicated. We paid no cash dividends during these periods. The information was obtained from Bloomberg L.P. The quotations reflect inter-dealer prices, without retail mark-up, mark-down or commission and may not represent actual transactions. Our stock was not publicly traded until the fourth quarter of 2000.

             QUARTER ENDED               HIGH                 LOW
            March 2000                     -                   -
            June 2000                      -                   -
            September 2000                 -                   -
            December 2000                 9.00                8.00
            March 2001                    8.00                6.50
            June 2001                     9.32                6.05
            September 2001                9.24                8.00
            December 2001                 8.10                8.00
            March 2002                    8.50                7.00
            June 2002                    10.00                8.00

     At June 30, 2002, there were 126 record holders of our common shares.

                                    DIVIDENDS

     Due to the financial condition of First Shares, the Board of Governors of the Federal Reserve System (the "Federal Reserve Board") imposed restrictions on dividends paid by First Shares which have not yet been lifted. We are not permitted to declare or pay any dividends without the prior written permission of the Federal Reserve Board. The Federal Reserve Board has not given us any indication of when these restrictions may be lifted. See "Supervision and Regulation - First Shares - Dividends."

     Also, the Indiana Business Corporation Law prohibits First Shares from paying a dividend if, after giving it effect, we will not be able to pay our debts as they become due in the usual course of business or our total assets will be less than the sum of our total liabilities plus the amount that will be needed, if we were to be dissolved, to satisfy the preferential rights of any preferred shareholders. We currently have no outstanding preferred shares.

     Even if we were not subject to these restrictions, we expect that our earnings in the foreseeable future will be retained to finance our growth, and therefore, we do not anticipate paying any dividends for the foreseeable future. The declaration of dividends is at the discretion of the board of directors, and we cannot assure you that dividends will be declared at any time. If and when dividends are declared, they will be largely dependent upon the earnings of First Bank.

     Indiana law also restricts the amount of dividends First Bank may pay to First Shares. Indiana law prohibits any bank from declaring or paying dividends that will impair its capital or that will be greater than its undivided profits. In addition, the prior approval of the Department of Financial Institutions of the State of Indiana (the "DFI") is required for the payment of any dividend if the aggregate amount of all dividends paid by the bank during such calendar year, including the proposed dividend, would exceed the sum of the retained net income of the bank for the year to date and previous two years. The DFI and the Federal Deposit Insurance Corporation (the "FDIC") are also authorized to prohibit the payment of dividends by banks under certain circumstances. See "Supervision and Regulation - First Bank - Dividends." Such requirements and policies may limit our ability to obtain dividends from First Bank, which will limit our ability to pay dividends to our shareholders and will also limit our ability to pay operating and other expenses.

                 SELECTED CONSOLIDATED FINANCIAL AND OTHER DATA

     The selected consolidated financial and other data has been derived, except as otherwise noted, from our consolidated financial statements for the years ended December 31, 2001, 2000, 1999, 1998 and 1997, and from our unaudited consolidated financial statements for the six months ended June 30, 2002 and 2001. The selected financial and other data should be read in conjunction with, and is qualified in its entirety by reference to, our consolidated financial statements for the years ended December 31, 2001, 2000 and 1999 and for the six months ended June 30, 2002 and 2001 and related notes, which can be found at the end of this prospectus, and "Management's Discussion and Analysis of Financial Condition and Results of Operations" contained elsewhere in this prospectus.


                                                SIX MONTHS ENDED
                                                      JUNE 30,                                   YEAR ENDED
                                             -----------------------  -------------------------------------------------------------
                                               2002          2001        2001       2000          1999          1998         1997
                                             ---------     ---------  ---------   ---------     ---------     ---------    ---------
                                                                  (DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA)
CONSOLIDATED OPERATING DATA:
Interest income (tax equivalent) (1) .....   $   4,404    $   4,560   $   9,185   $   7,622     $   3,951     $  3,364     $  3,333
Interest expense .........................       1,809        2,542       4,804       4,335         1,817        1,470        1,505
                                             ---------    ---------   ---------   ---------     ---------     --------     --------
Net interest income (tax equivalent) (1)..       2,595        2,018       4,381       3,287         2,134        1,894        1,828
Tax equivalent adjustment (1) ............          (9)         (11)        (21)        (26)          (40)         (43)         (22)
                                             ---------    ---------   ---------   ---------     ---------     --------     --------
Net interest income ......................       2,586        2,007       4,360       3,261         2,094        1,851        1,806
Provision for loan losses ................        (110)        (163)       (331)       (417)         (280)        (526)         (15)
Noninterest income .......................         701          446       1,102         506           198          183          215
Noninterest expense ......................       2,456        2,151       4,439       4,208         2,694        1,599        1,536
                                             ---------    ---------   ---------   ---------     ---------     --------     --------
Income (loss) before income taxes ........         721          139         692        (858)         (682)         (91)         470
Income tax expense (benefit) .............        (125)        --          --          --             (73)         (85)         182
                                             ---------    ---------   ---------   ---------     ---------     --------     --------
Net income (loss) ........................   $     846    $     139   $     692   $    (858)    $    (609)    $     (6)    $    288
                                             =========    =========   =========   =========     =========     ========     ========

PER SHARE DATA:
Basic earnings (loss) per share ..........   $    0.80    $    0.13   $    0.66   $   (1.08)    $   (0.97)    $  (0.01)    $   0.53
Diluted earnings (loss) per share ........        0.79         0.13   $    0.65   $   (1.08)    $   (0.97)    $  (0.01)    $   0.52
Cash dividends per share .................        --           --          --          --            0.13         0.17         0.16
Book value per share .....................        7.67         6.48        6.90        6.27          6.92         8.22         8.37

CONSOLIDATED BALANCE SHEET DATA:
Total assets .............................   $ 145,566    $ 122,387   $ 128,113   $ 106,436     $  68,670     $ 42,865     $ 41,938
Earning assets ...........................     132,710      110,496     118,622      98,621        63,956       39,645       38,831
Securities available for sale ............      32,325       19,904      22,881      15,772        16,875        8,535        4,907
Securities held to maturity ..............         115          275         275         276           617        1,334        2,874
Loans ....................................      97,389       88,111      93,715      81,903        46,146       26,651       28,921
Allowance for loan losses ................      (1,223)        (991)     (1,148)       (910)         (549)        (346)        (396)
Total deposits ...........................     121,239      109,483     111,375      90,708        62,987       38,107       36,997
Noninterest-bearing deposits .............      12,243       10,499      11,253      10,177         6,990        5,946        5,793
Interest-bearing deposits ................     108,996       98,984     100,122      80,531        55,997       32,161       31,204
Shareholders' equity .....................       8,079        6,817       7,263       6,599         4,597        4,485        4,566

FINANCIAL RATIOS:
Loans to deposits ........................       80.33%       80.48%      84.14%      90.29%        73.26%       69.94%       78.17%
Return on average assets .................        1.27         0.24        0.58       (0.94)        (1.19)       (0.01)        0.70
Return on average equity .................       22.38         4.22        9.99      (17.83)       (12.33)       (0.13)        6.59
Average equity to average assets .........        5.67         5.80        5.78        5.29          9.66        10.84        10.62
Dividend payout ratio ....................        --            --          --          --            --           --          30.90
Net interest margin ......................        4.18         3.83        3.93        3.90          4.56         4.87         4.74
Nonperforming loans to total loans .......        0.31         0.43        0.33        0.15          0.31         0.97         1.50
Leverage capital ratio (2) ...............        9.41         7.10        6.95        7.87          7.13         9.92        10.03
Efficiency ratio (3) .....................       74.51%       87.30%      80.96%     110.94%       115.54%       77.00%       75.18%

---------

(1) Net interest income has been presented on both a tax-equivalent and non-tax equivalent basis. The tax equivalent basis was calculated using a 34% tax rate for all periods presented. The tax equivalent adjustment reverses the tax equivalent basis in order to present net interest income in accordance with accounting principles generally accepted in the United States of America as reflected in the consolidated financial statements.
(2)  This ratio is for First Bank only.
(3) The efficiency ratio is calculated by dividing noninterest expense by the sum of net interest income, on a fully tax equivalent basis, and noninterest income.

                     MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                  FINANCIAL CONDITION AND RESULTS OF OPERATIONS

     The following discussion should be read in conjunction with our selected financial statements and the related notes presented elsewhere in this prospectus, as well as our historical financial statements which appear at the end of this prospectus.

     Certain statements in this section constitute "forward-looking statements" within the meaning of Section 27A of the Securities Act and Section 21E of the Exchange Act. Such forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause actual results, performance or achievements of First Shares to differ materially from any future results, performance or achievements expressed or implied by such forward-looking statements.

RESULTS OF OPERATIONS FOR THE YEARS ENDED DECEMBER 31, 2001, 2000 AND 1999

     NET INCOME

     During 2001, we focused on increasing earnings, continuing to grow total loans and deposits, and increasing our market share. As a result, 2001 became a profitable year as expenses stabilized and net interest income and non-interest income increased. The financial results of the prior two years were adversely affected by significant increases in non-interest expenses due to aggressive growth and expansion initiatives. During 1999, we added three additional branches. We opened a fourth branch in January 2000. Our focus on earnings during 2001, combined with growing into the infrastructure created during the prior two years, resulted in net income of $692,000 or $.66 per basic share ($.65 per diluted share) for 2001 compared to a loss of $858,000 or $1.08 per share (both basic and diluted) for 2000. We reported a net loss of $609,000 in 1999, or $.97 per share (both basic and diluted). Our operating results for 1999 through 2001 do not include income tax expenses or benefits of any significance, due to our current net operating loss carryforward position. If earnings continue to improve in future periods, we expect to record income tax expense which will reduce net income. Since our short-term growth objectives have been attained, our focus for 2002 and beyond will be to continue to improve earnings and grow market share through exceptional customer service.

     Return on average assets ("ROA") for 2001, 2000, and 1999 was .58%, (.94)%, and (1.19)%, respectively, while return on average equity ("ROE") was 9.99%, (17.83)%, and (12.33)%, respectively, for those same periods.

     NET INTEREST INCOME

     Net interest income is the most significant component of our earnings. Net interest income is the difference between interest and fees realized on earning assets, which are primarily loans, securities and short-term investments, and interest paid on deposits and other borrowings. The net interest margin is this difference expressed as a percentage of average earning assets. Net interest income is determined by several factors, including the volume of earning assets and liabilities, the mix of earning assets and liabilities, and interest rates. For 2001, net interest income totaled $4.4 million, compared to $3.3 million in 2000, an increase of $1.1 million or 33.3%. This increase was driven primarily by the increase in the volume of earning assets (most notably loans) as we increased our market share in existing markets. Net interest income also increased from 1999 to 2000 by $1.2 million or 57.1%, as earning assets also experienced growth.

     Interest income for 2001 totaled $9.2 million, compared to $7.6 million for 2000, an increase of $1.6 million or 21.1%. While the increase in 2001 can be attributed to some extent to growth in the investment portfolio, growth in the loan portfolio was the primary contributor to the increase. Average investments, including securities and federal funds sold, were $22.7 million in 2001, up by $4.1 million from 2000's $18.6 million level, an increase of 22.0%. The average loan balance growth was higher, increasing from $65.8 million in 2000 to $88.9 million in 2001, representing an increase of 35.1%. The increased volume of earning assets has been the dominant factor for growth in interest income. In contrast, average yields, on a fully tax equivalent basis, negatively influenced interest income, declining from 9.04% for 2000 to 8.23% for 2001. During 2001, the Federal Reserve Bank cut interest rates several times, resulting in falling rates on the loan portfolio as loans repriced or customers refinanced loans at market rates.

     Interest expense increased from 2000 to 2001 by $469,000 or 10.8%. The increase was all volume driven, as average deposits increased in all categories by a total of $23.2 million, or 32.7%, during 2001. Time deposits increased the most, with the average balance rising by $15.4 million. In the declining interest rate environment of 2001, the average cost of deposits decreased from 5.55% in 2000 to 4.73% in 2001. Borrowed funds were utilized during 2001 to support growth. A decrease of $51,000 in interest expense was realized during 2001 compared to 2000 from these funding sources. The average cost of all interest bearing liabilities decreased from 5.66% in 2000 to 4.75% in 2001.

     Interest income totaled $7.6 million for 2000, up $3.7 million or 94.2% compared to 1999. Average earning assets increased $37.5 million or 80.3% during this period, with the loan portfolio primarily contributing to the increase. The yield on interest earning assets increased to 9.04% in 2000 from 8.45% in 1999.

     Interest expense increased $2.5 million or 138.9% in 2000, as average deposit balances increased $32.4 million or 83.9%. Growth occurred in all deposit categories but was led by increases in time deposits. The total cost of all interest bearing liabilities increased from 4.57% in 1999 to 5.66% in 2000 as we sought to grow deposits.

     The following tables set forth an analysis of our net interest income (on a tax-equivalent basis) for 2001, 2000, and 1999.

                    AVERAGE BALANCE SHEETS AND INTEREST RATES

                                     ASSETS


                                                                        YEARS ENDED DECEMBER 31,
                                     -----------------------------------------------------------------------------------------------
                                                   2001                             2000                           1999
                                     -----------------------------------------------------------------------------------------------
                                             AVERAGE  INTEREST   AVERAGE  AVERAGE   INTEREST   AVERAGE  AVERAGE   INTEREST   AVERAGE
                                             BALANCE               RATE   BALANCE                RATE   BALANCE                RATE

                                                                         (DOLLARS IN THOUSANDS)
INTEREST EARNING ASSETS
 Securities
   Taxable ................................ $ 20,323   $1,313     6.46%  $16,342     $1,105     6.76%   $ 9,649    $  555     5.75%
   Non-taxable(1) .........................      883       62     7.02     1,090         77     7.06      1,634       117     7.16
   Other ..................................    1,354       55     4.06     1,409         87     6.17      2,685       122     4.54
   Unrealized gain/loss on
     AFS securities .......................      182       --     0.00      (285)        --     0.00        (76)     --       0.00
                                            --------   ------            -------     ------    -----    -------    ------
         Total securities .................   22,742    1,430     6.29    18,556      1,269     6.84     13,892       794     5.72

Loans
   Commercial .............................   19,803    1,684     8.50    12,494      1,409    11.28     10,077       996     9.88
   Real estate ............................   44,766    3,978     8.89    33,886      3,221     9.51     17,864     1,619     9.06
   Installment and other
      Consumer ............................   24,305    2,093     8.61    19,383      1,723     8.89      4,940       542    10.97
                                            --------   ------            -------     ------             -------    ------
         Total loans ......................   88,874    7,755     8.73    65,763      6,353     9.66     32,881     3,157     9.60
                                            --------   ------            -------     ------             -------    ------
         Total earning assets..............  111,616    9,185     8.23%   84,319     $7,622     9.04%    46,773    $3,951     8.45%
                                            --------   ======            -------     ======             -------    ======

NONINTEREST EARNING ASSETS
      Allowance for loan losses ...........   (1,009)                       (733)                          (411)
      Premises and equipment ..............    1,941                       1,928                            865
      Cash and due from banks .............    3,797                       2,733                          2,600
      Accrued interest and other Assets....    3,410                       2,725                          1,295
                                            --------                     -------                        -------
             Total assets ................  $119,755                     $90,972                        $51,122
                                            ========                     =======                        =======


----------
(1) Interest income on tax-exempt securities and loans has been adjusted to a tax equivalent basis using a marginal federal income tax rate of 34% for all years.

                      LIABILITIES AND SHAREHOLDERS' EQUITY



                                                                          YEARS ENDED DECEMBER 31,
                                           ----------------------------------------------------------------------------------------
                                                       2001                           2000                         1999
                                           ----------------------------------------------------------------------------------------
                                            AVERAGE   INTEREST  AVERAGE   AVERAGE   INTEREST   AVERAGE  AVERAGE  INTEREST  AVERAGE
                                            BALANCE               RATE    BALANCE               RATE    BALANCE              RATE
                                                                           (DOLLARS IN THOUSANDS)
INTEREST-BEARING LIABILITIES
Deposits
   Interest-bearing demand
      deposits ............................  $ 26,006   $    800   3.08%   $ 18,717    $  920    4.92%   $ 10,768   $  406     3.77%
   Savings deposits .......................     5,565        104   1.87       5,136       111    2.16       5,615      153     2.72
   Time deposits ..........................    62,540      3,552   5.68      47,090     2,905    6.17      22,182    1,226     5.53
                                             --------   --------           --------    ------            --------   ------
            Total interest-bearing
                 Deposits .................    94,111      4,456   4.73      70,943     3,936    5.55      38,565    1,785     4.63
Borrowed funds
   FHLB advances ..........................     4,129        204   4.94       4,047       266    6.57       1,174       32     2.73
   Repurchase agreements ..................       737          9   1.22        --        --      0.00        --       --       0.00
   Federal funds purchase .................       382         22   5.76         732        51    6.97        --       --       0.00
   Notes payable ..........................     1,755        113   6.44         875        82    9.37        --       --       0.00
                                             --------   --------           --------    ------            --------   ------
            Total borrowed funds ..........     7,003        348   4.97       5,654       399    7.06       1,174       32     2.73
                                             --------   --------           --------    ------            --------   ------
            Total interest-bearing
                 Liabilities .............    101,114   $  4,804   4.75%     76,597    $4,335    5.66%     39,739   $1,817     4.57%
                                             --------   ========           --------    ======            --------   ======

NONINTEREST-BEARING LIABILITIES
  Noninterest-bearing demand
        Deposits ........................      11,128                         9,373                         6,304
     Accrued interest and other
        Liabilities .....................         588                           191                           141
     Shareholders' equity ...............       6,925                         4,811                         4,938
                                             --------                      --------                      --------

              Total liabilities and
                 Shareholders' equity....    $119,755                      $ 90,972                      $ 51,122
                                             ========                      ========                      ========


INTEREST MARGIN RECAP
  Net interest income and
          interest rate speed ..........                $  4,381   3.48%               $3,287    3.38%              $2,134     3.88%
                                                        ========                       ======                       ======
  Net interest income margin ...........                           3.93%                         3.90%                         4.56%


                              VOLUME/RATE ANALYSIS


                                       2001-2000                           2000-1999
                              ------------------------------   ---------------------------------
                               TOTAL      CHANGE     CHANGE      TOTAL      CHANGE      CHANGE
                               CHANGE     DUE TO     DUE TO      CHANGE     DUE TO      DUE TO
                                          VOLUME      RATE                  VOLUME       RATE
                                                  (DOLLARS IN THOUSANDS)
INTEREST INCOME
Loans ......................   $ 1,402    $ 2,063    $  (661)   $ 3,196    $ 3,176    $    20
Securities
       Taxable .............       208        259        (51)       550        458         92
       Tax-exempt ..........       (15)       (15)      --          (40)       (38)        (2)
       Other ...............       (32)        (7)       (25)       (35)       (73)        38
                               -------    -------    -------    -------    -------    -------
Total interest income ......   $ 1,563    $ 2,300    $  (737)   $ 3,671    $ 3,523    $   148
                               =======    =======    =======    =======    =======    =======

INTEREST EXPENSE
Interest-bearing DDAs ......   $  (120)   $   290    $  (410)   $   514    $   364    $   150
Savings deposits ...........        (7)         9        (16)       (42)       (12)       (30)
Time deposits ..............       647        892       (245)     1,679      1,522        157
FHLB Advances ..............       (62)         5        (67)       234        148         86
Federal funds purchased ....       (29)      --          (29)        51         51       --
Repurchase agreements ......         9          9       --         --         --         --
Notes payable ..............        31         63        (32)        82         82       --
                               -------    -------    -------    -------    -------    -------
Total interest expense .....   $   469    $ 1,268    $  (799)   $ 2,518    $ 2,155    $   363
                               =======    =======    =======    =======    =======    =======
Net Interest income ........   $ 1,094    $ 1,032    $    62    $ 1,153    $ 1,368    $  (215)
                               =======    =======    =======    =======    =======    =======



     The effect of the cost of liabilities declining faster than the yield on earning assets was a slight expansion of the net interest margin. Net interest income, on a tax equivalent basis, for 2001 was $4.4 million, 33.3% higher than in 2000. Net interest income increased $1.2 million or 55.7% from 1999 to 2000. The net interest margin, on a tax equivalent basis for 2001, 2000, and 1999 was 3.93%, 3.90%, and 4.56%. During 1999, average noninterest bearing liabilities and equity supported 22.3% of average total earning assets, compared to 15.8% and 15.6% in 2000 and 2001. Time deposits, which tend to carry higher costs, comprised an increasing percentage of total average deposits from 1999 to 2000 but stabilized during 2001. Average time deposits comprised 66.5% of total average deposits in 2001, compared to 66.4% and 57.5% in 2000 and 1999, respectively. Interest expense on borrowed funds, including Federal Home Loan Bank ("FHLB") advances, repurchase agreements, federal funds purchased, and notes payable declined during 2001 due to the declining variable rates attached to this funding source. The cost of borrowed funds actually increased from 1999 to 2000, as these funds were required to support growth.

     PROVISION FOR LOAN LOSSES AND ASSET QUALITY

     The provision for loan losses represents charges made to earnings to maintain an adequate allowance for loan losses. The allowance is maintained at an amount that we believe to be sufficient to absorb probable incurred losses in the loan portfolio. Monitoring loan quality and maintaining an adequate allowance is an ongoing process overseen by our senior management. On at least a quarterly basis, a formal analysis of the adequacy of the allowance is prepared and reviewed by management and the board of directors. This analysis serves as a point in time assessment of the level of the allowance and serves as a basis for provisions for loan losses.

     Our loan quality monitoring process includes assigning loan grades to commercial loans and the use of a watch list to identify loans of concern. The analysis of the allowance for loan losses includes the allocation of specific amounts of the allowance to individual problem loans, generally based on our analysis of the collateral securing those loans. Portions of the allowance are allocated to pools of loans, based upon a variety of factors including industry loss averages for similarly sized institutions, our own loss history, the fact that our growth in recent years makes our historical experience less meaningful, trends in delinquent and non-performing loans, and economic trends affecting our market. These components are added together and compared to the balance of our allowance at the evaluation date.

     The tables below set forth a summary of the activity in and the composition of the allowance for loan losses.

                      ANALYSIS OF ALLOWANCE FOR LOAN LOSSES


                                                           FOR YEARS ENDED DECEMBER 31,
                                                         ----------------------------------
                                                           2001         2000         1999
                                                         --------     --------     --------
                                                               (DOLLARS IN THOUSANDS)
Balance at beginning of year .........................   $    910     $    549     $    346
Loans charged-off
   Commercial ........................................        (58)        --            (94)
   Real estate-residential ...........................        (33)          (4)         (14)
   Consumer ..........................................        (76)        (135)         (61)
                                                         --------     --------     --------
                                 Total charge-offs ...       (167)        (139)        (169)
                                                         --------     --------     --------
Charge-offs recovered
   Commercial ........................................          1           23           40
   Real estate-residential ...........................         14            2           12
   Consumer ..........................................         59           58           40
                                                         --------     --------     --------
                                 Total recoveries ....         74           83           92
                                                         --------     --------     --------
Net loans charged-off ................................        (93)         (56)         (77)
Current year provision ...............................        331          417          280
                                                         --------     --------     --------
Balance at end of year ...............................   $  1,148     $    910     $    549
                                                         ========     ========     ========
Loans at year end ....................................   $ 93,715     $ 81,903     $ 46,146
Ratio of allowance to loans at year end ..............       1.22%        1.11%        1.19%
Average loans ........................................   $ 88,874     $ 65,763     $ 32,881
Ratio of net loans charged-off to average loans ......       0.10%        0.09%        0.23%



                     ALLOCATION OF ALLOWANCE FOR LOAN LOSSES


                                     DECEMBER 31,
                               -------------------------
                                 2001    2000     1999
                               -------  -------  -------
                                 (DOLLARS IN THOUSANDS)

Commercial .................   $  510   $  317   $  203
Real estate-residential ....      110       42       47
Consumer ...................      498      525      262
Unallocated ................       30       26       37
                               ------   ------   ------
Total ......................   $1,148   $  910   $  549
                               ======   ======   ======

     The provision for loan losses was $331,000, $417,000, and $280,000 for 2001, 2000, and 1999, respectively. Total charge-offs in 2001, 2000 and 1999 were relatively consistent from year to year. The provision for all three years and related increase in the allowance are responsive to the loan growth realized during those periods and our assessment of the increasing risk in our portfolio. The risk complexion of the portfolio has increased as we have increased our commercial, commercial real estate, and construction loans. Additionally, a significant portion of the consumer loan portfolio consists of indirect loans, which tend to carry a higher level of risk than direct loans.

     The allowance for loan losses at year end 2001 was $1.15 million, or 1.22% of total loans, compared to $910,000, or 1.11% of total loans, at year end 2000 and $549,000 or 1.19% at year end 1999.

     Non-performing loans include nonaccrual loans, restructured loans, and loans delinquent 90 days or more. Loans are classified as nonaccrual when we believe the collection of interest is doubtful, typically when payments are past due 90 days, unless the loans are well secured and in the process of collection.

     The table below sets forth a summary of non-performing assets.


                              NONPERFORMING ASSETS


                                                                DECEMBER 31,
                                                        -----------------------------
                                                         2001       2000       1999
                                                        -------    -------    -------
                                                           (DOLLARS IN THOUSANDS)
Principal balance
   Nonaccrual .......................................   $   312    $    93    $   141
   90 days or more past due .........................      --           26       --
                                                        -------    -------    -------
Total nonperforming loans ...........................   $   312    $   119    $   141
                                                        =======    =======    =======
   Nonperforming loans as a percent of loans ........      0.33%      0.15%      0.31%
   Other real estate owned ..........................   $    39    $  --      $  --
   OREO as a percent of loans .......................      0.04%      0.00%      0.00%
   Allowance as a percent of nonperforming loans ....    367.95%    764.71%    389.36%

     Non-performing loans increased slightly over the past three years, rising from $141,000 at year-end 1999 to $312,000 at December 31, 2001, or from .31% of total loans in 1999 to .33% of total loans in 2001. While the dollar amount of non-performing loans increased, it has been stable as a percentage of the total portfolio.

     Impaired loans are those loans for which full payment in accordance with the contractual terms is not expected. The average balance for impaired loans was $211,000, $0, and $70,000 for 2001, 2000, and 1999, respectively.

     We designate certain loans for internal monitoring purposes on a watch list. Loans may be placed on the watch list as a result of delinquent status, concern about the borrower's financial condition or the value of the collateral securing the loan, substandard classification during regulatory examinations, or simply as a result of our desire to monitor more closely a borrower's financial condition and performance. Watch category loans may include loans with loss potential that are still performing and accruing interest and may be current under the terms of the loan agreement. However, we may have a significant degree of concern about the borrower's ability to continue performing according to the terms of the loan. Loss exposure on these loans is typically evaluated based primarily upon the estimated liquidation value of the collateral securing the loan. Also, watch list loans may include credits which, although adequately secured and performing, reflect a past delinquency problem or unfavorable financial trends exhibited by the borrower.

     At December 31, 2001, there were nineteen loans totaling $1.4 million graded substandard or doubtful included on the watch list. This compares to sixteen loans totaling $1.2 million graded substandard or doubtful at December 31, 2000. Of the watch list credits, $246,000 and $0 were classified as impaired at year-end 2001 and 2000, respectively.

     NONINTEREST INCOME AND EXPENSE

     The table below sets forth an analysis of changes in noninterest income and expense.

                         NONINTEREST INCOME AND EXPENSE


                                                                 PERCENT             PERCENT
                                                                  CHANGE              CHANGE
                                                        2001     FROM 2000   2000    FROM 1999    1999
                                                       ------    ---------  ------   ---------   -------
                                                                      (DOLLARS IN THOUSANDS)
Noninterest Income
  Service charges on deposit accounts ..............   $  317      69.52%   $  187      46.09%    $  128
  Mortgage banking activities ......................      451     215.38       143   1,685.50          8
  Increase in cash surrender value of insurance ....      117      25.81        93     244.44         27
  Net gain on sale of securities ...................       63       --        --         --         --
  Other ............................................      154      85.54        83     137.14         35
                                                       ------               ------                ------
          Total noninterest income .................   $1,102     117.79%   $  506     155.56%    $  198
                                                       ======   ========    ======   ========     ======

Noninterest Expense
Salaries and employee benefits .....................   $2,559       9.64%   $2,334      44.52%    $1,615
Occupancy ..........................................      355      (1.93)      362     139.74        151
Equipment and data processing ......................      378      (1.56)      384      51.78        253
Core deposit amortization ..........................       44       0.00        44       0.00         44
Postage, freight and express .......................       88      31.34        67      52.27         44
Advertising ........................................       87     (30.40)      125       6.84        117
Stationery and office supplies .....................       79     (15.05)       93      63.16         57
Telephone ..........................................      117      (4.88)      123      92.19         64
Committee and director fees ........................       44      (2.22)       45      (2.17)        46
Other ..............................................      688       9.03       631     108.25        303
                                                       ------               ------                ------
          Total noninterest expense ................   $4,439       5.49%   $4,208      56.20%    $2,694
                                                       ======   ========    ======   ========     ======


     Noninterest income increased $596,000, or 117.8% to $1.1 million for 2001 compared to $506,000 in 2000. The increase was attributed to the larger number of deposit accounts and a change in fee structure on those accounts, which increased service charge income by 69.5%. Cash surrender value earnings on life insurance increased $24,000.

     Mortgage banking activities generated $451,000 in noninterest income in 2001 compared to $143,000 in 2000. This was the result of increased volume due to lower interest rates. With the strong mortgage banking activity, we have relocated our mortgage banking division from our main office to a new facility in Greenwood, Indiana. We entered into this lease in January 2002. This move was necessary to accommodate the expansion of this division, as the number of employees in this area has expanded from 5 to 10.

     Noninterest income also rose from 1999 to 2000, increasing by $308,000 or 155.6%. With the mortgage banking division operational for a full year, gains from mortgage banking activity provided a substantial portion of the increase. Increases in service charges due to a higher number of deposits and increased earnings on cash surrender value also contributed to the increase.

     During 1999, we opened three new branch locations: two in Greenwood, Indiana and one in Nashville, Indiana, joining the existing locations of Morgantown and Trafalgar, Indiana. We opened an additional branch in Bargersville, Indiana in January 2000. With the expansion in our branch network, the number of employees increased from 52 in 1999 to 61 in 2000 and to 70 in 2001. Salary and employee benefit expenses followed suit, increasing from $1.6 million in 1999 to $2.3 million in 2000, an increase of 43.8%. Salary expense increased $225,000 or 9.6% from 2000 to 2001.

     With fewer branches added during 2000 and 2001, occupancy and equipment expenses have begun to flatten and actually declined slightly from 2000 to 2001. Occupancy and equipment expenses were $733,000 for 2001 compared to $746,000 in 2000, a decrease of $13,000 or 1.7%. Advertising expense decreased from $125,000 in 2000 to $87,000 in 2001. We expect to maintain this expenditure at this lower level in 2002, since our near term growth goals have been obtained, and we believe our past marketing efforts have effectively established awareness of our institution in the market area.

     In 2000, as compared to 1999, total noninterest expense increased $1.5 million or 56.2%. This increase resulted largely from the expansion of the branch network and related staffing and rental expense increases. Advertising expense was increased from $117,000 in 1999 to $125,000 in 2000, as we continued an aggressive marketing campaign in our new and existing markets. Legal, accounting and professional expense rose from $70,000 in 1999 to $142,000 in 2000, an increase of 102.9%, due primarily to the additional expenses incurred by the holding company related to the reporting requirements of being a publicly held company.

     INCOME TAXES

     While 2001 was a profitable year, we did not recognize any tax expense for 2001 because the net operating loss carryforwards that we generated in 1999 and 2000 offset all tax expense for 2001. No tax benefit was recognized for 2000, and the tax benefit recognized in 1999 was $73,000 which was the amount of tax paid that could be recovered by carrying back the net operating loss. A valuation allowance was established to reduce the carrying value of our net deferred tax asset (excluding the net unrealized gain on securities) to zero. As of December 31, 2001, we had a net operating loss carryforward, for tax purposes, of approximately $599,000. This will serve to reduce taxes payable, and tax expense, in future periods, provided we are profitable.

RESULTS OF OPERATIONS FOR THE PERIODS ENDED JUNE 30, 2002 AND 2001

     NET INCOME

     During the first half of 2002, we have continued focusing on earnings and growth as outlined in our strategic plan. Banking offices currently total six with the addition of a mortgage loan production office and a commercial loan production office occurring during 2002.

     Net income for the six months ended June 30, 2002 was $846,000 or $.80 per share compared to $139,000 or $.13 per share reported for the same six months in 2001. Return on average assets (ROA) for the first six months of 2002 was 1.27% compared to .24% for 2001 on an annualized basis, while return on average equity
(ROE) for 2002 was 22.4% compared to 4.22% for the same period last year, also on an annualized basis.

     Net income includes a tax benefit of $125,000 recorded in the current quarter, representing the elimination of the reserve on deferred tax assets. The reserve was eliminated due to the full utilization of the net operating loss carryforward this quarter and the continued trend of taxable income.

     NET INTEREST INCOME

     Net interest income is the difference between interest and fees realized on interest earning assets and interest paid on interest bearing liabilities. The net interest margin is this difference expressed as a percentage of average earning assets. For the first half of 2002, net interest income totaled $2.6 million, representing a $579,000 or 28.8% increase over the first half of 2001.

     Interest income through June 30, 2002 was $4.4 million, compared to $4.5 million in 2001, a decline of $154,000 or 3.4% from last year. The slight decline in interest income is attributed to rate decreases on re-pricing loans offset by volume growth in the loan portfolio. The average loan balance showed growth, increasing from $85.5 million in 2001 to $94.7 million in 2002, an increase of $9.2 million or 10.8%. Average investments, including securities and federal funds sold, showed strong growth totaling $29.4 million in 2002, compared to $20.0 million in 2001. The increased volume of earning assets has been the key contributor in maintaining interest income levels, as average yields, on a fully tax equivalent basis, declined to 7.09% in 2002 from 8.64% in 2001. This represents a slight decrease over first quarter 2002 results, when the tax equivalent average yield was 7.14%.

     Interest expense for 2002 decreased $733,000, or 28.8%, compared to 2001. The decrease is rate driven, as average deposits increased, in all categories, by a total of $12.7 million, or 14.3%, compared to 2001. Time deposits increased the most, with the average balance rising by $8.1 million. The average cost of interest bearing liabilities declined sharply to 3.21% in 2002, compared to 5.31% in 2001. The sharp decline in the cost of interest bearing liabilities was primarily the result of re-pricing deposit products.

     The effect of a decrease in the yields on earning assets and a much sharper decrease in the cost of funds was an improvement in the net interest margin. Through June 30, 2002, the net interest margin was 4.18%, compared to 3.83% for 2001.

     PROVISION FOR LOAN LOSSES AND ASSET QUALITY

     The provision for loan losses represents charges made to earnings to maintain an adequate allowance for loan losses. The allowance is maintained at an amount that we believe to be sufficient to absorb losses inherent in the loan portfolio. We conduct, on a quarterly basis, a detailed evaluation of the adequacy of the allowance.

     The provision for loan losses was $110,000 for the first half of 2002 compared to $163,000 in 2001. The 2002 and 2001 provision for the allowance was in recognition of strong loan growth during these periods. Net charge-offs through the first half of 2002 were only $35,000, representing .04% of the total loan portfolio compared to $82,000 or .09% of the loan portfolio for the same period last year. The allowance for loan losses at the end of the first half 2002 was $1.2 million, or 1.26% of total loans, compared to $991,000, or 1.12% of total loans at June 30, 2001.

     Nonperforming loans have declined $9,000 to $303,000 since year end. The amount of nonperforming loans remains modest (.31% at June 30, 2002 compared to ..33% at year end 2001).

     We designate certain loans for internal monitoring purposes on a watch list. Loans may be placed on the watch list as a result of delinquent status, concern about the borrower's financial condition or the value of the collateral securing the loan, substandard classification during regulatory examinations, or simply as a result of our desire to monitor more closely a borrower's financial condition and performance.

     NONINTEREST INCOME AND EXPENSE

     Noninterest income increased $255,000, or 57.2% to $701,000 during the first six months of 2002 compared to $446,000 for the same period in 2001. A portion of the increase is attributed to the larger number of deposit accounts, which increased deposit service charge income by 37.0%. A significant part of the increase can be attributed to higher loan sale revenue as declining rates continue to spur activity in this area. Loan sale revenue rose $117,000 from $158,000 during the first half of 2001 to $275,000 for the same period in 2002, an increase of 74.1%. Additionally, gains on the sale of securities rose 550.0% from $8,000 during the first half of 2001 to $52,000 during the first half of 2002. Earnings on the cash surrender value of life insurance policies rose from $59,000 during the first half of 2001 to $75,000 during the first half of 2002, an increase of $16,000 or 27.1%.

     Noninterest expense increased by $305,000 or 14.2% reaching $2.5 million for the first half of 2002. The largest contributor to the increase in noninterest expense was salaries and employee benefits.

     Salaries and employee benefits expense increased from $1.25 million for the first half of 2001 to $1.45 million for the first half 2002, an increase of $200,000 or 15.7% impacted largely by annual salary increases and health insurance increases. Also, staffing levels increased from 62 full time equivalents in 2001 to 75 in 2002.

     FDIC insurance expense rose due to increased deposit volume, and our bond insurance premium increased due to asset size increases. Total insurance expense in these categories rose from $30,000 for the first half of 2001 to $53,000 for the first half of 2002, an increase of $23,000 or 76.7%. Occupancy expense increased $35,000 because we opened a loan production office in Franklin and moved the mortgage loan department to a new location.

     INCOME TAXES

     A tax benefit of $125,000 was recorded in the second quarter of 2002. The benefit represented the elimination of the reserve on deferred tax assets. The realization of deferred tax assets is now considered more likely than not, as the net operating loss carryforward was fully utilized during the second quarter, and a trend of taxable income has been established.

FINANCIAL CONDITION AT DECEMBER 31, 2001

     Total assets were $128.1 million at year-end 2001 compared to $106.4 million at year-end 2000, an increase of $21.7 million or 20.4%. The increase in total assets was driven primarily by increased deposits which were principally utilized to fund additional loans of $9.3 million and to purchase additional securities of approximately $7 million with $3 million retained in cash. Federal funds sold, securities and cash balances increased while Fed funds purchased and Federal Home Loan Bank ("FHLB") debt were reduced as deposits grew twice as fast as loans.

     During 2001, we moved our Nashville branch into a permanent facility leased from a company wholly-owned by Frank A. Rogers, chairman of our board of directors.

     During 2000, we completed our initial public offering. Through this offering, we obtained net proceeds of $2.7 million, much of which was contributed to First Bank to support growth. This contribution, along with $1.7 million of proceeds advanced under our line of credit that was also contributed to First Bank, resulted in First Bank's restoration to the "well-capitalized" classification.

     SECURITIES

     Note 2 to the financial statements and the following table set forth information about securities.


                          SECURITIES MATURITY SCHEDULE


                                                                          AT DECEMBER 31, 2001
                                          --------------------------------------------------------------------------------------
                                           1 YEAR AND LESS        1 TO 5 YEARS     5 TO 10 YEARS    OVER 10 YEARS
                                          -------------------  -----------------   --------------  -----------------    TOTAL
                                           BALANCE     RATE    BALANCE     RATE     BALANCE  RATE   BALANCE    RATE    BALANCE
                                                                        (DOLLARS IN THOUSANDS)
Available-For-Sale
   U.S. government & agencies ...........   $ 1,021     5.24%   $ 4,071    5.58%   $ 4,999    5.73%   $ 2,456   6.63%   $12,547
   States & political subdivisions (1) ..        11     9.09         51    9.09        483    6.68         71   9.90        616
   Other securities .....................      --                  --                  206    8.00      1,586   6.31      1,792
   Mortgage backed securities ...........                                              700    6.37      7,226   6.24      7,926
                                            -------             -------            -------            -------           -------
          Total available for sale ......   $ 1,032             $ 4,122            $ 6,388            $11,339           $22,881
                                            =======             =======            =======            =======           =======
Held to Maturity
   U.S. government & agencies ...........   $  --         --%   $  --        --%   $  --        --%   $  --       --%   $  --
   States & political subdivisions (1) ..       275     7.22       --        --       --        --       --       --        275
   Mortgage backed securities ...........      --                  --        --       --        --       --       --       --
                                            -------             -------            -------            -------           -------
          Total held to maturity ........   $   275             $  --              $   --                --             $   275
                                            =======             =======            =======            =======           =======

----------
(1) Average rates were calculated on a tax equivalent basis using a marginal federal income tax rate of 34%.

     Securities are designated as either available for sale or as held to maturity. To provide more flexibility, held to maturity securities have been allowed to mature and pay-off, with all security purchases since 1999 classified as available for sale. The securities portfolio continues to be largely comprised of U.S. Treasury and government agency securities. The securities portfolio increased from 2000 to 2001 as deposits grew faster than loans.

   LOANS

     Note 3 to the financial statements and the following table set forth information about the loan portfolio.


                                 LOAN PORTFOLIO


                                         DECEMBER 31, 2001        DECEMBER 31, 2000
                                        -------------------      -------------------
                                        BALANCE   PERCENT         BALANCE    PERCENT
                                                   (DOLLARS IN THOUSANDS)
Loan Portfolio Composition (including
        loans held for sale)
Commercial ..........................   $19,606     20.9%         $19,047     23.3%
Commercial real estate ..............    12,725     13.6            6,902      8.4
Residential real estate .............    27,296     29.1           20,721     25.3
Construction ........................    10,292     11.0           12,148     14.8
Consumer ............................    23,796     25.4           23,085     28.2
                                        -------    -----          -------    -----
                                        $93,715    100.0%         $81,903    100.0%
                                        =======    =====          =======    =====


                               LOAN MATURITIES AT DECEMBER 31, 2001
                              ---------------------------------------
                               1 YEAR     1 - 5     OVER 5    TOTAL
                              AND LESS    YEARS     YEARS
                                      (DOLLARS IN THOUSANDS)

Commercial .................   $13,409   $ 5,518   $   679   $19,606
Commercial real estate .....     4,692     4,590     3,443    12,725
Real estate-residential ....    15,878     2,658     8,760    27,296
Construction ...............     9,369       813       110    10,292
Consumer ...................     1,728    14,759     7,309    23,796
                               -------   -------   -------   -------
          Total loans ......   $45,076   $28,338   $20,301   $93,715
                               =======   =======   =======   =======



                                SENSITIVITY TO CHANGES IN
                           INTEREST RATES AT DECEMBER 31, 2001
                           ------------------------------------
                             1 YEAR        OVER        TOTAL
                            AND LESS      1 YEAR
                                  (DOLLARS IN THOUSANDS)

Fixed rates .............   $ 5,065       $45,190     $50,255
Variable rates ..........    32,900        10,560      43,460
                            -------       -------     -------
        Total loans .....   $37,965       $55,750     $93,715
                            =======       =======     =======

     Total loans, including loans held for sale, increased $11.8 million or 14.4% from year-end 2000 to year-end 2001 as we continued to increase market share in existing markets, principally in the Johnson County, Indiana area. Loan growth occurred in nearly all categories.

     Commercial loans, including commercial real estate loans, grew by 24.6% or $6.4 million from 2000 to 2001 and comprised 34.5% of our portfolio at December 31, 2001. Growth in this segment was attributed to our continued focus in the communities we serve. Residential mortgages increased $6.6 million or 31.7% to $27.3 million. Contributing to this growth was the introduction of a home equity line of credit in 1999. With the significant growth obtained in other sectors of the loan portfolio, mortgage loans now comprise the second largest segment of the portfolio at 29.1%. Nonetheless, a majority of our portfolio remains secured by real estate, with residential, commercial and construction real estate loans comprising 53.7% of the portfolio at year end 2001.

     Consumer loans experienced modest growth, increasing $711,000 from 2000 to 2001. Total consumer loans were $23.8 million and comprised 25.4% of the portfolio at year-end 2001. A strong indirect lending program has allowed for continued growth in consumer loans, as we maintain relationships with several local auto and recreational vehicle dealers. Underwriting standards for indirect loans are consistent with the standards applied to direct loans in an effort to maintain strong asset quality.

     While we have achieved double-digit loan growth during 2001, we have continued to focus on asset quality. This is evidenced by only a modest increase in our net charge-offs and non-performing loans. While we have experienced a slight increase in net charge-offs and non-performing loans, our watch list loans, as a percentage of average loan balances, has declined. The ratio of watch list loans to average loan balances at December 31, 2001 was 1.57% compared to 1.82% at year-end 2000.

     During 1999, we started a mortgage banking division, providing our customers with a wider array of mortgage loan products. At year-end 2001, loans held for sale, which are carried at the lower of cost or fair value, totaled $2.8 million. All mortgage loans sold are sold service released.


     DEPOSITS

     Year-end total deposits increased $20.7 million or 22.8%, from 2000 to 2001, with growth driven by further penetration of existing markets and active advertising campaigns. Noninterest-bearing deposits increased to $11.3 million from $10.2 million. At December 31, 2001, $28.9 million or 44.1% of our time deposits had balances of greater than $100,000. The average balance of time deposits issued in amounts greater than $100,000 totaled $26.6 million in 2001 and $17.8 million in 2000, representing 42.6% and 37.8% of total average time deposits in each period.

     Note 6 to the financial statements and the following table set forth more information about our deposits.


               MATURITY RANGES OF TIME DEPOSITS WITH BALANCES OF
                      $100,000 OR MORE AT DECEMBER 31, 2001


                                       (IN THOUSANDS)
3 months or less ......................   $13,358
3 through 6 months ....................     4,920
6 through 12 months ...................     3,889
Over 12 months ........................     6,694
                                          -------
Total .................................   $28,861
                                          =======

     CAPITAL

     Our subsidiary, First Bank, is subject to various regulatory capital guidelines as required by federal and state banking agencies. These guidelines define the various components of core capital and assign risk weights to various categories of assets.

     Tier 1 capital consists of shareholders' equity net of intangible assets and excluding unrealized gains and losses on securities available for sale, as defined by bank regulators. The definition of Tier 2 capital includes the amount of the allowance for loan losses that does not exceed 1.25% of gross risk weighted assets. Total capital is the sum of Tier 1 and Tier 2 capital.

     The minimum requirements under the capital guidelines are generally at least a 4.00% leverage ratio (Tier 1 capital divided by average assets excluding unrealized gains/losses), a 4.00% Tier 1 risk-based capital ratio (Tier 1 capital divided by risk-weighted assets), and an 8.00% total capital ratio (Tier 1 capital plus Tier 2 capital divided by risk-weighted assets).

     The Federal Deposit Insurance Corporation Improvement Act of 1991 ("FDICIA") requires federal regulatory agencies to define capital tiers. These are: well-capitalized, adequately capitalized, undercapitalized, significantly undercapitalized, and critically undercapitalized. Under these regulations, a "well-capitalized" institution must achieve a Tier 1 risk-based capital ratio of at least 6.00%, and a total capital ratio of at least 10.00%, and a leverage ratio of at least 5.00%. In order to be well capitalized, an institution also cannot be under a capital directive order. Failure to meet capital requirements could cause a regulatory agency to initiate or impose corrective actions that could have a direct material effect on our results of operations and financial condition. If an institution is only adequately capitalized, regulatory approval is required to accept brokered deposits. If an institution is undercapitalized, capital distributions, asset growth, and expansion are limited, in addition to the institution being required to submit a capital restoration plan.

     Given our rapid growth rate, the regulatory agencies have required First Bank to maintain a leverage ratio of at least 7% of actual assets during a portion of 2000 and for 2001. The first and second quarter calculations were completed using actual assets. During the third quarter, we were released from the actual assets requirement. Regulators continued to require that we maintain a 7.0% leverage ratio calculated on average assets for the fourth quarter of 2001. At December 31, 2001, this ratio was 6.95%, but at January 31, 2002, it was 7.02%. We notified our regulators regarding the deficiency at December 31, 2001, but we have not received any notice from any regulator indicating that it intends to take any corrective action. This restriction was released following the completion of our recent offering of subordinated debentures and mandatory stock purchase contracts.

     At December 31, 2001, we were not aware of any current recommendations by banking regulatory authorities which, if they were to be implemented, would have, or are reasonably likely to have, a material effect on our consolidated liquidity, capital resources or operations, other than the borrowing, capital and dividend restrictions described elsewhere in this report.

     Note 11 to the financial statements and the following table set forth actual capital amounts and ratios of First Bank.

                                 CAPITAL RATIOS

                                                                          DECEMBER 31,
                                                            -----------------------------------------
                                                              2001            2000            1999
                                                            ---------       ---------       ---------
                                                                     (DOLLARS IN THOUSANDS)
Tier 1 capital
   Shareholders' equity ...............................     $   9,014       $   8,168       $   4,566
   Add/less:  Unrealized loss/gain on securities ......             5             (23)            147
   Less:  intangible assets ...........................          (119)           (163)           (206)
                                                            ---------       ---------       ---------
   Total Tier 1 capital ...............................     $   8,900       $   7,982       $   4,507
                                                            =========       =========       =========

Total risk-based capital
   Tier 1 capital .....................................     $   8,900       $   7,982       $   4,507
   Allowable allowance for loan losses ................         1,148             910             549
                                                            ---------       ---------       ---------
   Total risk-based capital ...........................     $  10,048       $   8,892       $   5,056
                                                            =========       =========       =========
Risk weighted assets ..................................     $  98,656       $  87,726       $  55,334
                                                            =========       =========       =========
Average assets ........................................     $ 128,015       $ 101,385       $  63,179
                                                            =========       =========       =========
Risk-based ratios
   Tier 1 .............................................          9.02%           9.10%           8.15%
   Total risk-based capital ...........................         10.18%          10.14%           9.14%
Leverage Ratio ........................................          6.95%           7.87%           7.13%

     LIQUIDITY AND RATE SENSITIVITY

     Liquidity refers to the availability of funds to meet deposit withdrawals and borrowing repayments, fund loan commitments and pay expenses. We have many sources of liquid funds, including cash and cash equivalents, payments and maturities of loans and securities, and growth in deposits. In addition, we have the ability to sell securities available for sale, and may borrow from the Federal Reserve and the Federal Home Loan Bank.

     We believe we have sufficient liquidity to meet reasonable borrower, depositor, and creditor needs in the present economic environment. We have not received any recommendations from regulatory authorities which would materially affect liquidity, capital resources or operations, other than the borrowing, capital, and dividend restrictions described elsewhere in this report.

     Our interest rate sensitivity position is influenced by the timing of the maturity or repricing of interest earning assets and interest-bearing liabilities. One method of gauging sensitivity is by a static gap analysis, as presented in the table below. The "gap" is the difference between rate sensitive assets and rate sensitive liabilities within a specific time frame. Gap is considered an indicator of the effect a change in interest rates may have on net interest income.

                     LIQUIDITY AND INTEREST RATE SENSITIVITY

                                                                                  AT DECEMBER 31, 2001
                                                            -------------------------------------------------------------------
                                                            1 TO 90       91 TO 365       1 TO 5          OVER 5        TOTAL
                                                              DAYS           DAYS          YEARS          YEARS

                                                                                 (DOLLARS IN THOUSANDS)
Interest earning assets
   Loans ..............................................     $ 15,490       $ 25,493       $ 33,351       $ 19,381      $ 93,715
   Federal funds sold and other .......................        1,081              -              -              -         1,081
   Securities .........................................        4,001          6,622          4,012          8,521        23,156
   Restricted stock ...................................          670              -              -              -           670
                                                            --------       --------       --------       --------      --------
     Total earning assets .............................     $ 21,242       $ 32,115       $ 37,363       $ 27,902      $118,622
                                                            ========       ========       ========       ========      ========

Interest bearing liabilities
   Interest-bearing demand deposits ...................     $ 28,073       $      -       $      -       $      -      $ 28,073
   Savings deposits ...................................        6,628              -              -              -         6,628
   Time deposits ......................................       20,100         22,814         22,401            106        65,421
   Repurchase agreements ..............................        4,211              -              -              -         4,211
   FHLB advances ......................................            -              -          1,000          2,000         3,000
   Note payable .......................................        1,780              -              -              -         1,780
                                                            --------       --------       --------       --------      --------
     Total interest bearing liabilities ...............     $ 60,792       $ 22,814       $ 23,401       $  2,106      $109,113
                                                            ========       ========       ========       ========      ========
Rate sensitive gap ....................................     $(39,550)      $  9,301       $ 13,962       $ 25,796      $  9,509
Rate sensitive cumulative gap .........................     $(39,550)      $(30,249)      $(16,287)      $  9,509           N/A
Cumulative gap as a percentage of earning assets ......       (33.34)%       (25.50)%       (13.73)%         8.02%          N/A

     As of December 31, 2001, our rate sensitive liabilities exceeded rate sensitive assets through the one year horizon. This would indicate that when rates increase, net interest income may decline. In order to accurately determine the effect of changes in interest rates, the repricing effect of each type of interest-earning asset and interest-bearing liability must be measured. Assets and liabilities have different characteristics and the magnitude of change differs for each. Management continually monitors the changes to net interest income which may result from changing interest rates.

     A significant assumption that creates the large negative gap in the 0 to 3 month category is that all interest-bearing demand and savings accounts are subject to immediate repricing. While it is true that, contractually, those accounts are subject to immediate repricing, the rates paid on those accounts are generally not tied to specific indices and are influenced by market conditions and other factors. Accordingly, a general movement in interest rates, either up or down, may not have any immediate effect on the rates paid on these deposit accounts. The foregoing table illustrates only one source of information about sensitivity to interest rate movements. Our asset and liability management process also uses simulations that take into account the time that various assets and liabilities may reprice and the degree to which various categories of such assets and liabilities will respond to general interest rate movements. Interest rate risk can only be represented by a measurement of the effects of changing interest rates given the capacity for and magnitude of change on specific assets and liabilities.

FINANCIAL CONDITION AT JUNE 30, 2002

     Total assets reached $145.6 million at June 30, 2002 compared to $128.1 million at year-end 2001, an increase of $17.5 million or 13.6%. Increased loan totals were funded primarily by increased deposits.

     SECURITIES

     Securities are designated as either available for sale or as held to maturity. To provide more flexibility and better support our current strategy, held to maturity securities have been allowed to mature and pay-off, with all security purchases since March 1999 classified as available for sale.

     In addition to securities of the U.S. Government and its agencies, we had concentrations in a corporate security that exceeded 10% of shareholder's equity at June 30, 2002. The obligor was Regional Diversified Funding, with a cost of $1.4 million and a fair value of $1.3 million.

     LOANS

     Total loans, excluding loans held for sale, increased $5.9 million or 6.4% from year-end 2001 to June 30, 2002. Loan growth occurred in nearly all categories.

     Consumer loans continue to comprise the largest single segment of the portfolio at 27.3%. Consumer loans totaled $26.4 million at June 30, 2002, increasing $2.6 million or 11.0% from year-end. Management believes that relationships maintained with local auto and recreational vehicle dealers provide the indirect loan market segment with strong growth opportunities. Underwriting standards for indirect loans are consistent with the standards applied to direct loans in an effort to maintain strong asset quality.

     Commercial and commercial real estate loans grew by 9.8% or $3.2 million from December 31, 2001 to June 30, 2002 and combined comprised 36.6% of our portfolio at the period end. Growth in these segments was attributed to the continued strong local economy, primarily in the Greenwood area, and further penetration in our market areas. Residential mortgages, excluding loans held for sale, remained stable at $24.5 million.

     Mortgage banking activity remains strong, providing our customers with a wider array of mortgage loan products. At June 30, 2002, loans held for sale, which are carried at the lower of cost or fair value, totaled $567,000. All loans are sold service released.

     DEPOSITS AND OTHER BORROWINGS

     Total deposits increased $9.9 million or 8.9%, from year-end 2001 to June 30, 2002, as we continue to gain market share. Noninterest-bearing deposits increased to $12.2 million from $11.3 million. At June 30, 2002, $37.2 million or 51.2% of our time deposits had balances of greater than $100,000. The average balance of time deposits issued in amounts greater than $100,000 totaled $31.6 million in 2002 and $24.1 million in 2001, representing 47.1% and 40.8% of total average time deposits in each period.

     While deposits have funded a significant portion of our growth, we have also obtained funding from the Federal Home Loan Bank (FHLB). The advances from the FHLB have various terms, with rates ranging from 4.73% to 5.30% at June 30, 2002 and maturities from January 23, 2006 to March 7, 2011. Additionally, we obtained bank financing at the holding company level, with a significant portion of the proceeds contributed to First Bank as additional capital to support continued growth. During the second quarter, First Shares received proceeds from the public offering of $4.9 million, of which $3 million was downstreamed to First Bank to support growth.

     CAPITAL

     We are subject to various regulatory capital guidelines as required by federal banking agencies. These guidelines define the various components of core capital and assign risk weights to various categories of assets.

     Tier 1 capital consists of shareholders' equity net of intangible assets and excluding unrealized gains and losses on securities available for sale, as defined by bank regulators. The definition of Tier 2 capital includes the amount of allowance for loan losses which does not exceed 1.25% of gross risk weighted assets. Total capital is the sum of Tier 1 and Tier 2 capital.

     The Federal Deposit Insurance Corporation Improvement Act of 1991 (FDICIA) requires federal regulatory agencies to define capital tiers. These are: well capitalized, adequately capitalized, undercapitalized, significantly undercapitalized, and critically undercapitalized. Under these regulations, a "well-capitalized" institution must achieve a Tier 1 risk-based capital ratio of at least 6.00%, and a total capital ratio of at least 10.00%, and a leverage ratio of at least 5.00% and not be under a capital directive order. Failure to meet capital requirements can result in regulatory action that could have a direct material effect on our financial statements. If only adequately capitalized, regulatory approval is required to accept brokered deposits. If undercapitalized, capital distributions, asset growth, and expansion are limited, in addition to the institution being required to submit a capital restoration plan.

     On July 1, 2002, First Shares completed a $5 million offering of redeemable subordinated debentures and mandatory stock purchase contracts. The debentures are unsecured and subordinated, have a term of approximately 9 years, and accrue interest at 8% per annum payable quarterly in arrears. The debentures mature on July 1, 2011, but are redeemable by First Shares at any time prior to their maturity subject to certain redemption premiums. The stock purchase contracts require a purchaser to buy common shares of First Shares at $10 per share on January 1, 2011. A purchaser may elect to purchase the common shares of First Shares at any time prior to that date at the same price per share. The stock purchase contracts will be cancelled in the event the debentures are redeemed. Proceeds of $3 million have been contributed to First Bank to support growth. As of June 30, 2002, capitalized costs of the offering totaled $628,000.

     At June 30, 2002, our Tier 1 risk-based capital ratio, total risk-based capital and leverage ratio for the Bank were 11.43%, 12.52% and 9.41%, levels which meet the regulatory guidelines of "well capitalized."

     At December 31, 2001 our Tier 1 risk-based capital ratio, total risk based capital ratio and leverage ratio for the Bank was 9.02%, 10.18% and 6.95%, levels which meet the regulatory guidelines of "well-capitalized". The increase in the capital ratios is the result of the debenture and stock purchase contract offering by First Shares in which $3 million of the $5 million in proceeds was down-streamed to First Bank as capital.

     LIQUIDITY AND RATE SENSITIVITY

     Liquidity refers to the availability of funds to meet deposit withdrawals and borrowing repayments, fund loan commitments and pay expenses. We have many sources of liquid funds, including cash and cash equivalents, payments and maturities of loans and securities, and growth in deposits. In addition, we have the ability to sell securities available for sale, and may borrow from the Federal Reserve and the Federal Home Loan Bank.

     We believe we have sufficient liquidity to meet reasonable borrower, depositor, and creditor needs in the present economic environment. We have not received any recommendations from regulatory authorities which would materially affect liquidity, capital resources or operations.

     Our interest rate sensitivity position is influenced by the timing of the maturity or re-pricing of interest earning assets and interest-bearing liabilities. One method of gauging sensitivity is by a static gap analysis.

     Rate sensitivity gap is defined as the difference between the re-pricing of interest earning assets and the re-pricing of interest bearing liabilities within certain defined time frames. Rising interest rates are likely to increase net interest income in a positive gap position, while declining rates are likely to be beneficial in a negative gap position.

     At June 30, 2002, we had a negative one-year interest rate gap of 20.3% of interest earning assets. This compares to a negative 25.5% at December 31, 2001. The decreased negative gap is primarily the result of fewer interest-bearing liabilities re-pricing during the one-year time frame at June 30, 2002 than at year-end 2001.

                                    BUSINESS

     The information in this section contains forward-looking statements. Although we believe that our expectations in such forward-looking statements are reasonable, we cannot promise that our expectations will turn out to be correct. Actual results could be materially different from and worse than our expectations for various reasons, including competitive, economic and other factors.

GENERAL

     First Shares Bancorp, Inc., an Indiana corporation formed in 1991, is a bank holding company that owns all of the common shares of First Bank, an Indiana-chartered bank with deposit accounts insured by the FDIC. After years of slow growth, we implemented an aggressive new growth strategy in 1999 with the goal of capturing a significant portion of the market for banking services in the Central Indiana counties, south of Indianapolis. To help fund our growth, we conducted an initial public offering of our common shares in 2000, raising net proceeds of approximately $2.7 million, and a public offering of debentures and mandatory stock purchase contracts in 2002, raising net proceeds of approximately $4.3 million.

     We offer a broad range of commercial banking products and services to small and medium-sized businesses and retail customers from our eight locations in Central Indiana. Our products include commercial, consumer and real estate loans, credit cards, a broad range of deposit products and other non-deposit banking services.

STRATEGY

     BANK GROWTH. When current management assumed control of First Shares Bancorp in March of 1999, it adopted a growth strategy of increasing assets, deposits and loans. Between March 31, 1999, and June 30, 2002, total assets increased from $44.0 million to $145.6 million (231%), total loans increased from $27.4 million to $97.4 million (255%), and deposits increased from $39.3 million to $121.2 million (208%). This growth was accomplished primarily by attracting customers from our competitors and was accomplished during periods where our ability to maximize our growth was impeded by our regulatory capital levels.

     Our goal is to continue our growth and build a profitable, customer-focused financial institution. We believe our capital structure, our management, and data and operational systems are sufficient to achieve further growth in asset size, revenues and capital. This growth should enable us to more effectively serve the needs of our customers and expand our customer base.

     We expect to continue our expansion strategy primarily through internal growth and potentially through acquisitions. We believe that our largest source of growth is through referrals by existing customers, and that the primary reason for referrals is positive customer feedback regarding our customer service and response time. The Central Indiana banking market is dominated by large national and regional financial institutions. This dominance was achieved through the purchase of Indiana-based financial institutions and holding companies over the past several years, which resulted in a significant consolidation of the Indiana banking industry. We believe that small- and medium-size businesses often are not of sufficient size to be of interest to these large banks. We also believe potential customers frequently have difficulty in finding personalized banking services and seek a banking relationship with a smaller and more service-oriented community banking organization such as us. Through our primary emphasis on customer service, management's experience and our product lines, we will continue to focus on attracting these customers to achieve internal growth.

     We also believe that the economic expansion which has occurred in our market area contributes significantly to new opportunities for internal growth. As of the 2000 census, the three counties in which we conduct most of our activities had a combined population of approximately 196,855. One of those counties, Johnson County, was the third fastest growing county in Indiana based on population increase from 1990 to 2000. Employment in the area is in diversified sectors, including manufacturing, construction, retail trade, services and government. As of July, 2002, the three-county area had an unemployment rate of less than 4.5%.

     In order to promote internal growth, we currently pay interest on deposits at rates competitive with the highest in our market area. In addition, we have increased our loan origination efforts and have expanded our indirect consumer lending through automobile and recreational vehicle dealers.

     In addition to internal growth, we believe there may be opportunities to grow through opening new branches and possibly through branch acquisitions. We currently have six branches, a loan production office and an additional location from which our mortgage loan business operates. We intend to continue to evaluate the benefits of establishing new branches in appropriate locations. We believe that branch locations may continue to become available for purchase from time to time as bank holding companies eliminate certain overlapping branches resulting from bank consolidation. We have considered and intend to consider a variety of criteria when evaluating the creation or acquisition of new branches. These include (1) the geographic location, (2) the investment required for, and opportunity costs of, the branch and (3) economies of scale that may be achieved.

     OPERATIONS AND MARKETING. Our objective is to continue to build a profitable, growing community banking franchise. We believe that, in meeting the needs of consumers and small- to medium-sized businesses in our market area, our most important strategy is to provide excellent customer service. This strategy is emphasized above all others, from top management down to each bank teller. Our operational systems have been designed to complement customer service. We have Internet banking capabilities, which allow customers to perform several banking functions on-line. We believe our banking locations are small enough to facilitate personalized services and decision-making, yet of sufficient size to meet most customers' needs.

     We seek to maximize operational and support efficiencies consistent with maintaining high quality customer service. Various management and administrative functions are consolidated, including consumer credit administration and lending, investment management and accounting. This enables branch personnel to focus better on customer service and sales.

     In expanding our banking franchise, we have focused on identifying and developing products and services that satisfy customer needs, particularly customer service. We offer a wide range of consumer deposit products including regular checking, interest bearing checking, money market accounts, regular savings, certificates of deposit, and IRAs. We also offer ATM cards and debit cards which provide customers with additional access to their accounts. Our consumer loan products include home mortgages, home equity loans, automobile loans and other secured and unsecured loans originated directly by our branches and from indirect sources. See "Loans" below for a discussion of the loan products we provide.

LOANS

     We have the ability to provide a broad range of commercial and retail lending services. As of June 30, 2002, our loan portfolio consisted of approximately 37% commercial and commercial real estate loans, 25% residential mortgage loans (including home equity loans), 11% residential construction loans and 27% automobile and other consumer loans. We follow a uniform credit policy which sets forth underwriting and loan administration criteria, including levels of loan commitment, loan types, credit criteria, concentration limits, loan administration, loan review and grading and related matters. At June 30, 2002, substantially all loans outstanding were to customers within our market area.

     COMMERCIAL LOANS. Commercial loans are made primarily to small- and medium-sized businesses. These loans are made on a secured and, to a limited extent, on an unsecured basis and are made available for general operating purposes, acquisition of fixed assets including real estate, purchases of equipment and machinery, financing of inventory and accounts receivable, as well as any other purposes considered appropriate. We generally look to a borrower's business operations as the principal source of repayment, but also receive, when appropriate, mortgages on real estate, security interests in inventory, accounts receivable and other personal property and/or personal guarantees. Approximately 36% of our commercial loans are commercial real estate loans secured by a first lien on the commercial real estate. In addition, virtually all of our commercial loans that are not mortgage loans are secured by a lien on equipment, inventory and/or other assets of the commercial borrower.

     Commercial lending involves more risk than residential lending because loan balances are greater and repayment is primarily dependent upon the borrower's operations. We attempt to minimize the risks associated with these transactions by generally limiting our lending to owner-operated businesses with an established profitable history. In many cases, risk is further reduced by requiring personal guarantees, additional collateral or other credit enhancements as deemed necessary.

     RESIDENTIAL MORTGAGE LOANS. We originate residential mortgage loans, which are generally long-term, with either fixed or variable interest rates. Our general policy is to retain all or a portion of variable interest rate mortgage loans in our loan portfolio and to sell virtually all fixed rate loans in the secondary market. This policy is subject to review by management and may be revised as a result of changing market and economic conditions and other factors. We also offer home equity loans. We do not retain servicing rights with respect to the residential mortgage loans that we originate and sell into the secondary market.

     PERSONAL LOANS AND LINES OF CREDIT. We make personal loans and lines of credit available to consumers for various purposes, such as the purchase of automobiles, boats and other recreational vehicles, and the making of home improvements and personal investments. We retain all of these loans.

     Consumer loans generally have shorter terms and higher interest rates than residential mortgage loans and, except for home equity lines of credit, usually involve more credit risk than mortgage loans because of the type and nature of the collateral. Consumer lending collections are dependent on a borrower's continuing financial stability and are thus likely to be adversely affected by job loss, illness or personal bankruptcy. In many cases, repossessed collateral for a defaulted consumer loan will not provide an adequate source of repayment of the outstanding loan balance because of depreciation of the underlying collateral. We underwrite our loans carefully, with a strong emphasis on the amount of the down payment, credit history, credit quality, collateral type, employment stability and monthly income. These loans are generally expected to be repaid on a monthly repayment schedule with the payment amount tied to the borrower's periodic income. We believe that the generally higher yields earned on consumer loans helps compensate for the increased credit risk associated with such loans and that consumer loans are important to our efforts to serve the credit needs of our customer base.

     LOAN POLICIES. Although we take a progressive and competitive approach to lending, we emphasize high quality in our loans. We believe that quality control is achievable while still providing prompt and personal service. We are subject to written loan policies that contain general lending guidelines and are subject to periodic review and revision by our Loan Committee and our board of directors. These policies set procedures for loan administration, documentation, approval and reporting requirements for various types of loans.

     We recognize that lending money involves a degree of risk. Our loan policies are designed to assist us in managing the risk involved in making loans. These policies provide a general framework for our loan operations while recognizing that not all loan activities and procedures can be anticipated.

     Our loan policies include procedures for oversight and monitoring of our lending practices and loan portfolio. We have a Loan Committee comprised currently of our President, our Executive Vice President and other lending officers and four outside directors. Our President has signatory authority for secured loans up to $200,000 and unsecured loans up to $50,000, and our Executive Vice President has signatory authority for secured loans up to $150,000 and unsecured loans up to $50,000. Various other lending officers have signatory authority for secured loans ranging from $30,000 to $100,000 and for unsecured loans ranging from $5,000 to $15,000. These limits are cumulative for commercial loans up to a maximum loan of $400,000, allowing up to three officers to approve a loan higher than one officer's limit but less than the sum of their limits, so long as one of the officers approving the loan is either the President or the Executive Vice President. Residential mortgage loans meeting Federal Home Loan Mortgage Corporation guidelines for credit quality and documentation may be approved by our Vice President of Mortgage

Loans, up to the established maximum conforming loan amount as periodically determined by secondary market agencies such as FHLMC and FNMA. Residential mortgage loans not meeting FHLMC guidelines may be approved by our Vice President of Mortgage Loans up to $100,000. The Loan Committee is responsible for approving all loans that exceed the above limits. All loan limits are subject to review and revision by our board of directors and the Loan Committee from time to time.

     Our loan policies provide guidelines for loan-to-value ratios that limit the size of certain types of loans to a maximum percentage of the value of the collateral securing the loans, which percentage varies by the type of collateral, including the following maximum loan-to-value ratios:

     -   raw land (65%)
     -   land development (75%)
     -   commercial and multi-family real estate (80%)
     -   one- to four-family residential real estate (80%)
     -   improved property, including farmland (80%)
     - junior liens on real estate (90%, or 100% if we hold the senior mortgage)

     We use credit risk insurance, principally for owner-occupied residential real estate mortgage loans where the loan-to-value ratio exceeds 80%. Regulatory and supervisory loan-to-value limits are established by the Federal Deposit Insurance Corporation Improvement Act of 1991. Our internal loan-to-value limitations follow those limits.

     Our loan policies also include other underwriting standards for loans secured by liens on real estate. These underwriting standards are designed to determine the maximum loan amount for which a borrower can qualify based upon the type of collateral securing the loan and the borrower's income and ability to repay the loan. Monthly payment obligations, including the proposed loan, any residential mortgage loan payment or rent and child support or alimony payment (if any) should not exceed 40% of the borrower's gross monthly income. Monthly housing expense, including the residential mortgage loan payment, real estate taxes and insurance on the property, or rent, should not exceed 30% of gross monthly income. In addition, the loan policies require that we obtain a written appraisal by a state certified appraiser for loans in excess of $250,000 secured by real estate, subject to certain limited exceptions. The appraiser must be selected by us and must be independent and licensed. For loans secured by real estate that are less than $250,000, we may elect to conduct an in-house real estate evaluation.

     Our loan policies also include maximum loan terms for each category of loans secured by liens on real estate. Loans secured by one- to four-family residential real estate or multi-family residential real estate with variable interest rates have a maximum term of 20 years. Loans secured by commercial real estate or farmland with variable interest rates are generally offered with a maximum term of 15 years, which may be increased to a maximum term of 20 years where the credit is strong and the property is very durable and desirable. Home equity loans with variable interest rates have a maximum term of 10 years. Loans secured by vacant land or by mobile homes attached to real estate are subject to a maximum term of 15 years. We generally sell to the secondary market all loans secured by residential real estate with fixed interest rates, thereby reducing our interest rate risk and credit risk.

     In addition, our loan policies provide guidelines for:

     -  personal guarantees
     -  environmental inspections of real estate
     -  loans to employees, executive officers and directors
     -  problem loan identification
     -  maintenance of a loan loss reserve
     -  other matters relating to our lending practices

DEPOSITS AND OTHER SERVICES

     DEPOSITS. We offer a broad range of deposit products, including checking, business checking, savings and money market accounts, certificates of deposit and direct-deposit services. Transaction accounts and certificates of deposit are tailored to the primary market area at rates and with fee structures competitive with those offered in Central Indiana. All deposit accounts are insured by the FDIC up to the maximum amount permitted by law, currently $100,000. We solicit these accounts from individuals, businesses, associations, financial institutions and government entities.

     OTHER SERVICES. In addition to our basic deposit products, we offer our customers certain other services, such as commercial sweep accounts, bank-by-phone and Internet banking capabilities. We believe our personalized service approach benefits from customer visits to our banking locations. In addition, we maintain relationships with correspondent banks and other independent financial institutions to provide other services requested by our customers, including loan participations where the requested loan amounts exceed our policies or legal lending limits.

COMPETITION

     There are many thrift institutions, credit unions and commercial banks located within our primary service area. Most are branches of larger financial institutions which, in our view, are managed with a philosophy of strong centralization. We face competition from thrift institutions, credit unions and other banks as well as finance companies, insurance companies, mortgage companies, securities brokerage firms, money market funds, trust companies and other providers of financial services. Most of our competitors are larger and have higher lending limits than we do. In some of our newer markets we are also competing against financial institutions with established customer bases. We compete for loans principally through our ability to communicate effectively with our customers and understand and meet their needs. We believe that our personal service philosophy enhances and will continue to enhance our ability to compete favorably in attracting individuals and small- and medium-sized businesses. We actively solicit retail customers and compete for deposits by offering customers personal attention, professional service and competitive interest rates.

PROPERTIES

     We conduct our operations from eight locations in Central Indiana:

          - Approximately 5,000 square feet at 996 South State Road 135, Greenwood, Indiana, which we occupy under a lease expiring in 2004.

          - Approximately 2,150 square feet at 1266 North Madison Avenue, Greenwood, Indiana, which we occupy under a lease expiring in 2005.

          - Approximately 1,100 square feet at 250 North State Road 135, Bargersville, Indiana, which we occupy under a lease expiring on December 31, 2002 with a renewal option of three years following the expiration date.

          - Approximately 4,000 square feet at 180 West Washington Street, Morgantown, Indiana, which we own.

          - Approximately 1,800 square feet at 110 North State Road 135, Trafalgar, Indiana, which we own.

          - Approximately 3,000 square feet at 160 East Main Street, Nashville, Indiana, which we occupy under a lease expiring on November 30, 2006. The building is located on real estate owned by an entity that is owned and controlled by Frank A. Rogers, one of our directors. See "Certain Relationships and Related Transactions."

          - Approximately 4,800 square feet at 3195 Fairview Road, Greenwood, Indiana, which we occupy under a lease expiring on January 31, 2007, with a renewal option of five years following the expiration date.

          - Approximately 1,000 square feet at 1118 North Main Street, Suite B, Franklin, Indiana, which we occupy under a lease expiring on May 31, 2004, with a renewal option of one year following the expiration date.

     We believe the condition of our facilities is adequate to support our current operations.

EMPLOYEES

     As of June 30, 2002, we had 70 full-time employees and 9 part-time employees. None of these employees is represented by a union. We consider relations with our employees to be good.

LEGAL PROCEEDINGS

     We currently and from time to time are involved in litigation incidental to the conduct of our business. However, we are not a party to any lawsuit or proceeding which, in our opinion, is likely to have a material adverse effect on us.

                                   MANAGEMENT

DIRECTORS AND EXECUTIVE OFFICERS

     The following table sets forth information about our executive officers and directors as of June 30, 2002:

         NAME                                        AGE                          POSITION
         ----                                        ---                          --------
         Frank A. Rogers........................      71         Chairman of the Board of Directors
         Jerry R. Engle ........................      57         President and Chief Executive Officer; Director
         John Ditmars...........................      45         Executive Vice President
         Kimberly B. Kling......................      34         Secretary, Treasurer and Chief Financial Officer
         Ralph M. Foley.........................      62         Director
         H. Dean Hawkins........................      66         Director
         Gary W. Lewis..........................      52         Director
         R. J. McConnell........................      42         Director
         William J. Meredith....................      55         Director
         Norman D. Stockton.....................      57         Director

     FRANK A. "ANDY" ROGERS was elected a director of First Shares and First Bank in 1999 and currently serves as Chairman of the Board of Directors. His term as a director of First Shares expires in 2005. He owns and operates two restaurants and two hotels, is the contract operator for a third hotel and is a partner in a partnership owning a nursing home, all in Brown County, Indiana. Prior to his service on our board of directors, Mr. Rogers had served as the chief executive officer of three other financial institutions.

     JERRY R. ENGLE is our President and Chief Executive Officer and a director, positions he has held since March 1999. He has held the same positions with First Bank since March 1999 also. His term as a director of First Shares expires in 2004. Previously, he was the chief executive officer of Citizens Bank of Central Indiana, a position he assumed in 1992 when Indiana Bancshares, Inc., of which he was chief executive officer, merged into CNB Bancshares, Inc., the holding company for Citizens. During his tenure at Citizens, Mr. Engle managed the CNB affiliate bank based in Greenwood, Indiana. In 1998, this affiliate bank had average assets of approximately $652.1.

     JOHN DITMARS is our Executive Vice President, a position he has held since March 1999. He holds the same position with First Bank and also serves as First Bank's Senior Credit Officer. Previously, he was the Senior Lending Officer and head of the Commercial Lending Department for the Greenwood Region at Citizens Bank of Central Indiana.

     KIMBERLY B. KLING is our Secretary, Treasurer and Chief Financial Officer, duties she assumed in 1999. She holds the same positions with First Bank. From 1994 to 1999, she was Controller, Secretary and Treasurer for Kellie Plumbing, Inc. and Johnson County Distributors, Inc., and from 1991 to 1994 she was a staff accountant for Alemite Corporation, Charlotte, North Carolina.

     RALPH M. FOLEY was elected a director of First Bank in 1985 and became a director of First Shares when it was incorporated in 1991. His term as a director of First Shares expires in 2005. He is a partner in the law firm of Foley, Foley & Peden, Martinsville, Indiana.

     H. DEAN HAWKINS was elected a director of First Shares and First Bank in 1992 and served from December 1991 to February 1999 as our President and Chief Executive Officer and from March to November 1999 as our Chairman of the board of directors. His term as a director of First Shares expires in 2004. He is currently self-employed as a real estate appraiser.

     GARY W. LEWIS was elected a director of First Shares and First Bank in 1999. His term as a director of First Shares expires in 2003. He was Vice President and Manager of the Greenwood office of F. C. Tucker Realtors from 1975 to 2000. In 2000, he became a Financial Advisor with Raymond James & Associates, Inc.

     R. J. MCCONNELL was elected a director of First Shares and First Bank in 1998. His term as a director of First Shares expires in 2004. He is a partner with the law firm of Bose McKinney & Evans LLP, Indianapolis, Indiana.

     WILLIAM J. MEREDITH was elected a director of First Shares and First Bank in 1992. His term as a director of First Shares expires in 2005. He is the President and Funeral Director at Meredith-Clark Funeral Home, Inc. and a partner in C & M Monument Co., a cemetery monument company.

     NORMAN D. STOCKTON was elected a director of First Shares and First Bank in 1993. His term as a director of First Shares expires in 2003. He has been the Superintendent of Schools for the Eminence Community School Corporation since 1998. From 1994 to 1997 he was the Director of Marketing for Construction Control, Inc., a construction management firm.

     The directors of First Shares are elected for staggered three-year terms. The directors of First Bank are elected annually.

COMMITTEES OF THE BOARD OF DIRECTORS

     The board of directors currently has standing audit, personnel, executive and asset-liability committees. The audit committee evaluates audit performance, handles relations with our independent auditors and evaluates policies and procedures relating to internal audit functions and controls. The audit committee may also examine and consider other matters relating to our financial affairs as it deems appropriate. The audit committee currently consists of Messrs. Rogers, McConnell and Lewis.

     The personnel committee provides a general review of our compensation and benefit plans to ensure that they meet corporate objectives. The personnel committee also has authority to administer and recommend the grant of options under our stock option plans. The directors who are members of the personnel committee are Messrs. Engle, Hawkins, Meredith and Stockton.

     The executive committee acts on behalf of the board of directors between meetings of the board. The directors who are members of the executive committee are Messrs. Engle, Rogers and McConnell.

     The asset-liability committee reviews the matching of the rates and maturities of our loans, investments, deposits and other borrowings and recommends adjustments to minimize our interest rate gap. The directors who are members of the asset-liability committee are Messrs. Engle, Foley, Hawkins, McConnell and Rogers.

     The loan committee handles business pertaining to loans except as expressly reserved to the board of directors. The directors and executive officers who are members of the loan committee are Messrs. Meredith, McConnell, Lewis, Rogers, Engle and Ditmars.

EXECUTIVE COMPENSATION

                           SUMMARY COMPENSATION TABLE

                                                                                     LONG-TERM
                                                                                   COMPENSATION
                                            ANNUAL COMPENSATION                       AWARDS
                             -------------------------------------------------     ------------
                                                                                    SECURITIES
                                                                     OTHER          UNDERLYING           ALL
NAME AND                      YEAR ENDED                             ANNUAL          OPTIONS/           OTHER
PRINCIPAL POSITION           DECEMBER 31,     SALARY     BONUS    COMPENSATION        SARS(#)        COMPENSATION
------------------           ------------     ------     -----    ------------        -------        ------------
JERRY R. ENGLE                   2001        $150,000    $  -       $    -                  -           $4,500 (1)
President and                    2000         150,000       -            -                  -            4,450 (1)
Chief Executive Officer          1999         121,413       -            -             39,000            1,386 (1)

-----------------
(1)  Consists of matching contributions to retirement plan account.


               AGGREGATED OPTION/SAR EXERCISES IN LAST FISCAL YEAR
                      AND FISCAL YEAR-END OPTION/SAR VALUES

                                                            NUMBER OF SECURITIES
                                                           UNDERLYING UNEXERCISED         VALUE OF UNEXERCISED
                                                                OPTIONS/SARS           IN-THE-MONEY OPTIONS/SARS
                                SHARES                       AT FISCAL YEAR END          AT FISCAL YEAR END (1)
                              ACQUIRED ON      VALUE     --------------------------   --------------------------
NAME                           EXERCISE      REALIZED    EXERCISABLE  UNEXERCISABLE   EXERCISABLE  UNEXERCISABLE
----                          -----------    --------    -----------  -------------   ------------ -------------
Jerry R. Engle                     -          $    -        29,250        9,750          $7,898       $2,633

----------------------
(1) Calculated assuming a fair market value per share of $8.50 at December 31, 2001, which was the average of the bid and asked prices for the previous ten trading days.

BENEFIT PLANS AND ARRANGEMENTS

     1996 Stock Option Plan. Under our 1996 Stock Option Plan, our executive officers and key employees are eligible to receive stock options which do not qualify as incentive stock options under the Internal Revenue Code.

     The grant of awards under the 1996 Stock Option Plan is made by the board of directors, including the selection of appropriate grantees, the size and exercise price of awards and other terms and conditions of awards. Options for a total of 48,000 shares of common stock were reserved for issuance under the 1996 Stock Option Plan until December 31, 2001. Therefore, no further options may be granted under this plan. Options for 30,000 shares are currently outstanding under the plan. Options granted under the 1996 Stock Option Plan must be for a term of not more than seven years and, unless otherwise provided in the particular option grant agreement, will be 25% vested upon grant and become vested as to an additional 25% on each of the succeeding three anniversaries of the date of grant. Options will become fully vested if the grantee dies or a change of control occurs at any time during the first three years after a grant.

     1999 Stock Option Plan. Under our 1999 Stock Option Plan, our directors, executive officers and key employees are eligible to receive stock options which either qualify as incentive stock options under the Internal Revenue Code or do not so qualify. Options for a total of 93,000 shares of common stock may be granted under the 1999 Stock Option Plan. Options for 76,000 shares are currently outstanding under the plan. If an award under the plan expires or terminates without being exercised in full or is forfeited, the shares of common stock subject to the award generally become available for new awards.

     Options granted under the 1999 Stock Option Plan must be for a term of not more than 10 years. Options granted under the 1999 Stock Option Plan allow participants to purchase shares of our common stock at an exercise price determined by the board of directors which, after December 31, 1999 cannot be less than the fair market value of our common stock on the date of the grant. As determined by the board of directors, options will generally become exercisable in one or more installments beginning on the first anniversary of the date of the grant. The board of directors may accelerate the exercisability of any option. Payment of the option exercise price may be made in cash or through the exchange of shares of our common stock owned by the grantee. In the event of a Change in Control (as defined in the plan), options become exercisable whether or not the vesting periods have expired and whether or not the grantee has been employed for one year after the applicable grant date.

     Employment Agreements. In March 1999, we entered into a three-year employment agreement with Jerry R. Engle pursuant to which we employ Mr. Engle as our Chief Executive Officer. The initial term of the agreement ended in March 2002, but automatically renewed for a one-year term in March of 2002. The employment agreement provides that it will continue to automatically renew for successive one-year terms unless we or Mr. Engle elect not to continue it by giving 30 days advance notice prior to the first day of a renewal term. Mr. Engle's base compensation during the term of the agreement is $150,000 per year, which may be increased at our discretion and is required to be increased to $160,000 if and when we achieve an annualized return on average assets of at least 0.75% for six consecutive calendar months. In addition, the agreement provides for annual bonuses to be set by the board of directors pursuant to the agreement. In 1999 pursuant to the Agreement, Mr. Engle also received options to purchase 39,000 common shares at a price equal to the book value per share of the outstanding common shares on the last day of the fiscal quarter immediately preceding the date of grant. Under the employment agreement, Mr. Engle retains the right to participate in various other employee benefit plans we maintain for which he is otherwise eligible.

     The agreement with Mr. Engle is subject to termination at any time by Mr. Engle upon notice and by us for cause (as defined in the agreement) or upon Mr. Engle's death or disability (as defined in the agreement). In the event we terminate Mr. Engle's employment without cause and other than upon Mr. Engle's death or disability, or in the event Mr. Engle terminates his employment for good reason (as defined in the agreement), Mr. Engle is entitled to receive his annual base monthly salary (calculated at the highest rate during the year preceding the termination of employment) through the end of the term of the employment agreement.

     Following a termination of Mr. Engle's employment other than a termination by us without cause and other than upon Mr. Engle's death or disability or a termination by Mr. Engle for other than good reason, Mr. Engle will be prohibited from competing with us or soliciting our customers for a period of two years after the date of termination.

     In March 1999, we also entered into a three-year employment agreement with John B. Ditmars pursuant to which we employ Mr. Ditmars as our Executive Vice President. The initial term of the agreement ended in March 2002, but automatically renewed for a one-year term in March of 2002. The employment agreement provides that it will continue to automatically renew for successive one-year terms unless we or Mr. Ditmars elect not to continue it by giving 30 days advance notice prior to the first day of a renewal term. Mr. Ditmars' base compensation during the term of the agreement is $75,000 per year, which may be increased at our discretion and is required to be increased to $80,000 if and when we achieve an annualized return on average assets of at least 0.75% for six consecutive calendar months. In addition, the agreement provides for annual bonuses to be set by the board of directors pursuant to the agreement. In 1999 pursuant to the Agreement, Mr. Ditmars also received options to purchase 21,000 common shares at a price equal to the book value per share of the outstanding common shares on the last day of the fiscal quarter immediately preceding the date of grant. Under the employment agreement, Mr. Ditmars retains the right to participate in various other employee benefit plans we maintain for which he is otherwise eligible.

     The agreement with Mr. Ditmars is subject to termination, and Mr. Ditmars is eligible for severance benefits and subject to a noncompetition and nonsolicitation covenant, upon the same terms and conditions as in our employment agreement with Mr. Engle.

     DIRECTOR COMPENSATION. Directors are paid $500 for each regularly-scheduled meeting of the board of directors attended and $250 for each special meeting of the board of directors attended. Directors are entitled to be paid for one regularly-scheduled board meeting missed each year. Directors who are not our employees are paid $250 for each committee meeting attended or for which they serve as an alternate (in the case of the loan committee). Four of the directors (Messrs. Foley, Hawkins, Meredith and Stockton) have entered into a deferred fee agreement with us pursuant to which payment of fees by us is deferred until the earlier of the director's resignation as a director, disability or death or a change in our control. In all cases except the death of the director, the amount deferred bears interest at an interest rate established by us from time to time. In the case of the death of the director, we have agreed to pay an annual death benefit of $22,960 for 10 years.

COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION

     Our personnel committee established compensation for the year ended December 31, 2001 for employees other than Mr. Engle and Mr. Ditmars, who have employment agreements with us which establish their base salary. Mr. Engle, who is one of our executive officers, participated during 2001 in deliberations of our personnel committee concerning compensation of other officers.

                       PRINCIPAL AND SELLING SHAREHOLDERS

     The following table sets forth certain information known to us with respect to beneficial ownership of our common stock (1) as of June 30, 2002 and (2) immediately following this offering assuming sale of all shares offered by the selling shareholder and no purchases by our officers and directors in this offering, by:

     - each person known to us to be the beneficial owner of more than five percent of our issued and outstanding common shares, including the selling shareholder;

     -    each of our directors and officers; and

     -    all executive officers and directors as a group.

     Unless otherwise indicated below, the persons and entities named in the table have sole voting and sole investment power with respect to all shares beneficially owned.


                                                                  PERCENTAGE     SHARES       PERCENTAGE
                                         NUMBER OF SHARES           BEFORE       OFFERED        AFTER
NAME AND ADDRESS                        BENEFICIALLY OWNED         OFFERING     FOR SALE       OFFERING
----------------                        ------------------         --------     --------       --------
Jerry R. Engle......................        112,646   (1)           10.21%         --           10.21%
996 South State Road 135
Greenwood, Indiana  46143

Ralph M. Foley......................         45,518   (2)            4.29          --            4.29
400 Byram Road
Martinsville, Indiana  46151

H. Dean Hawkins.....................         43,230   (3)            4.09          --            4.09
2127 Foxcliff North
Martinsville, Indiana  46151

Gary W. Lewis.......................         28,000   (4)            2.65          --            2.65
2302 Woodsway Drive
Greenwood, Indiana  46143

R. J. McConnell.....................         21,520   (5)            2.02          --            2.02
2069 W. County Road 300S
Franklin, Indiana  46131

William J. Meredith.................         12,728   (6)            1.20          --            1.20
P.O. Box 308
Morgantown, Indiana  46160

Frank A. Rogers.....................        105,840   (7)            9.97          --            9.97
P.O. Box 187
Nashville, Indiana

Norman D. Stockton..................          3,725   (8)            *             --            *
3168 S.E. County Line Road
Morgantown, Indiana  46160

John Ditmars........................         46,816   (9)            4.34          --            4.34
996 South State Road 135
Greenwood, Indiana  46143

Kimberly B. Kling ..................          2,750   (10)           *             --            *
996 South State Road 135
Greenwood, Indiana  46143

Directors and executive officers as
a group (10 persons)................        422,773   (11)          36.01          --           36.01

Selling shareholder:

Hershell and Pauline Baker .........        140,480   (12)          13.34       120,000          1.95
   Family Trust
433 Appleton Court
Indianapolis, Indiana  46234

----------------------
 * Less than 1%.

(1) Consists of 44,406 shares owned individually, 10,000 shares owned jointly with Mr. Engle's spouse, 240 shares owned for the benefit of Mr. Engle's children, 7,000 shares held through a retirement plan trust, 1,000 shares held as trustee for the benefit of members of Mr. Engle's family, 39,000 shares represented by stock options exercisable within 60 days of June 30, 2002, and 11,000 shares represented by mandatory stock purchase contracts currently exercisable.
(2) Consists of 1,440 shares owned individually, 30,268 shares owned jointly by Mr. Foley and his spouse, 5,810 shares owned by Mr. Foley's spouse, 3,000 shares represented by stock options exercisable within 60 days of June 30, 2002, and 5,000 shares represented by mandatory stock purchase contracts currently exercisable.
(3) Consists of 1,536 shares owned individually, 38,694 shares owned jointly by Mr. Hawkins and his spouse and 3,000 shares represented by stock options exercisable within 60 days of June 30, 2002.
(4) Consists of 25,000 shares owned individually and 3,000 shares represented by stock options exercisable within 60 days of June 30, 2002.
(5) Consists of 8,520 shares beneficially owned through a retirement plan trust, 3,000 shares represented by stock options exercisable within 60 days of June 30, 2002, and 10,000 shares represented by mandatory stock purchase contracts currently exercisable.
(6) Consists of 5,598 shares owned individually, 1,110 shares owned by Mr. Meredith's spouse, 300 shares owned jointly with Mr. Meredith's spouse, 600 shares owned through a custodian, 120 shares owned as custodian for Mr. Meredith's grandchildren, 3,000 shares represented by stock options exercisable within 60 days of June 30, 2002, and 2,000 shares represented by mandatory stock purchase contracts currently exercisable.
(7) Consists of 97,340 shares owned individually, 3,000 shares represented by stock options exercisable within 60 days of June 30, 2002, and 5,500 shares represented by mandatory stock purchase contracts currently exercisable.

(8) Consists of 725 shares owned individually and 3,000 shares represented by stock options exercisable within 60 days of June 30, 2002.
(9) Consists of 14,716 shares owned individually, 600 shares owned jointly by Mr. Ditmars and his spouse as custodian for the benefit of their minor children, 5,500 shares held through a retirement plan trust, 21,000 shares represented by stock options exercisable within 60 days of June 30, 2002, and 5,000 shares represented by mandatory stock purchase contracts currently exercisable.
(10) Consists of 1,000 shares owned jointly with Ms. Kling's spouse and 1,750 shares represented by stock options exercisable within 60 days of June 30, 2002.
(11) Includes 82,750 shares represented by stock options exercisable within 60 days of June 30, 2002, and 38,500 shares represented by mandatory stock purchase contracts currently exercisable.
(12) Neither the Trust, which is the sole selling shareholder, nor the trustees of the Trust, have had any position, office or other material relationship with First Shares, First Bank or their affiliates within the past three years. The shares owned by the Trust were received by inheritance within the past three years from an estate for which Ralph M. Foley, a director of First Shares and First Bank, served as executor and is currently representing the Trust in this offering. The Trust may distribute shares of common stock to its beneficiaries prior to sale under this prospectus. The selling shareholders may also include persons who are donees or pledgees of the Trust. Any such persons not named in this prospectus who sell in excess of 500 shares will be identified by a supplement to this prospectus, if required.


                 CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

     During the past two years, First Bank had banking transactions in the ordinary course of business with our directors, officers and principal shareholders and their affiliates. These transactions have been made on substantially the same terms, including interest rates, collateral and repayment terms on extensions of credit, as those prevailing at the same time for comparable transactions with others and did not involve more than the normal risk of collectibility or present other unfavorable features.

     All future material affiliated transactions and loans, if any, will be made or entered into on terms that are no less favorable to us than those that can be obtained from unaffiliated third parties. In addition, as a matter of policy, all future material affiliated transactions and loans, if any, and any forgiveness of loans, must be approved by a majority of our independent directors who do not have an interest in the transactions and who have access, at our expense, to our legal counsel or independent legal counsel.

     Effective on December 1, 2001, we entered into a lease agreement for our Nashville, Indiana branch office. Prior to that time, we operated the branch from a temporary structure. The present building consists of approximately 3,000 square feet and is located at 160 East Main Street, Nashville, Indiana. Under the lease, we agreed to pay $4,250 per month in rent and $450 per month in common area maintenance fees. Under the lease, we are responsible for interior maintenance expenses, real estate taxes and insurance premiums for hazard and liability insurance. The original lease term expires on November 30, 2006, but is renewable at our option for an additional five year period. The building and real estate on which the building is located are owned by an entity that is owned and controlled by Frank A. Rogers, one of our directors. However, we believe the lease terms are substantially the same as we could have received from an independent third party for similar office space in the area.

                           SUPERVISION AND REGULATION

GENERAL

     Financial institutions and their holding companies are extensively regulated under federal and state law. Consequently, our growth and earnings performance can be affected not only by management decisions and general economic conditions, but also by the statutes administered by, and the regulations and policies of, various governmental regulatory authorities. Those authorities include, but are not limited to, the Federal Reserve Board, the Federal Deposit Insurance Corporation (the "FDIC"), the Indiana Department of Financial Institutions (the "DFI"), the Internal Revenue Service and state taxing authorities.

The effect of such statutes, regulations and policies can be significant and cannot be predicted with a high degree of certainty.

     The system of supervision and regulation applicable to us establishes a comprehensive framework for our operations and is intended primarily for the protection of the FDIC's deposit insurance funds, our depositors and the public, rather than our shareholders.

     Federal laws and regulations, including provisions added by the Federal Deposit Insurance Corporation Improvement Act of 1991 ("FDICIA") and regulations promulgated thereunder, establish supervisory standards applicable to our lending activities, including internal controls, credit underwriting, loan documentation and loan-to-value ratios for loans secured by real property.

     The following references to statutes and regulations are intended to summarize certain government regulation of our business and are qualified by reference to the text of such statutes and regulations. Any change in government regulation may have a material adverse effect on our business.

FIRST SHARES

     GENERAL. First Shares is a bank holding company and, as such, is subject to regulation by, the Federal Reserve Board under the federal Bank Holding Company Act of 1956 (the "BHCA"). Under the BHCA, First Shares is subject to examination by the Federal Reserve Board and is required to file reports of our operations and such additional information as the Federal Reserve Board may require.

     Under Federal Reserve Board policy, First Shares is expected to act as a source of financial strength to First Bank and to commit resources to support First Bank in circumstances where First Shares might not do so absent such a policy. In addition, in certain circumstances, First Shares, as an Indiana bank holding company, may be required by order of the DFI to increase the capital of First Bank or reduce the amount of its deposits.

     Any loans by a bank holding company to a subsidiary bank are subordinate in right of payment to deposits and to certain other indebtedness of the subsidiary bank. In the event of a bank holding company's bankruptcy, any commitment by the bank holding company to a federal bank regulatory agency to maintain the capital of a subsidiary bank would be assumed by the bankruptcy trustee and entitled to a priority of payment. This priority would also apply to guarantees of capital plans under FDICIA.

     INVESTMENTS AND ACTIVITIES. Under current law, absent election as financial holding companies, bank holding companies are prohibited, with certain limited exceptions, from engaging in activities other than those of banking or of managing or controlling banks. They are also prohibited from acquiring or retaining direct or indirect ownership or control of voting shares or assets of any company which is not a bank or bank holding company, other than subsidiary companies furnishing services to or performing services for its subsidiaries, and other subsidiaries engaged in activities which the Federal Reserve Board determines to be so closely related to banking or managing or controlling banks as to be incidental to these operations.

     In general, any direct or indirect acquisition by First Shares of any voting shares of any bank that would result in First Shares' direct or indirect ownership or control of more than 5 percent of any class of voting shares of such bank, and any merger or consolidation of First Shares with another bank holding company, will require the prior written approval of the Federal Reserve Board under the BHCA. In acting on such applications, the Federal Reserve Board must consider various factors, including among others, the effect of the proposed transaction on competition in relevant geographic and product markets, the convenience and needs of the communities to be served and each party's financial condition, managerial resources and record of performance under the Community Reinvestment Act.

     The merger or consolidation of First Bank with another bank, or the acquisition by First Bank of assets of another bank, or the assumption of liability by First Bank to pay any deposits in another bank, will require the prior written approval of the primary federal bank regulatory agency of the acquiring or surviving bank under the federal Bank Merger Act. The approval decision is based upon a consideration of factors similar to those outlined above with respect to the BHCA. In addition, in certain cases, an application to, and the prior approval of, the Federal Reserve Board under the BHCA and/or the DFI under the Indiana Financial Institutions Act, may be required.

     Effective March 11, 2000, the Gramm-Leach-Bliley Act of 1999 permits a bank holding company to qualify as a "financial holding company" and, as a result, be permitted to engage in a broader range of activities that are "financial in nature" and in activities that are determined to be incidental or complementary to activities that are financial in nature. The Gramm-Leach-Bliley Act amends the BHCA to include a list of activities that are financial in nature, and the list includes activities such as underwriting of securities, dealing in and making a market in securities, insurance underwriting and agency activities, and merchant banking. The Federal Reserve Board is authorized to determine other activities that are financial in nature or incidental or complementary to such activities. The Gramm-Leach-Bliley Act also authorizes banks to engage, through financial subsidiaries, in certain of the activities permitted for financial holding companies. We have not elected to be treated as a "financial holding company" because, among other things, we have no present plans to engage in the broader range of activities permitted by the Gramm-Leach-Bliley Act.

     DIVIDENDS. First Shares is a corporation separate and distinct from First Bank. Most of First Shares' revenues will be received in the form of dividends or interest paid by First Bank. First Bank is subject to statutory restrictions on its ability to pay dividends. See, "- First Bank - Dividends." The Federal Reserve Board has issued a policy statement on the payment of cash dividends by bank holding companies. In the policy statement, the Federal Reserve Board expressed its view that a bank holding company should not pay cash dividends exceeding its net income or which could only be funded in ways that weakened the bank holding company's financial health, such as by borrowing. Additionally, the Federal Reserve Board possesses enforcement powers over bank holding companies and their non-bank subsidiaries to prevent or remedy actions that represent unsafe or unsound practices or violations of applicable statutes and regulations. Among these powers is the ability in appropriate cases to proscribe the payment of dividends by banks and bank holding companies. The Federal Reserve Board and the DFI possess similar enforcement powers over First Bank. It is also unlawful for any insured depository institution to pay a dividend at a time when it is in default of payment of any assessment to the FDIC. The "prompt corrective action" provisions of FDICIA impose further restrictions on the payment of dividends by insured banks which fail to meet specified capital levels and, in some cases, their parent bank holding companies.

     In addition to the restrictions on dividends imposed by the Federal Reserve Board, the Indiana Business Corporation Law imposes certain restrictions on the declaration and payment of dividends by Indiana corporations such as First Shares. See, "Dividend Policy."

     FEDERAL RESERVE BOARD RESTRICTIONS. At the direction of the Federal Reserve Board, First Shares agreed to certain restrictions in January, 2001. We have agreed that we will not do any of the following without the prior written consent of the Federal Reserve Board:

     -   Declare or pay any dividends;
     -   Incur any debt; or
     -   Purchase or redeem any outstanding stock.

We have no indication of when the Federal Reserve Board will permit First Shares to be released from these restrictions.

FIRST BANK

     GENERAL. First Bank is an Indiana banking corporation that is not a member of the Federal Reserve System. As a state-chartered, non-member bank, First Bank is subject to the examination, supervision, reporting and enforcement jurisdiction of the DFI, as the chartering authority for Indiana banks, and the FDIC, as the primary federal bank regulatory agency for state-chartered, non-member banks. First Bank's deposit accounts are insured up to $100,000 per depositor by the Bank Insurance Fund ("BIF") of the

FDIC, which has supervision, reporting and enforcement jurisdiction over BIF insured banks. These agencies, and federal and state law, extensively regulate various aspects of the banking business including, among other things:

     -   permissible types and amounts of loans
     -   investments and other activities
     -   capital adequacy
     -   branching
     -   interest rates on loans and on deposits
     -   the maintenance of non-interest bearing reserves on deposit accounts
     -   the safety and soundness of banking practices

     DEPOSIT INSURANCE. As an FDIC-insured institution, First Bank is required to pay deposit insurance premium assessments to the FDIC. Under FDICIA, the FDIC adopted a risk-based assessment system under which all insured depository institutions are placed into one of nine categories and assessed insurance premiums based upon their level of capital and supervisory evaluation. Institutions classified as well-capitalized (as defined by the FDIC) and not exhibiting financial, operational or compliance weaknesses pay the lowest premium. Institutions that are less than well-capitalized (as defined by the FDIC) and exhibit such weaknesses in a moderately severe to unsatisfactory degree pay the highest premium. Risk classification of all insured institutions is made by the FDIC for each semi-annual assessment period.

     The FDIC is required to establish semi-annual assessment rates so as to maintain the ratio of each deposit insurance fund to total estimated insured deposits at not less than 1.25%. Currently, the FDIC has established a schedule of BIF insurance assessments ranging from 0% of deposits for institutions in the highest category to .27% of deposits for institutions in the lowest category.

     The FDIC may terminate the deposit insurance of any insured depository institution if the FDIC determines, after a hearing, that the institution or its directors have engaged or are engaging in unsafe or unsound practices, or have violated any applicable law, regulation, order or any condition imposed in writing by, or written agreement with, the FDIC, or if the institution is in an unsafe or unsound condition to continue operations. The FDIC may also suspend deposit insurance temporarily during the hearing process for a permanent termination of insurance if the institution has no tangible capital.

     DIVIDENDS. As a banking corporation organized under Indiana law, First Bank is restricted as to the maximum amount of dividends it may pay to First Shares. Indiana law prohibits First Bank from declaring or paying dividends that would impair First Bank's capital or that would be greater than its undivided profits. In addition, the prior approval of the DFI is required for the payment of any dividend if the aggregate amount of all dividends paid by First Bank during a calendar year, including the proposed dividend, would exceed the sum of the retained net income of First Bank for the year to date and previous two years.

     The Federal Deposit Insurance Act (the "FDIA") generally prohibits a depository institution from making any capital distribution (including payment of a dividend) or paying any management fee to its holding company if the depository institution would thereafter be undercapitalized. The FDIC may prevent an insured bank from paying dividends if the bank is in default of payment of any assessment due to the FDIC. In addition, payment of dividends by a bank may be prevented by the applicable federal regulatory authority if the payment is determined, by reason of the financial condition of the bank, to be an unsafe and unsound banking practice. As described above, the Federal Reserve Board has issued a policy statement providing that bank holding companies and insured banks should generally only pay dividends out of current operating earnings.

     INSIDER TRANSACTIONS. First Bank is subject to certain federal and state statutory and regulatory restrictions on any extensions of credit to First Shares or any subsidiaries of First Shares, on investments in the stock or other securities of First Shares or any subsidiaries of First Shares, and on the acceptance of the stock or other securities of First Shares or any subsidiaries of First Shares as collateral for loans to any person. Certain limitations and reporting requirements are also placed on extensions of credit by First Bank to its directors and officers, to directors and officers of First Shares and any subsidiaries of First Shares, to principal shareholders of First Shares, and to "related interests" of such directors, officers and principal shareholders. In addition, this legislation and these regulations may affect the terms upon which any person who is a director or officer of First Shares or any of its subsidiaries or a principal shareholder of First Shares may obtain credit from banks with which First Bank maintains a correspondent relationship.

     CONSUMER BANKING. Our business includes making a variety of types of loans to individuals. In making these loans, we are subject to state usury and regulatory laws and to various federal statutes, such as the Equal Credit Opportunity Act, the Fair Credit Reporting Act, the Truth in Lending Act, the Real Estate Settlement Procedures Act and the Home Mortgage Disclosure Act, and the regulations promulgated thereunder, which prohibit discrimination, specify disclosures to be made to borrowers regarding credit and settlement costs and regulate our mortgage loan servicing activities, including the maintenance and operation of escrow accounts and the transfer of mortgage loan servicing. In receiving deposits, we are subject to extensive regulation under state and federal law and regulations, including the Truth in Savings Act, the Expedited Funds Availability Act, the Bank Secrecy Act, the Electronic Funds Transfer Act, and the FDIA. Violation of these laws could result in the imposition of significant damages and fines upon us and our directors and officers.

     MONETARY POLICIES. The commercial banking business is affected not only by general economic conditions but also by the monetary policies of the Federal Reserve Board. The instruments of monetary policy employed by the Federal Reserve Board include open market operations in United States Government securities, changes in the discount rate on member bank borrowing and changes in reserve requirements against deposits held by all federally insured banks. Federal Reserve Board monetary policies have had a significant effect on the operating results of commercial banks in the past and are expected to continue to do so in the future. In view of changing conditions in the national economy and in the money markets, as well as the effect of actions by monetary fiscal authorities, including the Federal Reserve Board, no prediction can be made as to possible future changes in interest rates, deposit levels, loan demand or our business and earnings.

     COMMUNITY REINVESTMENT ACT. Under the Community Reinvestment Act (the "CRA") and the implementing regulations, we have a continuing and affirmative obligation to help meet the credit needs of our local community, including low and moderate-income neighborhoods, consistent with the safe and sound operation of the institution. The CRA requires the board of directors of financial institutions, such as us, to adopt a CRA statement for each assessment area that, among other things, describes its efforts to help meet community credit needs and the specific types of credit that the institution is willing to extend. Our service area is currently designated as certain portions of Brown, Morgan and Johnson Counties in Indiana. Our board of directors is required to review the appropriateness of this delineation at least annually.

CAPITAL ADEQUACY REQUIREMENTS

     Both bank holding companies and banks are subject to regulatory capital requirements imposed by the Federal Reserve Board and the FDIC which vary based on differences in risk profiles. The capital adequacy guidelines issued by the Federal Reserve Board are applied on a bank-only basis until a bank and its holding company assets are $150,000,000. The FDIC's risk-based capital guidelines apply directly to insured state banks regardless of whether they are subsidiaries of a bank holding company. Both agencies' requirements, which are substantially similar, provide that banking organizations must have capital (as defined in the rules) equivalent to 8% of risk-weighted assets. The risk weights assigned to assets are based primarily on credit risks. Depending upon the riskiness of a particular asset, it is assigned to a risk category. For example, securities with an unconditional guarantee by the United States government are assigned to the lowest risk category. The aggregate amount of assets assigned to each risk category is multiplied by the risk weight assigned to that category to determine the weighted values, which are added together to determine total risk-weighted assets.

     Both the Federal Reserve Board and the FDIC have also adopted minimum capital leverage ratios to be used in tandem with the risk-based guidelines in assessing the overall capital adequacy of banks and bank holding companies. The guidelines define a two-tier capital framework. Tier 1 capital consists of common and qualifying preferred shareholder's equity, less goodwill and other adjustments. Tier 2 capital consists of mandatory convertible, subordinated, and other qualifying term debt, preferred stock not qualifying for Tier 1, hybrid debt instruments and a limited allowance for credit losses up to a designated percentage of risk-weighted assets. Under these guidelines, institutions must maintain a specified minimum ratio of "qualifying" capital to risk-weighted assets. At least 50% of an institution's qualifying capital must be "core" or "Tier 1" capital, and the balance may be "supplementary" or "Tier 2" capital. The guidelines imposed on the banks include a minimum leverage ratio standard of capital adequacy. The leverage standard requires top-rated institutions to maintain a minimum Tier 1 capital to assets ratio of 3%, with institutions receiving less than the highest rating required to maintain a ratio of 4% or greater, based upon their particular circumstances and risk profiles.

     Federal bank regulatory authorities have adopted regulations revising the risk-based capital guidelines to further ensure that the guidelines take adequate account of interest rate risk. Interest rate risk is the adverse effect that changes in market interest rates may have on a bank's financial condition and is inherent to the business of banking. Under the regulations, when evaluating a bank's capital adequacy, the revised capital standards now explicitly include a bank's exposure to declines in the economic value of its capital due to changes in interest rates. The exposure of a bank's economic value generally represents the change in the present value of its assets, less the change in the value of its liabilities, plus the change in the value of its interest rate off-balance sheet contracts.

     The FDIA establishes five capital categories, and the federal bank regulatory agencies, as directed by the FDIA, have adopted, subject to certain exceptions, the following minimum requirements for each of such categories:


                                                            TOTAL RISK-        TIER 1 RISK-
                                                               BASED               BASED
                                                           CAPITAL RATIO       CAPITAL RATIO      LEVERAGE RATIO
                                                           -------------       -------------      --------------
Well capitalized.....................................       10% or above        6% or above         5% or above

Adequately capitalized...............................       8% or above         4% or above         4% or above

Undercapitalized.....................................       Less than 8%        Less than 4%        Less than 4%

Significantly undercapitalized.......................       Less than 6%        Less than 3%        Less than 3%

Critically undercapitalized..........................            -                   -               A ratio of
                                                                                                  tangible equity
                                                                                                  to total assets
                                                                                                   of 2% or less

Subject to certain exceptions, these capital ratios are generally determined on the basis of Call Reports submitted by each depository institution and the reports of examination of the appropriate federal bank regulatory agency.

     The foregoing capital guidelines could affect First Shares and First Bank in several ways. If First Bank grows rapidly, its capital base may become insufficient to support continued growth, making an additional capital infusion necessary. The capital guidelines could also impact First Bank's ability to pay dividends. These problems have arisen in the past. See "--Special State and Federal Regulatory Restrictions" below. Rapid growth, poor loan portfolio performance or poor earnings performance, or a combination of these factors, could change First Bank's capital position in a relatively short period of time. Failure to meet these capital requirements would require First Bank to develop and file with the FDIC a plan describing the means and a schedule for achieving the minimum capital requirements. In addition, we would not be able to receive regulatory approval of any application that required consideration of capital adequacy, such as a branch or merger application, unless we could demonstrate a reasonable plan to meet the capital requirement within a reasonable period of time.

     As of June 30, 2002, First Bank had total Tier 1 capital of $12.8 million, or 9.41% of average total assets and a 12.52% ratio of total capital to total risk-weighted assets and met the criteria to be classified by the FDIC as "well capitalized." First Bank had agreed with the DFI and the FDIC that its ratio of Tier 1 capital to average total assets would be no less than 7.0% at December 31, 2001 and for certain prior periods, and First Bank notified both the DFI and the FDIC that its leverage ratio was 6.95% at December 31, 2001. As of January 31, 2002, First Bank's leverage capital ratio was 7.02%. Neither the DFI nor the FDIC have indicated any intentions of taking any regulatory action in response to the deficiency at December 31, 2001. Any action by the FDIC or the DFI may have an adverse impact on First Bank and First Shares.

GRAMM-LEACH-BLILEY ACT

     The Gramm-Leach-Bliley Act, previously known as the Financial Services Modernization Act of 1999, became effective on March 11, 2000. Among other things, the Gramm-Leach-Bliley Act repeals the restrictions on banks affiliating with securities firms contained in sections 20 and 32 of the Glass-Steagall Act. This act also creates a new "financial holding company" under the Bank Holding Company Act, which will permit holding companies to engage in a statutorily provided list of financial activities, including insurance and securities underwriting and agency activities, merchant banking, and insurance company portfolio investment activities, and authorizes such other financial activities as may be determined by rule or order of the Federal Reserve Board.

     In addition, the Gramm-Leach-Bliley Act imposes significant new financial privacy obligations and reporting requirements on all financial institutions, including banks. Among other things, it will require financial institutions (a) to establish privacy policies and disclose them to customers both at the commencement of a customer relationship and on an annual basis and (b) to permit customers to opt out of a financial institution's disclosure of financial information to nonaffiliated third parties. The Gramm-Leach-Bliley Act requires the federal financial regulators to promulgate regulations implementing these provisions within six months of enactment, and the statute's privacy requirements will take effect one year after enactment.

     The Gramm-Leach-Bliley Act is intended to grant to community banks certain powers as a matter of right that larger institutions have accumulated on an ad hoc basis. Nevertheless, this act may have the result of increasing the amount of competition that First Shares and First Bank face from larger institutions and other types of companies. In fact, it is not possible to predict the full effect that the Gramm-Leach-Bliley Act will have on the First Shares and First Bank.

LEGISLATIVE PROPOSALS

     New proposed legislation which could significantly affect First Shares and First Bank may be introduced from time to time. We cannot predict the future course of legislative proposals or their impact on First Shares and First Bank, should they be adopted.

SPECIAL STATE AND FEDERAL REGULATORY RESTRICTIONS

     During routine examinations of First Bank and First Shares in 2000 and 2001, the DFI, the Federal Reserve Board and the FDIC expressed concerns about our financial condition based primarily on the financial condition of First Bank. The deficiencies primarily resulted from our rapid loan and asset growth during periods when we were operating at a loss. As a result, the FDIC and the DFI required First Bank to submit an acceptable capital restoration plan outlining, among other things, how it would achieve and maintain a Tier I leverage capital ratio of 7% or better. First Bank submitted a capital restoration plan that was acceptable to both regulators. As part of its capital restoration plan, First Bank was required to submit monthly financial statements to the DFI, and to advise it, on a quarterly basis, as to its leverage capital ratio. The monthly financial statement requirement was released by the DFI in August of 2001 as First Bank's financial condition improved and it moved closer to a leverage capital ratio of 7%.

     Although at December 31, 2001, First Bank's leverage capital ratio was only 6.95%, it was 7.02% at January 31, 2002, and 7.10% at February 28, 2002. The DFI was notified of the short-fall at December 31, 2001, and neither the DFI nor the FDIC has indicated any intention of taking any action against First Bank because of this deficiency. Following the completion of our offering of subordinated debentures and mandatory stock purchase contracts in 2002, the DFI and the FDIC released First Bank from the 7% Tier I leverage capital ratio requirement.

     The Federal Reserve Board also recommended that First Shares adopt certain additional operating restrictions as a result of its consolidated financial condition at December 31, 2001. As a result, the board of directors of First Shares passed a resolution restricting First Shares from taking any of the following actions without the prior written consent of the Federal Reserve
Board: (1) declaring or paying any dividends, (2) incurring any additional non-ordinary course debts, or (3) purchasing or redeeming any of our outstanding common shares. The Federal Reserve Board has not given us any indication of when these restrictions may be lifted. See "Supervision and Regulation - First Shares
- Dividends."


                          DESCRIPTION OF CAPITAL STOCK

GENERAL

     All material provisions of the common stock are summarized in this prospectus. However, the following description of our capital stock is subject in all respects to applicable Indiana law and to the provisions of our amended articles of incorporation and amended bylaws.

     Our authorized capital stock consists of 10 million shares of common stock and 2 million shares of preferred stock. At June 30, 2002, there were 1,052,779 shares of common stock issued and outstanding and no shares of preferred stock issued and outstanding. Up to an additional 106,000 shares of common stock are issuable upon exercise of outstanding options granted under our stock option plans. See "Management--Executive Compensation -Benefit Plans and Arrangements." Our common shares are currently quoted and traded on the OTC Bulletin Board, but trades occur infrequently. We intend to apply to have our common shares listed on the NASDAQ SmallCap Market as soon as we satisfy all of the listing requirements. However, there can be no assurance that the common shares will be listed on the NASDAQ SmallCap Market in the foreseeable future or that a more liquid market will develop for the common shares even if such listing occurs.

COMMON STOCK

     Each holder of common stock is entitled to one vote per share of record on all matters to be voted upon by the shareholders. Holders will not have cumulative voting rights in the election of directors or any other matter. Subject to the preferential rights of the holders of any preferred stock that may at the time be outstanding, each share of common stock will entitle the holder thereof to an equal and ratable right to receive dividends when, if and as declared from time to time by the board of directors out of legally available funds. We do not anticipate paying cash dividends in the foreseeable future. See "Dividends."

     In the event of our liquidation, dissolution or winding up, the holders of common stock will be entitled to share ratably in all assets remaining after payments to creditors and after satisfaction of the liquidation preference, if any, of the holders of any preferred stock that may at the time be outstanding. Holders of common stock will have no preemptive or redemption rights and will not be subject to further calls or assessments. All of the shares of common stock to be issued and sold in the offering will be, immediately upon consummation of the offering, validly issued, fully paid and nonassessable.

PREFERRED STOCK

     The authorized preferred stock is available for issuance from time to time at the discretion of the board of directors without shareholder approval. The board of directors has the authority to prescribe for each series of preferred stock it establishes the number of shares in that series, the number of votes (if any) to which the shares in that series are entitled, the consideration for the shares in that series, and the designations, powers, preferences and other rights, qualifications, limitations or restrictions of the shares in that series. Depending upon the rights prescribed for a series of preferred stock, the issuance of preferred stock could have an adverse effect on the voting power of the holders of common stock and could adversely affect holders of common stock by delaying or preventing a change in control, making removal of our present management more difficult or imposing restrictions upon the payment of dividends and other distributions to the holders of common stock.

AUTHORIZED BUT UNISSUED SHARES

     Indiana law does not require shareholder approval for any issuance of authorized shares. Authorized but unissued shares may be used for a variety of corporate purposes, including future public or private offerings to raise additional capital or to facilitate corporate acquisitions. One of the effects of the existence of authorized but unissued shares may be to enable the board of directors to issue shares to persons friendly to current management, which issuance could render more difficult or discourage an attempt to obtain control of us by means of a merger, tender offer, proxy contest or otherwise, and thereby protect the continuity of our management and possibly deprive the shareholders of opportunities to sell their shares of common stock at prices higher than prevailing market prices.

CERTAIN PROVISIONS OF OUR ARTICLES OF INCORPORATION AND BYLAWS

     Certain provisions of our amended articles of incorporation and amended bylaws may delay or make more difficult unsolicited acquisitions or changes of control. Such provisions could have the effect of discouraging third parties from making proposals involving an unsolicited acquisition or change in control, although such proposals, if made, might be considered desirable by a majority of our shareholders. Such provisions may also have the effect of making it more difficult for third parties to cause the replacement of our current management without the concurrence of the board of directors. These provisions include:

     - the division of the Board of Directors into three classes serving "staggered" terms of office of three years (see "Management--Directors and Officers");

     - the availability of authorized but unissued shares of stock for issuance from time to time at the discretion of the board of directors (see "--Authorized But Unissued Shares");

     - provisions allowing the removal of directors only for cause and only upon a 70% shareholder vote taken at a meeting called for that purpose;

     - provisions requiring the participation of 70% of the voting power of the outstanding common stock in order for the shareholders to demand the calling of a special meeting of shareholders; and

     - requirements for advance notice for raising business or making nominations at shareholders' meetings.

     In addition, our amended articles of incorporation restrict our ability to enter into a business combination with a person that has owned or controlled, directly or indirectly, more than 10% of First Shares' voting shares for fewer than two years continuously. Such a person is defined as a "related person." A business combination with a related person is only permitted if (1) the related person is our wholly owned subsidiary, (2) certain fair price criteria are met,
(3) at least 70% of the "continuing directors" approve the combination or (4) the combination is approved by the holders of at least 70% of the voting shares of First Shares and by the holders of a majority of the voting shares of First Shares other than the shares owned or controlled, directly or indirectly, by the related person. A "continuing director" is defined as a director who is not associated with the related person and either was a director before the related person became a related person or is a successor of a continuing director whose succession was recommended by not less than 2/3rds of the continuing directors.

     Our amended bylaws establish an advance notice procedure with regard to business to be brought before an annual or special meeting of our shareholders and with regard to the nomination of candidates for election as directors, other than by or at the direction of the board of directors. Although our amended bylaws do not give the board of directors any power to approve or disapprove shareholder nominations for the election of directors or proposals for action, they may have the effect of precluding a contest for the election of directors or the consideration of shareholder proposals if the established procedures are not followed, and of discouraging or deterring a third party from conducting a solicitation of proxies to elect its own slate of directors or to approve its proposal without regard to whether consideration of such nominees or proposals might be harmful or beneficial to us and our shareholders.

CERTAIN PROVISIONS OF INDIANA LAW

     The Indiana Business Corporation Law (the "IBCL") applies to First Shares as an Indiana corporation. Under certain circumstances, the following provisions of the IBCL may delay, prevent or make more difficult unsolicited acquisition or changes of control. Such provisions also may have the effect of preventing changes in our management. It is possible that such provisions could make it more difficult to accomplish transactions which shareholders may otherwise deem to be in their best interests.

     CONTROL SHARE ACQUISITIONS. Under Sections 23-1-42-1 to 23-1-42-11 of the IBCL, an "acquiring person" who makes a "control share acquisition" in an "issuing public corporation" may not exercise voting rights on any "control shares" unless such voting rights are conferred by a majority vote of the disinterested shareholders of the issuing corporation at a special meeting of such shareholders held upon the request and at the expense of the acquiring person. In the event that control shares acquired in a control share acquisition are accorded full voting rights and the acquiring person acquires control shares with a majority or more of all voting power, all shareholders of the issuing corporation have dissenters' rights to receive the fair value of their shares.

     Under the IBCL, "control shares" means shares acquired by a person that, when added to all other shares of the issuing public corporation owned by that person or in respect to which that person may exercise or direct the exercise of voting power, would otherwise entitle that person to exercise voting power of the issuing public corporation in the election of directors within any of the following ranges (a) one-fifth or more but less than one-third; (b) one-third or more but less than a majority; or (c) a majority or more. "Control share acquisition" means, subject to certain exceptions, the acquisition, directly or indirectly, by any person of ownership of, or the power to direct the exercise of voting power with respect to, issued and outstanding control shares. Shares acquired within 90 days or under a plan to make a control share acquisition are considered to have been acquired in the same acquisition. "Issuing public corporation" means a corporation which is organized in Indiana, has 100 or more shareholders, its principal place of business, its principal office or substantial assets within Indiana and either (a) more than 10% of its shareholders resident in Indiana, (b) more than 10% of its shares owned by Indiana residents or (c) 10,000 shareholders resident in Indiana.

     The above provisions do not apply if, before a control share acquisition is made, the corporation's articles of incorporation or by-laws (including a board adopted by-law) provide that they do not apply. First Shares' amended articles of incorporation and amended bylaws do not exclude First Shares from the restrictions imposed by such provisions.

     CERTAIN BUSINESS COMBINATIONS. Sections 23-1-43-1 to 23-1-43-23 of the IBCL restrict the ability of a "resident domestic corporation" to engage in any combinations with an "interested shareholder" for five years after the interested shareholder's date of acquiring shares unless the combination or the purchase of shares by the interested shareholder on the interested shareholder's date of acquiring shares is approved by the board of directors of the resident domestic corporation before that date. If the combination was not previously approved, the interested shareholder may effect a combination after the five-year period only if such shareholder receives approval from a majority of the disinterested shares or the offer meets certain fair price criteria. For purposes of the above provisions, "resident domestic corporation" means an Indiana corporation that has 100 or more shareholders. "Interested shareholder" means any person, other than the resident domestic corporation or its subsidiaries, who is (1) the beneficial owner, directly or indirectly, of 10% or more of the voting power of the outstanding voting shares of the resident domestic corporation or (2) an affiliate or associate of the resident domestic corporation and at any time within the five-year period immediately before the date in question was the beneficial owner of 10% or more of the voting power of the then outstanding shares of the resident domestic corporation. The above provisions do not apply to corporations that so elect in an amendment to their articles of incorporation approved by a majority of the disinterested shares. Such an amendment, however, would not become effective until 18 months after its passage and would apply only to stock acquisitions occurring after its effective date. Our amended articles of incorporation do not exclude us from the restrictions imposed by such provisions.

     DIRECTORS' DUTIES AND LIABILITY. Under Section 23-1-35-1 of the IBCL, directors are required to discharge their duties: (a) in good faith; (b) with the care an ordinarily prudent person in a like position would exercise under similar circumstances; and (c) in a manner the directors reasonably believe to be in the best interests of First Shares. However, the IBCL also provides that a director is not liable for any action taken as a director, or any failure to act, unless the director has breached or failed to perform the duties of the director's office and the action or failure to act constitutes willful misconduct or recklessness. The exoneration from liability under the IBCL does not affect the liability of directors for violations of the federal securities laws.

     Section 23-1-35-1 of the IBCL also provides that a board of directors, in discharging its duties, may consider, in its discretion, both the long-term and short-term best interests of the corporation, taking into account, and weighing as the directors deem appropriate, the effects of an action on the corporation's shareholders, employees, suppliers and customers and the communities in which offices or other facilities of the corporation are located and any other factors the directors consider pertinent. If a determination is made with the approval of a majority of the disinterested directors of the board, that determination is conclusively presumed to be valid unless it can be demonstrated that the determination was not made in good faith after reasonable investigation. Once the board has determined that the proposed action is not in the best interests of the corporation, it has no duty to remove any barriers to the success of the action, including a rights plan. Section 23-1-35-1 specifically provides that certain judicial decisions in Delaware and other jurisdictions, which might be looked upon for guidance in interpreting Indiana law, including decisions that propose a higher or different degree of scrutiny in response to a proposed acquisition of the corporation, are inconsistent with the proper application of that section.

INDEMNIFICATION OF DIRECTORS AND OFFICERS

     Our amended articles of incorporation provide that, to the extent not inconsistent with applicable law, we shall indemnify each of our directors, officers, employees and agents against all liability and reasonable expense that may be incurred by him or her in connection with or resulting from any claim in which he or she may become involved by reason of the fact that he or she is or was a director, officer, employee or agent of First Shares or by reason of any action taken or not taken by him or her in any such capacity, if such person is wholly successful with respect to the claim or, if not wholly successful, then if such person is determined to have acted in good faith, in what he or she reasonably believed to be our best interests (or at least not opposed to our best interests) and, in addition, with respect to a criminal claim, is determined to have had reasonable cause to believe that his or her conduct was lawful or had no reasonable cause to believe that his or her conduct was unlawful.

     FDIC regulations impose limitations on indemnification payments which could restrict, in certain circumstances, payments by First Shares or First Bank to their respective directors or officers otherwise permitted or required under the IBCL or First Shares' amended articles of incorporation.

     Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to our directors, officers and controlling persons under the provisions discussed above or otherwise, we have been advised that, in the opinion of the SEC, such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable.

REGISTRAR AND TRANSFER AGENT

     The registrar and transfer agent for our common stock is Registrar and Transfer Company, Cranford, New Jersey.

                              PLAN OF DISTRIBUTION

     This prospectus relates to the offer and sale from time to time of shares of common stock by persons who have received them without registration. We have registered these shares for sale to provide The Hershell and Pauline Baker Family Trust, as the named selling shareholder, and possibly other persons who receive such shares from the Trust without registration, with freely tradeable securities, but registration of such shares does not necessarily mean that all or any of such shares will be sold. We have not and will not receive any proceeds from the offering by the selling shareholder.

     As used in this prospectus, "selling shareholder" includes donees and pledgees selling shares received from the Trust after the date of this prospectus. It also includes any beneficiary of the Trust to whom shares are distributed after the date of this prospectus.

     We, and the Trust as selling shareholder, have entered into an agency agreement with David A. Noyes & Company to act as the sales agent for this offering. The sales agent has agreed to use its best efforts to sell 120,000 shares of our common stock to the public on behalf of the selling shareholder. As a result, the sales agent will sell the securities on behalf of the selling shareholder but will not purchase any of the securities for resale to the public.

     The selling shareholder has agreed to pay the sales agent a commission of 10.0% of the total proceeds from the sale of the shares. The maximum gross proceeds from the offering will be $1,050,000, and therefore, the maximum commission payable to the sales agent will be $105,000, in this offering. The selling shareholder will also pay the sales agent's and our expenses in the offering. The sales agent may sell shares through other dealers who are members of the National Association of Securities Dealers, Inc. The selected dealers will receive a maximum selling commission of 4.0% on the securities sold by them. These commissions will be paid by the sales agent from its fee, and not in addition to its fee.

     The sales agent has informed us that it does not intend to make sales to any accounts over which it exercises discretionary authority.

     The sales agent has the right to terminate the agency agreement under some circumstances. For example, the sales agent can terminate the agency agreement if the sales agent believes that there is not a favorable public market for the sale of the securities. If the sales agent terminates the agency agreement, or if the agency agreement expires by its terms, the selling shareholder may sell the shares from time to time in one or more types of transactions (which may include block transactions) in the over-the-counter market, in negotiated transactions, through put or call options transactions relating to the shares, through short sales of shares, or a combination of such methods of sale, at market prices prevailing at the time of sale, or at negotiated prices. Such transactions may or may not involve the sales agent or other brokers or dealers. In such circumstances, we will file, if required, either a supplement to this prospectus pursuant to Rule 424(b) under the Securities Act or a post-effective amendment disclosing the facts material to the transaction. In addition, if we are notified by the selling shareholder that a donee or pledgee not named in this prospectus (as amended or supplemented) intends to sell more than 500 shares of common stock, a supplement to this prospectus will be filed if required. The selling shareholder has advised us that it does not currently have arrangements with any other broker/dealers.

     The selling shareholder also may resell all or a portion of its shares in open market transactions in reliance upon Rule 144 under the Securities Act, provided it meets the criteria and conforms to the requirements of that rule.

     The selling shareholder and any broker-dealers that act in connection with the sale of common stock (including the sales agent) might be deemed to be "underwriters" within the meaning of Section 2(11) of the Securities Act, and any commissions received by such broker-dealers and any profit on the resale of the shares of common stock sold by them while acting as principals might be deemed to be underwriting discounts or commissions under the Securities Act. Because the selling shareholder may be deemed to be an "underwriter" within the meaning of Section 2(11) of the Securities Act, the selling shareholder will be subject to the prospectus delivery requirements of the Securities Act.

     The agency agreement provides for reciprocal indemnification or contribution among the selling shareholder, us and the sales agent for certain liabilities in connection with this offering, including liabilities under the securities laws. The SEC has advised us that it believes that such indemnification is against public policy and may be unenforceable.

     The proceeds the selling shareholder will receive as shown on the cover page of this prospectus do not reflect estimated expenses expected to be no more than $50,000 and payable by the selling shareholder. These expenses are estimated to include printing expenses of $3,000, SEC registration expenses of $100, NASD fees of $600, professional fees of $44,000, blue sky fees and expenses of $2,000, and miscellaneous expenses of $300.

     Our common stock is traded in the over-the-counter market and is quoted on the Nasdaq over-the-counter bulletin board. The sales agent currently makes a market in our common stock, although it is not obligated to continue to do so. Making a market in securities involves maintaining bid and ask quotations and being able, as principal, to effect transactions in reasonable quantities at those quoted prices, subject to various securities laws and other regulatory requirements. The existence of a public trading market depends, however, upon the existence of willing buyers and sellers, the presence of which is not within our control or the control of any market-maker. The sales agent may discontinue market-making at any time without notice. At present, our common stock trades infrequently, and we cannot assure you that the trading market for the common stock offered in this prospectus will be liquid.

     We have informed the selling shareholder that the anti-manipulative provisions of Regulation M promulgated under the Securities Exchange Act of 1934 may apply to its sales in the market. Regulation M prohibits, with certain exceptions, any selling broker-dealer or agent and any "affiliated purchasers" from bidding for or purchasing any security that is the subject of a distribution until his participation in that distribution is completed. In addition, Regulation M under the Exchange Act prohibits certain "stabilizing bids" or "stabilizing purchases" for the purpose of pegging, fixing or stabilizing the price of common stock in connection with an offering.

     Other than in the United States, no action has been taken by us that would permit a public offering of the common stock in any jurisdiction where action for that purpose is required. The shares included in this offering may not be offered or sold, directly or indirectly, nor may this prospectus or any other offering material or advertisement in connection with the offer and sale of any of the securities be distributed or published in any jurisdiction, except under circumstances that will result in compliance with the applicable rules and regulations of that jurisdiction. Persons who receive this prospectus are advised to inform themselves about and to observe any restrictions relating to the offering of the shares and the distribution of this prospectus. This prospectus is not an offer to sell or a solicitation of an offer to buy any shares included in this offering in any jurisdiction where that would not be permitted or legal.

     David A. Noyes & Company from time to time provides investment banking and financial advisory services to us for which it receives customary fees. In addition, we are party to a consulting agreement with David A. Noyes & Company that became effective in 2002. Under the consulting agreement, David A. Noyes & Company will provide general advisory services to us upon our request. The consulting agreement is for a term of one year, with two automatic one-year renewal terms.

                    WHERE YOU CAN FIND ADDITIONAL INFORMATION

     We have filed with the SEC a registration statement on Form SB-2 under the Securities Act with respect to the securities sold in this offering. This prospectus does not contain all of the information set forth in the registration statement. For further information with respect to us, reference is made to the registration statement and the exhibits and schedules filed as a part thereof. You should read the entire registration statement, and the exhibits and schedules thereto, for a more complete description of us and our business.

     We file quarterly and annual reports, proxy statements and certain other documents with the SEC. Any document we file with the SEC may be read and copied at the SEC's Public Reference Room located at 450 Fifth Street N.W., Washington DC 20549. Please call the Commission at 1-800-SEC-0330 for further information about the public reference room. Our filings with the SEC are also available to the public from the SEC's website at http://www.sec.gov.

                                  LEGAL MATTERS

     Leagre Chandler & Millard LLP, Indianapolis, Indiana, will pass upon the legality of the securities offered by this prospectus. Foley, Foley & Peden, Martinsville, Indiana, will pass upon certain matters for the selling shareholder. Ralph M. Foley, one of our directors, is a partner in Foley, Foley & Peden. Certain other legal matters in connection with this offering will be passed upon for the sales agent by Bose McKinney & Evans LLP, Indianapolis, Indiana. R. J. McConnell, one of our directors, is a partner in Bose McKinney & Evans LLP. Bose McKinney & Evans LLP has acted as counsel to us on matters unrelated to this offering.

                                     EXPERTS

     The audited consolidated financial statements of First Shares Bancorp, Inc. and First Bank as of December 31, 2001 and 2000 and for each of the three years in the period ended December 31, 2001, included in this prospectus, have been audited by Crowe, Chizek and Company LLP, independent public accountants, as indicated in their reports with respect thereto and included herein in reliance upon the authority of said firm as experts in giving said reports.

                          INDEX TO FINANCIAL STATEMENTS

                                                                                                     PAGE
Three Years Ended December 31, 2001
Report of Independent Auditors........................................................................F-2
Consolidated Balance Sheets, December 31, 2001 and December 31, 2000..................................F-3
Consolidated Statements of Operations for the three-year period ended December 31, 2001...............F-4
Consolidated Statements of Changes in Shareholders' Equity for the three-year period ended December 31, 2001..........................................................................F-5
Consolidated Statements of Cash Flows for the three year period ended December 31, 2001...............F-6
Notes to Consolidated Financial Statements............................................................F-7

Six Months Ended June 30, 2002
Consolidated Balance Sheets, June 30, 2002 (unaudited) and December 31, 2001.........................F-21
Consolidated Statements of Income and Comprehensive Income for the six-month periods ended June 30, 2002 and 2001 (unaudited)........................................................F-22
Consolidated Statements of Cash Flows for the six-month periods ended June 30, 2002 and 2001 (unaudited)............................................................................F-23
Notes to Consolidated Financial Statements (unaudited)...............................................F-24

                         REPORT OF INDEPENDENT AUDITORS



Board of Directors and Shareholders
First Shares Bancorp, Inc.
Greenwood, Indiana


We have audited the accompanying consolidated balance sheets of First Shares Bancorp, Inc. as of December 31, 2001 and 2000, and the related consolidated statements of operations, changes in shareholders' equity, and cash flows for each of the three years in the period ended December 31, 2001. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of First Shares Bancorp, Inc. as of December 31, 2001 and 2000, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2001 in conformity with accounting principles generally accepted in the United States of America.



                                    Crowe, Chizek and Company LLP

Indianapolis, Indiana
January 9, 2002, except for Note 17
  with respect to the proposed public
  offering, as to which the date is
  March 27, 2002.

                           FIRST SHARES BANCORP, INC.
                           CONSOLIDATED BALANCE SHEETS
                           DECEMBER 31, 2001 AND 2000
              (DOLLAR AMOUNTS IN THOUSANDS, EXCEPT PER SHARE DATA)

--------------------------------------------------------------------------------

                                     ASSETS
                                                                         2001           2000
                                                                         ----           ----
Cash and due from banks                                               $   5,227      $   3,394
Federal funds sold and other                                              1,081              -
                                                                      ---------      ---------
   Cash and cash equivalents                                              6,308          3,394
Securities available for sale                                            22,881         15,772
Securities held to maturity (fair value of
  $277 in 2001 and 2000)                                                    275            276
FHLB stock, at cost                                                         670            670
Loans held for sale                                                       2,759            494
Loans, net of allowance ($1,148 and $910)                                89,808         80,499
Premises and equipment, net                                               2,072          2,091
Intangible assets, net                                                      119            163
Cash surrender value of life insurance                                    2,293          2,189
Accrued interest receivable and other assets                                928            888
                                                                      ---------      ---------

                                                                      $ 128,113      $ 106,436
                                                                      =========      =========


                      LIABILITIES AND SHAREHOLDERS' EQUITY
Liabilities
     Noninterest-bearing deposits                                     $  11,253      $  10,177
     Interest-bearing deposits                                          100,122         80,531
                                                                      ---------      ---------
         Total deposits                                                 111,375         90,708
     Federal Home Loan Bank advances                                      3,000          4,300
     Federal funds purchased                                                  -          2,600
     Repurchase agreements                                                4,211              -
     Note payable                                                         1,780          1,750
     Accrued interest payable and other liabilities                         484            479
                                                                      ---------      ---------
                                                                        120,850         99,837

Shareholders' equity
     Common stock, $.01 par value: 10,000,000 shares authorized,
       1,052,779 shares issued                                               11             11
     Additional paid in capital                                           4,674          4,674
     Retained earnings                                                    2,583          1,891
     Accumulated other comprehensive income/(loss)                           (5)            23
                                                                      ---------      ---------
                                                                          7,263          6,599
                                                                      ---------      ---------

                                                                      $ 128,113      $ 106,436
                                                                      =========      =========



                             See accompanying notes.

                           FIRST SHARES BANCORP, INC.
                      CONSOLIDATED STATEMENTS OF OPERATIONS
                  YEARS ENDED DECEMBER 31, 2001, 2000 AND 1999
              (DOLLAR AMOUNTS IN THOUSANDS, EXCEPT PER SHARE DATA)

--------------------------------------------------------------------------------

                                                             2001        2000         1999
                                                             ----        ----         ----
Interest income
    Loans, including related fees                          $ 7,755     $ 6,353      $ 3,157
    Taxable securities                                       1,313       1,105          555
    Nontaxable securities                                       41          51           77
    Other                                                       55          87          122
                                                           -------     -------      -------
                                                             9,164       7,596        3,911
Interest expense
    Deposits                                                 4,456       3,936        1,785
    Other                                                      348         399           32
                                                           -------
                                                             4,804       4,335        1,817
                                                           -------     -------      -------

NET INTEREST INCOME                                          4,360       3,261        2,094

Provision for loan losses                                      331         417          280
                                                           -------     -------      -------

NET INTEREST INCOME AFTER PROVISION FOR LOAN LOSSES          4,029       2,844        1,814

Noninterest income
    Service charges on deposit accounts                        317         187          128
    Gain on sale of loans                                      451         143            8
    Increase in cash surrender value of life insurance         117          93           27
    Net gain on sale of securities                              63           -            -
    Other                                                      154          83           35
                                                           -------     -------      -------
                                                             1,102         506          198
Noninterest expenses
    Salaries and employee benefits                           2,559       2,334        1,615
    Occupancy                                                  355         362          151
    Equipment and data processing                              378         384          253
    Core deposit amortization                                   44          44           44
    Postage, freight and express                                88          67           44
    Advertising                                                 87         125          117
    Stationery and office supplies                              79          93           57
    Telephone                                                  117         123           64
    Committee and director fees                                 44          45           46
    Other                                                      688         631          303
                                                           -------     -------      -------
                                                             4,439       4,208        2,694
                                                           -------     -------      -------

INCOME (LOSS) BEFORE INCOME TAXES                              692        (858)        (682)

Income tax benefit                                               -           -          (73)
                                                           -------     -------      -------

NET INCOME (LOSS)                                          $   692     $  (858)     $  (609)
                                                           =======     =======      =======

Earnings/(loss) per share:
    Basic                                                  $  0.66     $ (1.08)     $  (.97)
    Diluted                                                   0.65       (1.08)        (.97)



                             See accompanying notes.

                           FIRST SHARES BANCORP, INC.
           CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY
                  YEARS ENDED DECEMBER 31, 2001, 2000 AND 1999
              (DOLLAR AMOUNTS IN THOUSANDS, EXCEPT PER SHARE DATA)

--------------------------------------------------------------------------------

                                                                                  Accumulated
                                                  Additional                         Other                            Total
                                     Common         Paid-in         Retained     Comprehensive       Treasury     Shareholders'
                                     Stock          Capital         Earnings     Income (Loss)         Stock         Equity
                                     -----          -------         --------     -------------         -----         ------
BALANCE AT JANUARY 1, 1999          $     6         $ 1,089         $ 3,447         $    27             (84)        $ 4,485

Comprehensive loss:
    Net loss                              -               -            (609)              -               -            (609)
    Changes in unrealized
      gain/(loss)                         -               -               -            (174)              -            (174)
                                                                                                                    -------
       Total comprehensive
         loss                                                                                                          (783)
Cash dividends
     ($.13 per share)                     -               -             (89)              -               -             (89)
Proceeds from sale of stock
    (121,830 shares at
      $8.19 per share)                    1             996               -               -               -             997
Purchase of treasury stock
     (2,898 shares)                       -               -               -               -             (23)            (23)
Retirement of treasury
     stock                                -            (107)              -               -             107               -
Stock options outstanding                 -              10               -               -               -              10
                                    -------         -------         -------         -------         -------         -------

BALANCE AT DECEMBER 31, 1999              7           1,988           2,749            (147)              -           4,597

Comprehensive loss:
    Net loss                              -               -            (858)              -               -            (858)
    Change in unrealized
      gain/(loss)                         -               -               -             170               -             170
                                                                                                                    -------
       Total comprehensive
          loss                            -               -               -               -               -            (688)
Proceeds from sale of stock
     (388,267 shares at
      $8.50 per share)                    4           2,686               -               -               -           2,690
                                    -------         -------         -------         -------         -------         -------

BALANCE AT DECEMBER 31, 2000             11           4,674           1,891              23               -           6,599

Comprehensive income:
    Net income                            -               -             692               -               -             692
    Change in unrealized
      gain/(loss)                         -               -               -             (28)              -             (28)
                                                                                                                    -------
       Total comprehensive
          income                          -               -               -               -               -             664
                                    -------         -------         -------         -------         -------         -------

BALANCE AT DECEMBER 31, 2001        $    11         $ 4,674         $ 2,583         $     5             $ -         $ 7,263
                                    =======         =======         =======         =======         =======         =======

                             See accompanying notes.

                           FIRST SHARES BANCORP, INC.
                      CONSOLIDATED STATEMENTS OF CASH FLOWS
                  YEARS ENDED DECEMBER 31, 2001, 2000 AND 1999
                          (DOLLAR AMOUNTS IN THOUSANDS)

--------------------------------------------------------------------------------

                                                                     2001          2000          1999
                                                                     ----          ----          ----
CASH FLOWS FROM OPERATING ACTIVITIES
    Net income (loss)                                              $    692      $   (858)     $   (609)
    Adjustments to reconcile net income (loss)
      to net cash from operating activities:
       Depreciation and amortization                                    295           311           171
       Provision for loan losses                                        331           417           280
       Stock option compensation expense                                  -             -            10
       Discount (accretion) and premium amortization                      4            (3)           13
       Amortization of intangible asset                                  44            43            44
       Net realized loss on disposal of fixed assets                      -            25             -
       Net realized (gain) loss on sale of securities                   (63)            -             -
       Changes in assets and liabilities:
          Loans held for sale                                        (2,265)          107          (601)
          Interest receivable and other assets                          (40)         (425)           85
          Interest payable and other liabilities                         24            82           126
                                                                   --------      --------      --------
              Net cash from operating activities                       (978)         (301)         (481)

CASH FLOWS FROM INVESTING ACTIVITIES
    Proceeds from sales, maturities and paydowns of securities
      available for sale                                             23,734        18,050         5,941
    Proceeds from maturities of securities held to maturity               -           343           715
    Purchases of securities available for sale                      (30,830)      (16,665)      (14,579)
    Purchase of Federal Home Loan Bank stock                              -          (541)           (3)
    Loans made to customers net of payments received                 (9,640)      (35,920)      (18,971)
    Premises and equipment purchases                                   (276)         (731)       (1,212)
    Purchase of life insurance                                            -        (1,751)            -
    Increase on cash surrender value of life insurance                 (104)            -             -
                                                                   --------      --------      --------
       Net cash from investing activities                           (17,116)      (37,215)      (28,109)

CASH FLOWS FROM FINANCING ACTIVITIES
    Change in deposit accounts                                       20,667        27,721        24,880
    Change in repurchase agreements                                   4,211             -             -
    Proceeds from Federal Home Loan Bank advances                     2,000         3,500         2,300
    Payments on Federal Home Loan Bank advance                       (3,300)            -        (1,500)
    Dividends paid                                                        -             -           (89)
    Sale of common stock                                                  -         2,690           997
    Net purchase/reissue of treasury stock                                -             -           (23)
    Change in federal funds purchased                                (2,600)        2,600             -
    Draws on note payable                                                30         1,750             -
                                                                   --------      --------      --------
       Net cash from financing activities                            21,008        38,261        26,565
                                                                   --------      --------      --------
Net change in cash and cash equivalents                               2,914           745        (2,025)
Cash and cash equivalents at beginning of year                        3,394         2,649         4,674
                                                                   --------      --------      --------

CASH AND CASH EQUIVALENTS AT END OF YEAR                           $  6,308      $  3,394      $  2,649
                                                                   ========      ========      ========

Supplemental disclosures of cash flow information
    Cash paid during the year for:
       Interest                                                    $  4,814      $  4,289      $  1,724
       Income taxes paid/(received)                                       -          (128)           34


                             See accompanying notes.

                           FIRST SHARES BANCORP, INC.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                           DECEMBER 31, 2001 AND 2000
              (DOLLAR AMOUNTS IN THOUSANDS, EXCEPT PER SHARE DATA)

--------------------------------------------------------------------------------


NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES


    NATURE OF OPERATIONS AND PRINCIPLES OF CONSOLIDATION: The accompanying consolidated financial statements include the accounts of First Shares Bancorp, Inc. (the "Company") and its wholly-owned subsidiary, First Bank (the "Bank"). Intercompany balances and transactions are eliminated in consolidation. The Bank operates from six locations which generate commercial, mortgage and installment loans, and receive deposits from customers located primarily in Johnson, Morgan and Brown Counties of Indiana. The majority of the Bank's income is derived from commercial and retail lending activities and investments. The majority of the Bank's loans are secured by specific items of collateral including business assets, real property and consumer assets.

    USE OF ESTIMATES: To prepare financial statements in conformity with accounting principles generally accepted in the United States of America, management makes estimates and assumptions based on available information. These estimates and assumptions affect the amounts reported in the financial statements and the disclosures provided, and future results could differ. The allowance for loan losses and the fair values of financial instruments are particularly subject to change.

    SECURITIES: Securities are classified as held to maturity and carried at amortized cost when management has the positive intent and ability to hold them to maturity. Securities are classified as available for sale when they might be sold before maturity. Securities available for sale are carried at fair value, with unrealized holding gains and losses reported in other comprehensive income
(loss). Other securities such as Federal Home Loan Bank stock are carried at cost. Interest and dividend income, adjusted by amortization of purchase premium or discount, is included in earnings. Gains and losses on sales are based on the amortized cost of the security sold. Securities are written down to fair value when a decline in fair value is not temporary.

    LOANS: Loans that management has the intent and ability to hold for the foreseeable future or until maturity or payoff are reported at the principal balance outstanding, net of unearned interest, deferred loan fees and costs, and an allowance for loan losses. Loans held for sale are reported at the lower of cost or market, on an aggregate basis. Interest income is reported on the interest method and includes amortization of net deferred loan fees and costs over the loan term.

    Interest income is not reported when full loan repayment is in doubt, typically when payments are past due over 90 days. Payments received on such loans are reported as principal reductions.

    ALLOWANCE FOR LOAN LOSSES: The allowance for loan losses is a valuation allowance for probable incurred credit losses, increased by the provision for loan losses and decreased by charge-offs less recoveries. Management estimates the allowance balance required based on past loan loss experience, known and inherent risks in the portfolio, information about specific borrower situations and estimated collateral values, economic conditions, and other factors. Allocations of the allowance may be made for specific loans, but the entire allowance is available for any loan that, in management's judgment, should be charged-off. Loan losses are charged against the allowance when management believes the uncollectibility of the loan is confirmed.

    A loan is impaired when full payment under the loan terms is not expected. Impairment is evaluated in total for smaller-balance loans of similar nature such as residential mortgage, consumer loans, and on an individual loan basis for other loans. If a loan is impaired, a portion of the allowance is allocated so that the loan is reported, net, at the present value of estimated future cash flows using the loan's existing rate or at the fair value of collateral if repayment is expected solely from collateral.

                           FIRST SHARES BANCORP, INC.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                           DECEMBER 31, 2001 AND 2000
              (DOLLAR AMOUNTS IN THOUSANDS, EXCEPT PER SHARE DATA)

--------------------------------------------------------------------------------


NOTE 1 - CONTINUED

     PREMISES AND EQUIPMENT: Asset cost is reported net of accumulated depreciation. Depreciation expense is calculated on the straight-line method over asset useful lives.

    LONG-TERM ASSETS: These assets are reviewed for impairment when events indicate their carrying amount may not be recoverable from future undiscounted cash flows. If impaired, the assets are recorded at discounted amounts.

    INCOME TAXES: Income tax expense is the sum of the current year income tax due or refundable and the change in deferred tax assets and liabilities. Deferred tax assets and liabilities are the expected future tax consequences of temporary differences between the carrying amounts and tax basis of assets and liabilities, computed using enacted tax rates. A valuation allowance, if needed, reduces deferred tax assets to the amount expected to be realized.

    LOSS CONTINGENCIES: Loss contingencies, including claims and legal actions arising in the ordinary course of business, are recorded as liabilities when the likelihood of loss is probable and an amount or range of loss can be reasonably estimated. Management does not believe there now are such matters that will have a material effect on the financial statements.

    INTANGIBLE ASSETS: Intangible assets consist entirely of a core deposit intangible from a 1995 branch acquisition which is being amortized over its estimated 10 year life.

    CASH FLOWS: Cash and cash equivalents include cash, deposits with other financial institutions under 90 days, and federal funds sold. Net cash flows are reported for customer loan and deposit transactions.

    STOCK COMPENSATION: Expense for employee compensation under stock option plans is reported when options are granted below market price at grant date. In addition, pro forma disclosures of net income and earnings per share are shown using the fair value method to measure expense for options granted, using an option pricing method to estimate fair value.

    EARNINGS PER SHARE: Earnings per share is based on weighted-average common shares outstanding. Diluted earnings per share includes the dilutive effect of additional potential shares issuable under outstanding options. Earnings and dividends per share, and other financial information, are restated for all stock splits and dividends through the date of issue of the financial statements.

    EQUITY TRANSACTIONS: On January 21, 2000, the Company declared a 6:1 stock split. On February 11, 2000, the shareholders approved a change in authorized shares to 10,000,000 and set a par value at $.01 per share. In June 2000, the Company initiated its first public offering of common shares, issuing 388,267 shares at $8.50 per share, raising gross proceeds $3,300 and net proceeds of $2,690 after $610 of expenses.

    COMPREHENSIVE INCOME (LOSS): Comprehensive income consists of net income
(loss) and other comprehensive income (loss). Other comprehensive income (loss) includes unrealized gains and losses on securities available for sale which are also recognized as a separate component of equity.

    FAIR VALUE OF FINANCIAL INSTRUMENTS: Fair values of financial instruments are estimated using relevant market information and other assumptions, as more fully disclosed in a separate note. Fair value estimates involve uncertainties and matters of significant judgment regarding interest rates, credit risk, prepayments, and other factors, especially in the absence of broad markets for particular items. Changes in assumptions or in market conditions could significantly affect the estimates.

    DIVIDEND RESTRICTION: Banking regulations require the maintenance of certain capital levels that may limit the amount of dividends which may be paid by the Bank to the Company or by the Company to its shareholders.

                           FIRST SHARES BANCORP, INC.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                           DECEMBER 31, 2001 AND 2000
              (DOLLAR AMOUNTS IN THOUSANDS, EXCEPT PER SHARE DATA)

--------------------------------------------------------------------------------


NOTE 1 - CONTINUED

    OPERATING SEGMENT: While the Company's chief decision-makers monitor the revenue streams of the various Company products and services, the identifiable segments are not material and operations are managed and financial performance is evaluated on a Company-wide basis. Accordingly, all of the Company's financial service operations are considered by management to be aggregated in one reportable operating segment.

     REPURCHASE AGREEMENTS: Substantially all repurchase agreement liabilities represent amounts advanced by various customers. Securities are pledged to cover these liabilities, which are not covered by federal deposit insurance.

     FINANCIAL INSTRUMENTS: Financial instruments include off-balance sheet credit instruments, such as commitments to make loans and standby letters of credit, issued to meet customer financing needs. The face amount for these items represent the exposure to loss, before considering customer collateral or ability to repay. Such financial instruments are recorded when they are funded.

    NEW ACCOUNTING PRONOUNCEMENTS: A new accounting standard requires all business combinations to be recorded using the purchase method of accounting for any transaction initiated after June 30, 2001. Under the purchase method, all identifiable tangible and intangible assets and liabilities of the acquired company must be recorded at fair value at date of acquisition, and the excess of cost over fair value of net assets acquired is recorded as goodwill. Identifiable intangible assets must be separated from goodwill. Identifiable intangible assets with finite useful lives will be amortized under the new standard, whereas goodwill, both amounts previously recorded and future amounts purchased, will cease being amortized starting in 2002. Annual impairment testing will be required for goodwill with impairment being recorded if the carrying amount of goodwill exceeds its implied fair value. Adoption of this standard on January 1, 2002 will not have a material effect on the Company's financial statements.

NOTE 2 - SECURITIES

    The fair values of securities available for sale and the related gains and losses recognized in accumulated other comprehensive income (loss) were as follows at December 31:

                           FIRST SHARES BANCORP, INC.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                           DECEMBER 31, 2001 AND 2000
              (DOLLAR AMOUNTS IN THOUSANDS, EXCEPT PER SHARE DATA)

--------------------------------------------------------------------------------


NOTE 2 - CONTINUED

                                                                                        Gross          Gross
                                                                          Fair       Unrealized      Unrealized
                                                                          Value         Gains          Losses
                                                                         -------      ---------       --------
2001
     U.S. Treasury and government
       agency securities                                                 $12,547         $  156        $  (112)
     Obligations of states and
       political subdivisions                                                616              -            (11)
     Other securities                                                      1,792              6            (14)
     Mortgage backed securities                                            7,926             37            (72)
                                                                         -------         ------         ------
                                                                         $22,881         $  199         $ (209)
                                                                         =======         ======         ======

2000
     U.S. Treasury and government
       agency securities                                                 $12,974            $71         $  (14)
     Obligations of states and
       political subdivisions                                                721              -            (18)
     Other securities                                                      1,477             18            (15)
     Mortgage backed securities                                              600              -             (4)
                                                                            ----             --            ---
                                                                         $15,772         $   89         $  (51)
                                                                         =======         ======         ======

The carrying amount, unrecognized gains and losses and fair value of securities held to maturity were as follows:

                                                                          Gross            Gross
                                                        Carrying      Unrecognized     Unrecognized        Fair
                                                          Value           Gains           Losses           Value
                                                          -----           -----           ------           -----
2001
Obligations of states and
  political subdivisions                                  $275           $    2          $     -            $277
                                                          ====           ======          =======            ====

2000
Obligations of states and
  political subdivisions                                  $276           $    1          $     -            $277
                                                          ====           ======          =======            ====

    The carrying value and fair value of debt securities, if different, at December 31, 2001, by contractual maturity, are shown below. Securities not due at a single maturity date, primarily mortgage backed securities, are shown separately.

                                                                 Available for Sale         Held to Maturity
                                                                 ------------------        ------------------
                                                                        Fair             Carrying         Fair
                                                                        Value              Value         Value
                                                                       -------           ---------     ---------

     Due in one year or less                                          $  1,032           $     275      $     277
     Due after one year through five years                               4,122                   -             -
     Due after five years through ten years                              5,688                   -             -
     Due after ten years                                                 4,113                   -             -
     Mortgage backed securities                                          7,926                   -             -
                                                                       -------           ---------     ---------
                                                                       $22,881           $     275     $     277
                                                                       =======           =========     =========

                           FIRST SHARES BANCORP, INC.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                           DECEMBER 31, 2001 AND 2000
              (DOLLAR AMOUNTS IN THOUSANDS, EXCEPT PER SHARE DATA)

--------------------------------------------------------------------------------


NOTE 2 - CONTINUED

    Information about the sales of securities available for sale follows:

                                                                           2001               2000          1999
                                                                           ----               ----          ----
     Proceeds                                                             $6,113            $5,315        $1,192
     Gross realized gains                                                     65                 1             7
     Gross realized losses                                                     2                 1             7

    Securities pledged at year-end 2001 and 2000 had a carrying value of $8,543 and $2,506 and were pledged to secure repurchase agreements and federal funds purchased.

NOTE 3 - LOANS

    Total loans are comprised of the following at December 31:

                                                                                          2001             2000
                                                                                          ----             ----
     Commercial                                                                        $19,606           $19,047
     Commercial Real Estate                                                             12,725             6,902
     Residential Real Estate                                                            24,537            20,227
     Construction                                                                       10,292            12,148
     Consumer                                                                           23,796            23,085
                                                                                       -------           -------
                                                                                        90,956            81,409
     Less: allowance for loan losses                                                    (1,148)             (910)
                                                                                       -------           -------
         Loans, net                                                                    $89,808           $80,499
                                                                                       =======           =======

NOTE 4 - ALLOWANCE FOR LOAN LOSSES

    An analysis of the allowance for loan losses follows:

                                                                          2001            2000              1999
                                                                          ----            ----              ----
     Balance, January 1                                               $   910          $   549           $   346
     Provision charged to operations                                      331              417               280
     Loans charged off                                                   (167)            (139)             (169)
     Recoveries                                                            74               83                92
                                                                       ------          -------           -------
     Balance, December 31                                              $1,148          $   910           $   549
                                                                       ======          =======           =======


    Impaired loans were as follows.

                                                                         2001            2000
                                                                         ----            ----
     Year-end loans with no allowance for loan losses allocated          $214          $    -
     Year-end loans with allowance for loan losses allocated               32               -
     Amount of the allowance allocated                                     15               -
     Average of impaired loans during the year                            211               -
     Interest income recognized during impairment                           -               -
     Cash-basis interest income recognized                                  -               -

                           FIRST SHARES BANCORP, INC.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                           DECEMBER 31, 2001 AND 2000
              (DOLLAR AMOUNTS IN THOUSANDS, EXCEPT PER SHARE DATA)

--------------------------------------------------------------------------------


NOTE 5 - PREMISES AND EQUIPMENT

    Premises and equipment consists of the following at December 31:

                                                                                          2001            2000
                                                                                       -------          ------
     Land                                                                               $   26          $   26
     Buildings and improvements                                                            770             755
     Leasehold improvements                                                                581             573
     Furniture and equipment                                                             1,914           1,664
                                                                                       -------          ------
         Total                                                                           3,291           3,018
     Accumulated depreciation                                                           (1,219)           (927)
                                                                                       -------          ------
                                                                                       $ 2,072          $2,091
                                                                                       =======          ======

    Depreciation expense was $295, $311 and $149 for 2001, 2000 and 1999.

NOTE 6 - DEPOSITS

    Certificates of deposit in denominations of $100 or more totaled $28,861 and $20,615 at December 31, 2001 and 2000.

    At year-end 2001, scheduled maturities of time deposits were as follows:

                           2002                                                  $42,914
                           2003                                                   20,065
                           2004                                                      729
                           2005                                                    1,044
                           2006                                                      563
                           Thereafter                                                106
                                                                                 -------
                                                                                 $65,421
                                                                                 =======

    Deposits from principal officers, directors, and their affiliates at year end 2001 and 2000 were $4,021 and $4,123.


NOTE 7 - FEDERAL HOME LOAN BANK ADVANCES AND NOTE PAYABLE

    At year-end, advances from the Federal Home Loan Bank were as follows:

                                               Fixed
           Maturity Date                   Interest Rate                             2001            2000
           -------------                   -------------                          -------          ------
         September 10, 2001                  6.88%                               $     -          $   800
         April 2, 2001                       6.30%                                     -            1,000
         June 19, 2001                       6.30%                                     -            1,500
         January 23, 2006                    4.73%                                 1,000                -
         March 7, 2007                       4.75%                                 1,000                -
         December 27, 2010                   5.30%                                 1,000            1,000
                                                                                  ------           ------

                                                                                  $3,000           $4,300
                                                                                  ======           ======

    The advances are due at maturity, but may be repaid at various dates without penalty, require monthly interest payments and are collateralized by first mortgage loans under a blanket lien arrangement. The only required principal payment during the next five years is $1,000 for the January 23, 2006 advance.

                           FIRST SHARES BANCORP, INC.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                           DECEMBER 31, 2001 AND 2000
              (DOLLAR AMOUNTS IN THOUSANDS, EXCEPT PER SHARE DATA)

--------------------------------------------------------------------------------


NOTE 2 - CONTINUED

    The Company maintains a line of credit with a financial institution. The Company has $2,000 available under the line, with $1,780 and $1,750 outstanding at December 31, 2001 and 2000. The outstanding balance accrues interest at LIBOR plus 1.75% (the interest rate was 3.9175% at December 31, 2001). The line matures July 31, 2002 and is secured by the Bank's stock and other assets of the Company and carries the secured personal guaranty of a director.


NOTE 8 - EMPLOYEE BENEFIT PLANS

    The Bank maintains a 401(k) retirement plan in which substantially all employees may participate. Employee contributions are limited to a maximum of 15% of their salary. The Plan allows for employer matching contributions up to 6% of an employee's compensation and employer discretionary contributions. The Bank's contributions to the Plan become 20% vested after each year of service and are fully vested after 5 years. Total 401(k) contributions charged to expense were $43, $47 and $18 in 2001, 2000 and 1999.

    The Bank has a deferred compensation plan for the benefit of certain directors. Under the plan, the Bank agrees, in return for the directors deferring the receipt of a portion of their current compensation, to pay a retirement benefit computed as the amount of the compensation deferred plus accrued interest at a variable rate. Accrued benefits payable totaled $161 and $128 at December 31, 2001 and 2000. The Bank purchased life insurance on the directors. The cash surrender value of that insurance was $456 and $447 at December 31, 2001 and 2000.


NOTE 9 - INCOME TAXES

    Income tax expense/(benefit) consists of the following:

                                                                        2001            2000              1999
                                                                      -------          -------           -----
     Current payable/(receivable)                                     $     -          $     -           $ (74)
     Deferred income tax                                                  208             (418)           (193)
     Change in valuation allowance                                       (208)             418             194
                                                                      -------          -------           -----
         Income tax expense/(benefit)                                 $     -          $     -           $ (73)
                                                                      =======          =======           =====

    The following is a reconciliation of income taxes and the amount computed by applying the statutory federal income tax rate of 34% to income/(loss) before income taxes for December 31:

                                                                       2001             2000             1999
                                                                     --------         --------          ------
     Statutory rate applied to income/(loss) before income taxes        $ 235            $(292)          $(232)
     Add (deduct)
         Tax-exempt interest income, net                                  (12)             (14)            (22)
         Life insurance                                                   (40)             (27)            (14)
         Other                                                             25              (85)              1
     Valuation Allowance                                                 (208)             418             194
                                                                     --------         --------          ------
         Total income tax expense/(benefit)                          $      -         $      -          $  (73)
                                                                     ========         ========          ======

    Deferred tax assets and liabilities as of December 31, 2001 and 2000, are comprised of the following components:

                           FIRST SHARES BANCORP, INC.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                           DECEMBER 31, 2001 AND 2000
              (DOLLAR AMOUNTS IN THOUSANDS, EXCEPT PER SHARE DATA)

--------------------------------------------------------------------------------


NOTE 9 - CONTINUED

                                                                                         2001             2000
                                                                                        ------           -----
     Deferred tax assets:
         Allowance for loan losses                                                        $370            $276
         Core deposit                                                                       53              45
         Net unrealized loss on securities available for sale                                4               -
         Net operating loss carryforward                                                   253             590
         Deferred compensation                                                              63               -
         Other                                                                              27              26
                                                                                        ------           -----
              Total deferred tax assets                                                    770             937

     Deferred tax liabilities:
         Depreciation                                                                     (194)           (132)
         Accrual to cash                                                                  (168)           (193)
         Net unrealized gain on securities available for sale                                -             (15)
                                                                                        ------           -----
              Total deferred liabilities                                                  (362)           (340)
     Valuation allowance                                                                  (404)           (612)
                                                                                        ------           -----
         Net deferred tax asset/(liability)                                             $    4           $ (15)
                                                                                        ======           =====

    A net operating loss of approximately $599 is being carried forward which expires in 2015.


NOTE 10 - COMMITMENTS AND CONTINGENCIES

    In the ordinary course of business, the Bank has guarantees and commitments to extend credit which are not reflected in the balance sheet. The Bank's exposure to credit loss in the event of nonperformance by the other party to the financial instrument is represented by the contractual amount of those instruments. The Bank uses the same credit policy to make such commitments as it does for on-balance sheet items. At December 31, 2001 and 2000, unused lines of credit and standby letters of credit totaled $9,441 and $11,392. Interest rates on these commitments are primarily variable. Since many commitments to make loans expire without being used, the amount does not necessarily represent future cash commitments. Collateral obtained upon exercise of the commitment is determined using management's credit evaluation of the borrower, and may include accounts receivable, inventory, property, land and other items.

    At year-end 2001 and 2000, reserves of $317 and $316 were required as deposits with the Federal Reserve or as cash on hand. These reserves do not earn interest.

    The Bank leases branch facilities under operating leases expiring in various years through 2006. Expense for leased premises was $139, $124 and $48 for 2001, 2000 and 1999.

    During 2001, the Bank entered into a lease agreement with an entity owned by a director for a branch facility. The lease terms require annual payments of $56, with the lease expiring 2006. Amounts paid to related parties under this lease totaled $4 for 2001.

    Future minimum lease payments are as follows:

                           2002                                                     $119
                           2003                                                      104
                           2004                                                       68
                           2005                                                       56
                           2006                                                       52
                                                                                    ----
                           Total                                                    $399
                                                                                    ====

                           FIRST SHARES BANCORP, INC.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                           DECEMBER 31, 2001 AND 2000
              (DOLLAR AMOUNTS IN THOUSANDS, EXCEPT PER SHARE DATA)

--------------------------------------------------------------------------------


NOTE 10 - CONTINUED

     During 1999, the Company entered into employment contracts with certain executive officers. The contracts have an initial term of three years, with the expiration extended an additional year at each annual anniversary date. The contracts provide for severance payments and other benefits, the amount of which depends upon the nature of the separation. No amount is accrued at December 31, 2001 or 2000 under these agreements.


NOTE 11 - CAPITAL REQUIREMENTS AND RESTRICTIONS ON RETAINED EARNINGS

     The Bank is subject to regulatory capital requirements administered by federal banking agencies. Capital adequacy guidelines and prompt corrective action regulations involve quantitative measures of assets, liabilities, and certain off-balance sheet items calculated under regulatory accounting practices.

     The prompt corrective action regulations provide five classifications, including well capitalized, adequately capitalized, undercapitalized, significantly undercapitalized, and critically undercapitalized, although these terms are not used to represent overall financial condition. If adequately capitalized, regulatory approval is required to accept brokered deposits. If undercapitalized, capital distributions are limited, as is asset growth and expansion, and plans for capital restoration are required.

     The Bank was categorized as well capitalized as of December 31, 2001.


                                                                            2001
                                          --------------------------------------------------------------------------
                                                                                                 Minimum Required
                                                                                                    To Be Well
                                                                      Minimum Required           Capitalized Under
                                                                         For Capital             Prompt Corrective
                                                  Actual              Adequacy Purposes         Action Regulations
                                           -------------------        ------------------        ------------------
                                            Amount       Ratio        Amount       Ratio        Amount       Ratio
Total capital (to risk weighted assets)     $10,048      10.18%       $ 7,892       8.00%        $ 9,866     10.00%

Tier 1 capital (to risk weighted assets)    $ 8,900       9.02%       $ 3,946       4.00%        $ 5,919      6.00%

Tier 1 capital (to average assets)          $ 8,900       6.95%       $ 5,121       4.00%        $ 6,401      5.00%


                                                                            2000
                                          --------------------------------------------------------------------------
                                                                                                 Minimum Required
                                                                                                    To Be Well
                                                                      Minimum Required           Capitalized Under
                                                                         For Capital             Prompt Corrective
                                                  Actual              Adequacy Purposes         Action Regulations
                                           -------------------        ------------------        ------------------
                                            Amount       Ratio        Amount       Ratio        Amount       Ratio
Total capital (to risk weighted assets)      $8,892      10.14%        $7,018       8.00%         $8,773     10.00%

Tier 1 capital (to risk weighted assets)     $7,982       9.10%        $3,509       4.00%         $5,264      6.00%

Tier 1 capital (to average assets)           $7,982       7.87%        $4,055       4.00%         $5,069      5.00%

                           FIRST SHARES BANCORP, INC.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                           DECEMBER 31, 2001 AND 2000
              (DOLLAR AMOUNTS IN THOUSANDS, EXCEPT PER SHARE DATA)

--------------------------------------------------------------------------------


NOTE 12 - STOCK OPTIONS

    The Company has established two separate stock option plans, the 1996 plan and the 1999 plan, which provide for the issue of up to 141,000 total options. At grant date, 25% of the options granted to employees are available for immediate exercise with the balance vesting at 25% per year over the next three years. The options granted to directors were fully vested at grant date. The options expire either five or seven years from the grant date. Compensation cost recognized for stock options was $0, $0, and $10 for 2001, 2000 and 1999.

    A summary of the activity in the plan is as follows.

                                               2001                      2000                      1999
                                      ---------------------      --------------------        --------------------
                                                   Weighted                  Weighted                   Weighted
                                                    Average                   Average                     Average
                                                   Exercise                  Exercise                    Exercise
                                       Shares        Price        Shares       Price          Shares       Price
                                       ------        -----        ------       -----          ------       -----
Outstanding at beginning of year          72,000      $7.97       108,000       $7.54          48,000       $6.67
Granted                                   37,000       6.50             -           -          60,000        8.23
Exercised                                      -          -             -           -               -           -
Forfeited                                 (3,000)      6.67       (36,000)       6.67               -           -
                                        --------      -----      --------       -----        --------       -----
Outstanding at end of year               106,000      $7.49        72,000       $7.97         108,000       $7.54
                                        ========      =====      ========       =====        ========       =====

Weighted average fair value per
  option granted during the year        $   1.95                 $      -                    $   1.75
                                        ========                 ========                    ========

    Options outstanding at year-end 2001 were as follows.

                                                            Outstanding                      Exercisable
                                                      ---------------------------     -------------------------
                                                                 Weighted Average                      Weighted
                                                                     Remaining                          Average
                  Exercise                                          Contractual                        Exercise
                   Prices                              Number          Life            Number            Price
                   ------                              ------          ----            ------            -----
                  $6.67                                  9,000     1.9 years              9,000           $6.67
                  $8.23                                 60,000     2.4 years             45,000            8.23
                  $6.50                                 37,000     6.3 years             25,000            6.50
                                                       -------                          -------
     Outstanding at year end                           106,000     3.7 years             79,000            7.33
                                                       =======                          =======

    Had compensation cost for stock options been measured using the fair value method, net income and earnings per share would have been the pro forma amounts indicated below. The pro forma effect may increase in the future if more options are granted.

                                                                        2001              2000             1999
                                                                        ----              ----             ----
     Pro forma net income (loss)                                       $ 647             $ (874)         $ (644)
     Pro forma basic earnings (loss) per share                           .61              (1.10)          (1.03)
     Pro forma diluted earnings (loss) per share                         .61              (1.10)          (1.03)

     The pro forma effects are computed using option pricing models, using the following weighted-average assumptions as of grant date. There were no options granted in 2000.

                           FIRST SHARES BANCORP, INC.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                           DECEMBER 31, 2001 AND 2000
              (DOLLAR AMOUNTS IN THOUSANDS, EXCEPT PER SHARE DATA)

--------------------------------------------------------------------------------


NOTE 12 - CONTINUED

                                                                          2001              2000          1999
                                                                          ----              ----          ----
     Risk-free interest rate                                            5.11%                -%          5.66%
     Expected option life                                             7 years                -         7 years
     Expected stock price volatility                                        -                -              -
     Dividend yield                                                        -%                -%          1.63%

NOTE 13 - EARNINGS (LOSS) PER SHARE

    A reconciliation of the numerators and denominators used to compute earnings per share is presented below:

                                                                          2001          2000              1999
                                                                          ----          ----              ----
     Earnings (loss) per share
         Net income (loss)                                        $        692   $      (858)    $        (609)
                                                                  ============   ============    =============

         Weighted average shares outstanding                         1,052,779       793,823           627,372
                                                                  ------------   ------------     ------------

              Earnings (loss) per share                           $       0.66   $     (1.08)     $       (.97)
                                                                  ============   ============     ============

     Diluted
         Net income (loss)                                        $        692   $      (858)     $       (609)
                                                                  ============   ============     ============
         Weighted average common shares
           outstanding for basic earnings per
           common share                                              1,052,779       793,823           627,372
         Add:  Dilutive effects of assumed
           exercises of stock options                                    9,061             -                 -
                                                                  ------------   ------------     ------------

         Average shares and dilutive potential
           common shares                                             1,061,840       793,823           627,372
                                                                  ------------   ------------     ------------

     Diluted earnings (loss) per common share                    $         .65   $     (1.08)    $        (.97)
                                                                 =============   ===========     =============

     Stock options for 60,000, 72,000 and 108,000 shares of common stock were not considered in computing diluted earnings (loss) per common share for 2001, 2000 and 1999 because they were antidilutive.

                           FIRST SHARES BANCORP, INC.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                           DECEMBER 31, 2001 AND 2000
              (DOLLAR AMOUNTS IN THOUSANDS, EXCEPT PER SHARE DATA)

--------------------------------------------------------------------------------


NOTE 14 - OTHER COMPREHENSIVE INCOME

    Other comprehensive income components and related taxes were as follows:

                                                                          2001            2000             1999
                                                                          ----            ----             ----
     Unrealized holding gains (losses) on
       securities available-for-sale                                 $     15          $   281           $(287)
     Less reclassification adjustments for gains
       and losses later recognized in income                              (63)               -               -
                                                                     --------          -------           -----
         Net unrealized gains (losses)                                    (48)             281            (287)
     Tax effect                                                            20             (111)            113
                                                                     --------          -------           -----

         Other comprehensive income (loss)                           $    (28)         $   170           $(174)
                                                                     ========          =======           =====

NOTE 15 - FAIR VALUES OF FINANCIAL INSTRUMENTS

    Carrying amount and estimated fair values of financial instruments were as follows at year-end.

                                                                   2001                          2000
                                                        -------------------------     ----------------------------
                                                          Carrying          Fair        Carrying              Fair
                                                           Amount           Value       Amount                Value
                                                           ------           -----       ------                -----
Financial assets
     Cash and cash equivalents                          $   6,308        $   6,308       $   3,394        $   3,394
     Securities available for sale                         22,881           22,881          15,772           15,772
     Securities held to maturity                              275              277             276              277
     Loans held for sale                                    2,759            2,761             494              506
     Loans, net                                            89,808           92,557          80,499           81,254
     Federal Home Loan Bank stock                             670              670             670              670
     Accrued interest receivable                              713              713             784              784
Financial liabilities
     Deposits                                            (111,375)        (112,555)        (90,708)         (90,889)
     Federal Home Loan Bank advances                       (3,000)          (2,874)         (4,300)          (4,300)
     Accrued interest payable                                (220)            (220)           (234)            (234)
     Federal funds purchased                                    -                -          (2,600)          (2,600)
     Other borrowings                                      (5,991)          (5,991)         (1,750)          (1,750)

    The methods and assumptions used to estimate fair value are described as follows:

    Carrying amount is the estimated fair value for cash and cash equivalents, short-term borrowings, Federal Home Loan Bank stock, accrued interest receivable and payable, demand deposits, short-term debt, and variable rate loans or deposits that reprice frequently and fully. Security fair values are based on market prices or dealer quotes, and if no such information is available, on the rate and term of the security and information about the issuer. For fixed rate loans or deposits and for variable rate loans or deposits with infrequent repricing and repricing limits, fair value is based on discounted cash flows using current market rates applied to the estimated life and credit risk. Fair values for impaired loans are estimated using discounted cash flow analysis or underlying collateral values. Fair value of loans held for sale is based on market quotes. Fair value of debt is based on current rates for similar financing. The fair value of off-balance-sheet items is based on the current fees or cost that would be charged to enter into or terminate such arrangements.

                           FIRST SHARES BANCORP, INC.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                           DECEMBER 31, 2001 AND 2000
              (DOLLAR AMOUNTS IN THOUSANDS, EXCEPT PER SHARE DATA)

--------------------------------------------------------------------------------


NOTE 16 - PARENT COMPANY ONLY CONDENSED FINANCIAL INFORMATION

    Condensed financial information of First Shares Bancorp, Inc. follows:



                            CONDENSED BALANCE SHEETS
                           December 31, 2001 and 2000

                                                                                              2001            2000
                                                                                            ------          ------
ASSETS
Cash and cash equivalents                                                                   $   25          $  176
Investment in banking subsidiary                                                             9,013           8,168
Other assets                                                                                     5               5
                                                                                            ------          ------
     Total assets                                                                           $9,043          $8,349
                                                                                            ======          ======

LIABILITIES AND EQUITY
Note payable                                                                                $1,780          $1,750
Shareholders' equity                                                                         7,263           6,599
                                                                                            ------          ------
     Total liabilities and shareholders' equity                                             $9,043          $8,349
                                                                                            ======          ======

                       CONDENSED STATEMENTS OF OPERATIONS
                        December 31, 2001, 2000 and 1999

                                                                               2001           2000            1999
                                                                             -----           -----            -----
Dividends from banking subsidiaries                                          $   -           $ 100            $  89
Interest expense on other borrowings                                           113              82                -
Other income                                                                     3               -                2
Other expense                                                                   71              33              (25)
                                                                             -----           -----            -----
Income (loss) before income tax and undistributed
  subsidiary income                                                           (181)            (15)              66
Income tax expense (benefit)                                                     -               -                -
Equity in undistributed subsidiary income                                      873            (843)            (675)
                                                                             -----           -----            -----
Net income (loss)                                                            $ 692           $(858)           $(609)
                                                                             =====           =====            =====

                           FIRST SHARES BANCORP, INC.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                           DECEMBER 31, 2001 AND 2000
              (DOLLAR AMOUNTS IN THOUSANDS, EXCEPT PER SHARE DATA)

--------------------------------------------------------------------------------


NOTE 16 - CONTINUED

                       CONDENSED STATEMENTS OF CASH FLOWS
                        December 31, 2001, 2000 and 1999


                                                                             2001           2000             1999
                                                                          --------        --------         --------
Cash flows from operating activities
     Net income/(loss)                                                     $   692           $(858)           $(609)
     Adjustments:
         Stock option compensation expense                                       -               -               10
         Equity in undistributed subsidiary income                            (873)            843              675
         Change in other assets                                                  -              53              (19)
         Change in other liabilities                                             -             (64)              32
                                                                          --------        --------         --------
              Net cash from operating activities                              (181)            (26)              89

Cash flows from financing activities
     Contribution to subsidiary                                                  -          (4,275)          (1,000)
     Draws on note payable                                                      30           1,750                -
     Issuance of common stock                                                    -           2,690              997
     Net purchase/reissue of treasury stock                                      -               -              (23)
     Dividends paid                                                              -               -              (89)
                                                                          --------        --------         --------
         Net cash from financing activities                                     30             165             (115)
                                                                          --------        --------         --------
Net change in cash and cash equivalents                                       (151)            139              (26)
Beginning cash and cash equivalents                                            176              37               63
                                                                          --------        --------         --------
Ending cash and cash equivalents                                          $     25        $    176         $     37
                                                                          ========        ========         ========

NOTE 17 - PROPOSED PUBLIC OFFERING

During the first quarter of 2002, the Company initiated a public offering of Debentures and Stock Purchase Contracts. The Company is seeking to raise a minimum of $2,500 (and a maximum of $5,000) through the sale of the securities. The Debentures are unsecured and subordinated, have a term of approximately 9 years, and accrue interest at 8% per annum payable quarterly in arrears. The Debentures mature on July 1, 2011, but are redeemable by the Company at any time prior to their maturity. The Stock Purchase Contracts require a purchaser to buy common shares of the Company at $10 per share on January 1, 2011. A purchaser may elect to purchase the common shares of the Company at any time prior to that date at the same price per share. The Stock Purchase Contracts will be cancelled in the event the Debentures are redeemed. The offering is being made on a "best efforts" basis.

                           FIRST SHARES BANCORP, INC.
                           CONSOLIDATED BALANCE SHEETS
              (DOLLAR AMOUNTS IN THOUSANDS, EXCEPT PER SHARE DATA)

--------------------------------------------------------------------------------

                                                                                      (Unaudited)
                                                                                        June 30,       December 31,
                                                                                          2002             2001
                                                                                      ------------     ------------
ASSETS
Cash and due from banks                                                               $      7,830     $      5,227
Federal funds sold                                                                           2,211            1,081
                                                                                      ------------     ------------
     Cash and cash equivalents                                                              10,041            6,308
Securities available for sale                                                               32,325           22,881
Securities held to maturity (fair values of
  $116 and $277)                                                                               115              275
FHLB stock, at cost                                                                            670              670
Loans held for sale                                                                            567            2,759
Loans, net of allowance ($1,223 and $1,148)                                                 95,599           89,808
Premises and equipment, net                                                                  2,010            2,072
Intangible assets, net                                                                          97              119
Cash surrender value of life insurance                                                       2,360            2,293
Accrued interest receivable and other assets                                                 1,782              928
                                                                                      ------------     ------------

                                                                                      $    145,566     $    128,113
                                                                                      ============     ============


LIABILITIES AND SHAREHOLDERS' EQUITY
Liabilities
     Noninterest-bearing deposits                                                     $     12,243     $     11,253
     Interest-bearing deposits                                                             108,996          100,122
                                                                                      ------------     ------------
         Total deposits                                                                    121,239          111,375
       Federal Home Loan Bank advances                                                       3,000            3,000
       Repurchase agreements                                                                 5,830            4,211
     Note Payable                                                                            1,870            1,780
       Debentures                                                                            4,975                -
     Accrued interest payable and other liabilities                                            573              484
                                                                                      ------------     ------------
                                                                                           137,487          120,850

Shareholders' equity
     Common stock, $.01 par value:  10,000,000 shares authorized,
       1,052,779 shares issued and outstanding                                                  11               11
     Additional paid in capital                                                              4,674            4,674
     Retained Earnings                                                                       3,429            2,583
     Accumulated other comprehensive loss                                                      (35)              (5)
                                                                                      ------------     ------------
                                                                                             8,079            7,263
                                                                                      ------------     ------------

                                                                                      $    145,566     $    128,113
                                                                                      ============     ============

                             See accompanying notes

                           FIRST SHARES BANCORP, INC.
           CONSOLIDATED STATEMENTS OF INCOME AND COMPREHENSIVE INCOME
                     SIX MONTHS ENDED JUNE 30, 2002 AND 2001
                                   (UNAUDITED)
              (DOLLAR AMOUNTS IN THOUSANDS, EXCEPT PER SHARE DATA)

--------------------------------------------------------------------------------

                                                                                            2002           2001
                                                                                      ------------     ------------
Interest income
    Loans, including related fees                                                      $     3,559     $      3,878
    Taxable securities                                                                         804              630
    Nontaxable securities                                                                       17               21
    Other                                                                                       15               20
                                                                                       -----------     ------------
     Total Interest Income                                                                   4,395            4,549

Interest expense
    Deposits                                                                                 1,600            2,338
    Other                                                                                      209              204
                                                                                      ------------     ------------
     Total Interest Expense                                                                  1,809            2,542
                                                                                      ------------     ------------

NET INTEREST INCOME                                                                          2,586            2,007

Provision for loan losses                                                                      110              163
                                                                                      ------------     ------------

NET INTEREST INCOME AFTER PROVISION FOR LOAN LOSSES                                          2,476            1,844

Noninterest income
    Service charges on deposit accounts                                                        189              138
     Gain on sale of loans                                                                     275              158
    Increase in cash surrender value of life insurance                                          75               59
    Securities gains                                                                            52                8
    Other                                                                                      110               83
                                                                                      ------------     ------------
     Total Noninterest Income                                                                  701              446

Noninterest expenses
    Salaries and employee benefits                                                           1,448            1,251
    Occupancy                                                                                  210              175
    Equipment and data processing                                                              214              207
    Telephone                                                                                   63               60
    Other                                                                                      521              458
                                                                                      ------------     ------------
       Total Noninterest Expense                                                             2,456            2,151
                                                                                      ------------     ------------

INCOME BEFORE INCOME TAXES                                                                     721              139

Income tax expense (benefit)                                                                  (125)               -
                                                                                      ------------     ------------

NET INCOME                                                                            $        846     $        139
                                                                                      ============     ============

Comprehensive Income                                                                  $        816     $        218
                                                                                      ============     ============

Per share data
    Earnings per share                                                                $        .80     $        .13
Earnings per share, assuming dilution                                                          .79              .13


                             See accompanying notes

                           FIRST SHARES BANCORP, INC.
                      CONSOLIDATED STATEMENTS OF CASH FLOWS
                     SIX MONTHS ENDED JUNE 30, 2002 AND 2001
                                   (UNAUDITED)
                          (DOLLAR AMOUNTS IN THOUSANDS)

--------------------------------------------------------------------------------

                                                                                            2002           2001
                                                                                       ------------    ------------
CASH FLOWS FROM OPERATING ACTIVITIES
    Net income                                                                         $        846    $        139
    Adjustments to reconcile net income
      to net cash from operating activities:
       Depreciation and amortization                                                            157             141
       Provision for loan losses                                                                110             163
       Discount (accretion) and premium amortization                                             28             (25)
       (Gain) on sale of securities                                                             (52)             (8)
         (Gain) on sale of other real estate owned                                              (16)              -
       Amortization of intangible assets                                                         22              22
       Changes in assets and liabilities:
          Loans held for sale                                                                 2,192            (581)
          Increase in cash surrender value of life insurance                                    (67)            (52)
          Interest receivable and other assets                                                 (957)            (44)
          Interest payable and other liabilities                                                108               6
                                                                                       ------------    ------------
              Net cash from operating activities                                              2,371            (239)

CASH FLOWS FROM INVESTING ACTIVITIES
    Proceeds from sales, calls, maturities and principal
      payments on securities available for sale                                               7,695          10,379
    Proceeds from maturities of securities held to maturity                                     160              -
    Purchases of securities available for sale                                              (17,164)        (14,346)
    Loans made to customers net of payments received                                         (5,869)         (5,709)
    Premises and equipment purchases                                                            (95)            (65)
         Proceeds from sale of other real estate owned                                           87               -
                                                                                       ------------    ------------
              Net cash from investing activities                                            (15,186)         (9,741)

CASH FLOWS FROM FINANCING ACTIVITIES
    Change in deposit accounts                                                                9,864          18,775
    Payments on Federal Home Loan Bank advances                                                   -          (2,500)
    Advances from Federal Home Loan Bank                                                          -           2,000
     Change in repurchase agreements                                                          1,619               -
    Federal Funds Purchased                                                                       -          (2,600)
    Proceeds from Note Payable                                                                   90               -
     Proceeds from Debentures                                                                 4,975               -
                                                                                       ------------    ------------
              Net cash from financing activities                                             16,548          15,675
                                                                                       ------------    ------------

Net change in cash and cash equivalents                                                       3,733           5,695

Cash and cash equivalents at beginning of period                                              6,308           3,394
                                                                                       ------------    ------------

CASH AND CASH EQUIVALENTS AT END OF PERIOD                                             $     10,041    $      9,089
                                                                                       ============    ============


                             See accompanying notes

                           FIRST SHARES BANCORP, INC.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                   (UNAUDITED)
                                  JUNE 30, 2002
              (DOLLAR AMOUNTS IN THOUSANDS, EXCEPT PER SHARE DATA)


NOTE 1 - BASIS OF PRESENTATION

The accompanying consolidated financial statements include the accounts of First Shares Bancorp, Inc. (the "Company") and its wholly owned subsidiary, First Bank (the "Bank"). The significant accounting policies followed for interim financial reporting are consistent with the policies followed for annual reporting. The consolidated interim financial statements have been prepared according to accounting principles generally accepted in the United States of America. The interim statements may not include all information and footnotes normally disclosed for the full annual financial statements. It is the opinion of management that all adjustments necessary for a fair presentation of the results for the reporting period have been included in the accompanying unaudited consolidated financial statements and all adjustments are of a normal recurring nature. Certain prior period information may be reclassified to conform to the 2002 presentation.


NOTE 2 - SECURITIES

The fair values of securities available for sale and related gains and losses recognized in accumulated other comprehensive income (loss) were as follows:

                                                                                       Gross             Gross
                                                                       Fair          Unrealized        Unrealized
                                                                       Value           Gains             Losses
                                                                  -----------       -----------      -----------
JUNE 30, 2002
U.S. Treasury and government agency securities                    $    13,563       $        94      $       (25)
Obligations of states and political subdivisions                        1,475                 4               (9)
Other securities                                                        6,162                22             (187)
Mortgage backed securities                                             11,125                88              (45)
                                                                  -----------       -----------      -----------

                                                                  $    32,325       $       208      $      (266)
                                                                  ===========       ===========      ===========

DECEMBER 31, 2001
U.S. Treasury and government agency securities                    $    12,547       $       156      $      (112)
Obligations of states and political subdivisions                          616                 -              (11)
Other securities                                                        1,792                 6              (14)
Mortgage backed securities                                              7,926                37              (72)
                                                                  -----------       -----------      -----------

                                                                  $    22,881       $       199      $      (209)
                                                                  ===========       ===========      ===========

The carrying amount, unrecognized gains and losses and fair value of securities held to maturity were as follows:

                           FIRST SHARES BANCORP, INC.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                   (UNAUDITED)
                                  JUNE 30, 2002
              (DOLLAR AMOUNTS IN THOUSANDS, EXCEPT PER SHARE DATA)


NOTE 2 - SECURITIES (CONTINUED)

                                                                          Gross            Gross
                                                        Amortized     Unrecognized     Unrecognized        Fair
                                                          Cost            Gains           Losses           Value
                                                          ----            -----           ------           -----
JUNE 30, 2002
-------------
Obligations of states and
  political subdivisions                             $       115      $          1    $          -     $        116
                                                     ===========      ============    ============     ============

DECEMBER 31, 2002
-----------------
Obligations of states and
  political subdivisions                             $        275     $          2    $          -     $        277
                                                     ============     ============    ============     ============

NOTE 3 - LOANS

Total loans are comprised of the following:

                                                                                       June 30,  December 31,
                                                                                      2002             2001
                                                                                      ----             ----
     Commercial                                                                   $     22,783    $     19,606
     Commercial Real Estate                                                             12,723          12,725
     Residential Real Estate                                                            24,547          24,537
     Construction                                                                       10,347          10,292
     Consumer                                                                           26,422          23,796
                                                                                  ------------    ------------

                                                                                  $     96,822    $     90,956
                                                                                  ============    ============

NOTE 4 - ALLOWANCE FOR LOAN LOSSES

An analysis of the allowance for loan losses follows:

                                                                                    June 30,         June 30,
                                                                                      2002             2001
                                                                                      ----             ----
     Balance, January 1                                                           $      1,148    $        910
     Provision charged to operations                                                       110             163
     Loans charged off                                                                     (47)           (111)
     Recoveries                                                                             12              29
                                                                                  ------------    ------------

     Balance, June 30                                                             $      1,223    $        991
                                                                                  ============    ============

                           FIRST SHARES BANCORP, INC.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                   (UNAUDITED)
                                  JUNE 30, 2002
              (DOLLAR AMOUNTS IN THOUSANDS, EXCEPT PER SHARE DATA)


NOTE 5 - EARNINGS (LOSS) PER SHARE

Basic earnings per share is computed by dividing net income by the weighted average shares outstanding during the period. A reconciliation of the numerator and denominator used to compute earnings per share is presented below:

                                                      Six months ended
                                                -----------------------------
                                                  June 30,         June 30,
                                                    2002             2001
                                                ------------     ------------
   EARNINGS PER SHARE
       Net income                               $        846     $        139

       Weighted average shares
         outstanding                               1,052,779        1,052,779
                                                ------------     ------------

       EARNINGS PER SHARE                       $        .80     $        .13
                                                ============     ============


   DILUTED EARNINGS PER SHARE

       Net income                               $        846     $        139

       Weighted average shares
         outstanding                               1,052,779        1,052,779

       Add:  Dilutive effect of assumed
         exercises of stock options                   16,999            6,885
                                                ------------     ------------

       Average shares and dilutive
         potential common shares                   1,069,778        1,059,664
                                                ------------     ------------

       DILUTED EARNINGS PER SHARE               $        .79     $        .13
                                                ============     ============

Shares of 497,500 issuable under the mandatory stock purchase contracts were not considered in computing diluted earnings per share because they were anti-dilutive.


NOTE 6 - PUBLIC OFFERING

During the first quarter of 2002, the Company initiated a public offering of Debentures and Stock Purchase Contracts. The Company was seeking to raise a minimum of $2,500 (and a maximum of $5,000) through the sale of securities. Through June 30, 2002, gross proceeds of $4,975 have been received. The Debentures are unsecured and subordinated, have a term of approximately 9 years, and accrue interest at 8% per annum payable quarterly in arrears. The Debentures mature on July 1, 2011, but are redeemable by

                           FIRST SHARES BANCORP, INC.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                  (UNAUDITED)
                                 JUNE 30, 2002
              (DOLLAR AMOUNTS IN THOUSANDS, EXCEPT PER SHARE DATA)

NOTE 6 - PUBLIC OFFERING (CONTINUED)

the Company at any time prior to their maturity. The Stock Purchase Contracts require a purchaser to buy common shares of the Company at $10 per share on January 1, 2011. A purchaser may elect to purchase the common shares of the Company at any time prior to that date at the same price per share. The Stock Purchase Contracts will be cancelled in the event the Debentures are redeemed. The offering was made on a "best efforts" basis. Proceeds of $3,000 have been contributed to the bank to support growth. As of June 30, 2002, capitalized costs of the offering totaled $628.


NOTE 7 - NEW ACCOUNTING PRONOUNCEMENTS

A new accounting standard requires all business combinations to be recorded using the purchase method of accounting. Under the purchase method, all identifiable tangible and intangible assets and liabilities of the acquired company must be recorded at fair value at date of acquisition, and the excess cost over fair value of net assets acquired is recorded as goodwill. Identifiable intangible assets with finite useful lives will continue to amortize under the new standard, whereas goodwill ceased being amortized starting in 2002. Annual impairment testing will be required for goodwill with impairment being recorded if the carrying amount of goodwill exceeds its implied fair value. Amounts previously recorded as goodwill from depository institution branch acquisitions are not presently considered to be goodwill under the new standard and these amounts will continue to be amortized.

Intangible assets recorded on the Company's balance sheet consist of core deposit intangibles acquired from a 1995 branch acquisition. The gross amount of the asset is $396 and the accumulated amortization is $299. This intangible asset is subject to amortization, and amortization expense was $22 for the first six months of 2002 and 2001. Estimated amortization expense thereafter is as follows: 2002 $22, 2003 $44, and 2004 $31.

Effective January 1, 2002, the Company adopted a new accounting standard on impairment and disposal of long-lived assets. The adoption of this new standard was not material to the financial statements.

A new accounting standard regarding asset retirement obligations will apply for 2003. Management does not believe this standard will have a material effect on the Company's financial statements.

============================================================       ================================================
------------------------------------------------------------       ------------------------------------------------
     WE HAVE NOT AUTHORIZED ANY DEALER, SALESPERSON OR OTHER
PERSON TO GIVE YOU WRITTEN INFORMATION OTHER THAN THIS
PROSPECTUS OR TO MAKE REPRESENTATIONS AS TO MATTERS NOT                             120,000 SHARES
STATED IN THIS PROSPECTUS. YOU MUST NOT RELY ON UNAUTHORIZED
INFORMATION. THIS PROSPECTUS IS NOT AN OFFER TO SELL THOSE
SECURITIES OR OUR SOLICITATION OF YOUR OFFER TO BUY THE
SECURITIES IN ANY JURISDICTION WHERE THAT WOULD NOT BE
PERMITTED OR LEGAL. NEITHER THE DELIVERY OF THIS PROSPECTUS                          FIRST SHARES
OR ANY SALES MADE HEREUNDER AFTER THE DATE OF THIS
PROSPECTUS SHALL CREATE AN IMPLICATION THAT THE INFORMATION                          BANCORP, INC.
CONTAINED HEREIN OR THE AFFAIRS OF THE COMPANY HAVE NOT
CHANGED SINCE THE DATE HEREOF.




                    ___________________                                              COMMON STOCK




                     TABLE OF CONTENTS


                                                     PAGE
                                                     ----
Prospectus Summary......................................3
Risk Factors............................................6
Use of Proceeds.........................................8                        ------------------
Market Price Data.......................................8                             PROSPECTUS
Dividends...............................................8                        ------------------
Selected Consolidated Financial and
   Other Data..........................................10
Management's Discussion and Analysis
   of Financial Condition and Results of
   Operations..........................................11                           DAVID A. NOYES
Business...............................................29
Management.............................................35                             & COMPANY
Principal and Selling Shareholders.....................39
Certain Relationships and Related Transactions.........41
Supervision and Regulation.............................41
Description of Capital Stock...........................48
Plan of Distribution...................................53
Where You Can Find More Information....................54
Legal Matters..........................................55
Experts................................................55
Index to Financial Statements.........................F-1                                      , 2002

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                                     PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 1.  INDEMNIFICATION OF DIRECTORS AND OFFICERS.

     First Shares is an Indiana corporation. First Shares' officers and directors are and will be indemnified under Indiana law and the amended articles of incorporation of First Shares against certain liabilities. Chapter 37 of The Indiana Business Corporation Law (the "IBCL") requires a corporation, unless its articles of incorporation provide otherwise, to indemnify a director or an officer of the corporation who is wholly successful, on the merits or otherwise, in the defense of any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative and whether formal or informal, against reasonable expenses, including counsel fees, incurred in connection with the proceeding. First Shares' amended articles of incorporation do not contain any provision prohibiting such indemnification.

     The IBCL also permits a corporation to indemnify a director, officer, employee or agent who is made a party to a proceeding because the person was a director, officer, employee or agent of the corporation against liability incurred in the proceeding if (i) the individual's conduct was in good faith and
(ii) the individual reasonably believed (A) in the case of conduct in the individual's official capacity with the corporation that the conduct was in the corporation's best interests and (B) in all other cases that the individual's conduct was at least not opposed to the corporation's best interests and (iii) in the case of a criminal proceeding, the individual either (A) had reasonable cause to believe the individual's conduct was lawful or (B) had no reasonable cause to believe the individual's conduct was unlawful. The IBCL also permits a corporation to pay for or reimburse reasonable expenses incurred before the final disposition of the proceeding and permits a court of competent jurisdiction to order a corporation to indemnify a director or officer if the court determines that the person is fairly and reasonably entitled to indemnification in view of all the relevant circumstances, whether or not the person met the standards for indemnification otherwise provided in the IBCL.

     First Shares' amended articles of incorporation provide for certain additional limitations of liability and indemnification. The amended articles of incorporation provide that a director shall not be personally liable to First Shares or its shareholders for an action taken as a director, or any failure to take any action, unless (1) the director has breached or failed to perform the duties of the director's office in compliance with the Articles of Incorporation and (2) the breach or failure to perform constitutes willful misconduct or recklessness. Another section of the amended articles of incorporation generally provides that any director or officer of First Shares or any person who is serving at the request of First Shares as a director, officer, employee or agent of another entity shall be indemnified and held harmless by First Shares to the fullest extent authorized by the IBCL against all expense, liability and loss (including attorneys' fees, judgments, fines certain employee benefits excise taxes or penalties and amounts paid or to be paid in settlement) reasonably incurred or suffered in connection with a civil, criminal, administrative or investigative action, suit or proceeding to which such person is a party by reason of the person's service with or at the request of First Shares. This section of the amended articles of incorporation also provides such persons with certain rights to be paid by First Shares the expenses incurred in defending any such proceeding in advance of the final disposition and the right to enforce indemnification claims against First Shares by bringing suit against First Shares.

     First Shares' amended articles of incorporation authorize First Shares to maintain insurance to protect itself and any director, officer, employee or agent of First Shares or another corporation, partnership, joint venture, trust or other entity against expense, liability or loss, whether or not First Shares would have the power to indemnify such person against such expense, liability or loss under the IBCL. First Shares currently maintains such insurance.

ITEM 2.  OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION.

               Registration Fee---------------------------------  $    100
               NASD Fee-----------------------------------------       605
               Printing and Engraving Expenses------------------     3,000
               Legal Fees and Expenses--------------------------    40,000
               Accounting Fees and Expenses---------------------     4,000
               Blue Sky Fees and Expenses-----------------------     2,000
               Miscellaneous  ----------------------------------       295
                                                                  --------
               Total--------------------------------------------  $ 50,000
                                                                  ========
ITEM 3.  UNDERTAKINGS.

     The undersigned Registrant hereby undertakes that insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the provisions described in Item 15 above, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable.

     In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

     The undersigned Registrant hereby further undertakes:

     (1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

         (i) To include any prospectus required by section 10(a)(3) of the Securities Act of 1933;

         (ii) To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of a prospectus filed with the Commission pursuant to Rule 424(b) (Section 230.424(b) of 17 C.F.R.) if, in the aggregate, the changes in volume and price represent no more than a 20% change in the maximum aggregate offering price set forth in the "Calculation of Registration Fee" table in the effective registration statement; and

         (iii) To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;

     PROVIDED, HOWEVER, that paragraphs (1)(i) and (1)(ii) do not apply if the registration statement is on Form S-3 (Section 239.13 of 17 C.F.R.), Form S-8 (Section 239.16b of 17 C.F.R.) or Form F-3 (Section 239.33 of 17 C.F.R.), and the information required to be included in a post-effective amendment by those paragraphs is contained in periodic reports filed by the Registrant pursuant to section 13 or section 15(d) of the Securities Exchange Act of 1934 that are incorporated by reference in the registration statement.

         (2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

         (3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

ITEM 4.  UNREGISTERED SECURITIES ISSUED OR SOLD WITHIN ONE YEAR.

     Not applicable.

ITEM 5.  INDEX TO EXHIBITS.

     The following exhibits are filed with this Registration Statement:

     1      Form of Sales Agency Agreement (1)

     3.1 Articles of Incorporation of First Shares Bancorp, Inc. and amendments, incorporated by reference from Exhibit 3.1 to the Registration Statement on Form SB-2 of First Shares Bancorp, Inc., file no. 333-31520, as amended (the "2000 Registration Statement").

     3.2    Bylaws of First Shares Bancorp, Inc., incorporated by reference from
            Exhibit 3.2 to the 2000 Registration Statement.

     4.1    Specimen Common Stock Certificate, incorporated by reference from
            Exhibit 4 to the 2000 Registration Statement.

     4.2 Trust Indenture dated April 5, 2002 between First Shares Bancorp, Inc. and The Huntington National Bank, as Trustee, incorporated by reference from Exhibit 4.1 to the Registration Statement on Form SB-2 of First Shares Bancorp, Inc., file no. 333-83640 (the "2002 Registration Statement").

     4.3 Equity Contract Agency Agreement dated April 5, 2002 between First Shares Bancorp, Inc. and First Bank, incorporated by reference from
            Exhibit 4.3 to the 2002 Registration Statement.

     5 Opinion and consent of Leagre Chandler & Millard LLP regarding legality of the securities being registered (1)

     10.1 1996 Amended and Restated Stock Option Plan, incorporated by reference from Exhibit 10.1 to the 2002 Registration Statement.

     10.2 1999 Amended and Restated Stock Option Plan, incorporated by reference from Exhibit 10.2 to the 2000 Registration Statement.

     10.3 Employment Agreement of Jerry R. Engle and amendment thereof, incorporated by reference from Exhibit 10.3 to the 2000 Registration Statement.

     10.4 Form of Director Deferred Compensation Agreements, incorporated by reference from Exhibit 10.4 to the 2000 Registration Statement.

     10.5 Deferred Compensation Agreement dated October 26, 1999 between First Bank and H. Dean Hawkins and Termination of First Bank Deferred Compensation Agreement for H. Dean Hawkins dated January 31, 2000, incorporated by reference from Exhibit 10.5 to the 2000 Registration Statement.

     10.6 Lease Agreement dated March 29, 1999 between Greenwood ICC Realty, LLC and First State Bank, incorporated by reference from Exhibit
            10.7 to the 2000 Registration Statement.

     10.7 Lease dated April 12, 1999 between M. Kenton and Linda S. Franklin and First State Bank, incorporated by reference from Exhibit 10.8 to the 2000 Registration Statement.

     10.8 Lease dated December 8, 1999 between G & P Real Estate, LLC and First Bank, incorporated by reference from Exhibit 10.9 to the 2000 Registration Statement.

     10.9 Lease Agreement dated January 23, 2002 between R & A Enterprises, Inc. and First Bank, incorporated by reference from Exhibit 10.10 to the 2002 Registration Statement.

     10.10 Commercial Lease Agreement dated February 20, 2002 between Commercial 100, L.L.C. and First Bank, incorporated by reference from Exhibit 10.11 to the 2002 Registration Statement.

     10.11 Lease dated June 3, 2002 between Jim D. McMillion and Sandra T. McMillion and First Bank.

     21 Subsidiaries of First Shares Bancorp, Inc., incorporated by reference from Exhibit 21 to the Annual Report of First Shares Bancorp, Inc. on Form 10-KSB for the year ended December 31, 2000.

     23.1   Consent of Crowe, Chizek and Company LLP.

     23.2   Consent of Leagre Chandler & Millard LLP (included in Exhibit 5).

     24     Powers of Attorney (included on signature page).

--------------------
(1)  To be filed by amendment.

                                   SIGNATURES

     Pursuant to the requirements of the Securities Act of 1933, the Registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Greenwood, State of Indiana, on October 1, 2002.

                                             FIRST SHARES BANCORP, INC.



                                             By:  /s/  Jerry R. Engle
                                                 -------------------------------
                                                       Jerry R. Engle
                                                       President



KNOW ALL MEN BY THESE PRESENTS, that each individual whose signature appears below hereby constitutes and appoints Jerry R. Engle, R. J. McConnell and Kimberly B. Kling, or any of them, his true and lawful agent, proxy and attorney-in-fact, with full power of substitution and resubstitution, for him and in his name, place and stead, in any and all capacities, to (i) act on, sign and file with the Securities and Exchange Commission any and all amendments (including post-effective amendments) to this registration statement together with all schedules and exhibits thereto and any subsequent registration statement filed pursuant to Rule 462(b) under the Securities Act of 1933, as amended, together with all schedules and exhibits thereto, (ii) act on, sign and file such certificates, instruments, agreements and other documents as may be necessary or appropriate in connection therewith, (iii) act on and file any supplement to any prospectus included in this registration statement or any such amendment or any subsequent registration statement filed pursuant to Rule 462(b) under the Securities Act of 1933, as amended, and (iv) take any and all actions which may be necessary or appropriate in connection therewith, granting unto such agent, proxy and attorney-in-fact full power and authority to do and perform each and every act and thing necessary or appropriate to be done, as fully for all intents and purposes as he might or could do in person, hereby approving, ratifying and confirming all that such agents, proxies and attorneys-in-fact or any of their substitutes may lawfully do or cause to be done by virtue thereof.

     Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed below on October 1, 2002 by the following persons in the capacities indicated.

Signature                                               Title
---------                                               -----

/s/ Frank A. Rogers                           Chairman of the Board and Director
---------------------
Frank A. Rogers


/s/ Jerry R. Engle                            Director and President and
---------------------                         Chief Executive Officer
Jerry R. Engle                                (Principal Executive Officer)



/s/ John Ditmars                              Executive Vice President
---------------------                         and Chief Operating Officer
John Ditmars                                  (Principal Operating Officer)


/s/ Kimberly B. Kling                         Secretary, Treasurer and Chief
---------------------                         Financial Officer
Kimberly B. Kling                             (Principal Accounting Officer)

                                                 Director
--------------------
Ralph M. Foley


/s/ H. Dean Hawkins                              Director
--------------------
H. Dean Hawkins


                                                 Director
--------------------
Gary W. Lewis


/s/ R. J. McConnell                              Director
--------------------
R. J. McConnell


/s/ William J. Meredith                          Director
------------------------
William J. Meredith


/s/ Norman D. Stockton                           Director
-----------------------
Norman D. Stockton